UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Greenville Pro Soccer, LLC

Legal status of issuer:
    Form: Limited Liability Company
    Jurisdiction of Incorporation/Organization: South Carolina
    Date of organization: March 6, 2018

Physical address of issuer: 22 South Main Street
        Greenville, SC 29601

Website of issuer: https://www.greenvilletriumph.com/; https://www.greenvilleliberty.com/

Is there a co-issuer? ☑ yes ☐ no.

Name of co-issuer: Greenville Pro Soccer SPV LLC

Legal status of co-issuer:
    Form: Limited Liability Company
    Jurisdiction of Incorporation/Organization: South Carolina
    Date of organization: January 8, 2026

Physical address of co-issuer: 22 South Main Street
        Greenville, SC 29601

Website of co-issuer: N/A

Name of intermediary through which the offering will be conducted: Vicinity, LLC
CIK number of intermediary: 0001798542
SEC file number of intermediary: 7-223
CRD number, if applicable, of intermediary: 307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available

at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Company pays Vicinity a 4.75% commission based on the dollar amount received from investors in the Offering.

Investors will also pay Vicinity a 1% transaction fee from all payments from the Company to investors, which will be deducted from payments the Company makes to investors.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Company will issue to Vicinity 2% of the total amount raised in the form of the securities offered to the public in this Offering.

Type of security offered: Class A-1 Membership Units

Target number of Securities to be offered: 194,856

Price (or method for determining price): $1.283

Target offering amount: $250,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☑ Pro-rata basis ☐ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 17

Issuer:

	2024	**2023**
Total Assets	$1,193,441	$895,344
Cash & Cash Equivalents	$56,319	$33,577
Accounts Receivable	$250.00	$0.00
Accounts Payable	$997,891	$86,880
Short-term Loan	$250,000	-
Deferred Revenue	$66,505	$104,342
Short-term Lease Liability	$189,950	$19,651
Long-term Lease Liability	$288,080.00	$0.00
Revenues/Sales	$1,599,287.00	$1,757,815.00
Cost of Goods Sold	$317,918.00	$430,253.00
Taxes Paid	$0.00	$0.00
Net Income	($5,563,853)	(4,236,221)

Co-Issuer:

	2024	**2023**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky,

Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


April 21, 2026

FORM C

Up to $5,000,000

GREENVILLE PRO SOCCER, LLC

d/b/a Greenville Triumph and Greenville Liberty

22 South Main Street
Greenville, South Carolina 29601

MEMBERSHIP UNITS


Greenville Pro Soccer, LLC ("**GPS,**" the "**Company,**" "**we,**" "**us,**" or "**our**"), a South Carolina limited liability company, is offering (the "**Offering**") up to $1,235,000 (the "**Maximum Offering Amount**") of Class A-1 Units of the Company's membership interests (the "**Class A-1 Units**" or the "**Securities**") to investors ("**Investor(s)**," "**you,**" or "**your**") in the Offering. GPS is utilizing a crowdfunding vehicle, Greenville Pro Soccer SPV, LLC, a South Carolina limited liability company (the "**SPV Company**"), to own the Class A-1 Units. Your investment will be made into the SPV Company, in which you will receive Units of SPV Company's membership interests (the "**SPV Units**" and collectively with the Class A-1 Units, the "**Securities**"). You will not own a direct ownership interest in the Company, but rather your ownership interest will be in the SPV Company. This Offering is exempt from registration pursuant to Section 4(a)(6) ("**Reg CF**") of the Securities Act of 1933, as amended (the "**Securities Act**"). This Offering is made on the registered funding portal, Vicinity, LLC, available at https://marketplace.vicinitycapital.com/offers/86 (the "**Intermediary**"). A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by the Company's Board of Managers (the "**Board**" or the "**Board of Managers**" and each Manager individually, a "**Manager**") in its sole discretion. The SPV Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "**Form C**").

The Company and the SPV Company have certified that all of the following statements are true for the Company and the SPV Company in connection with this Offering:

1. Each of the Company and SPV Company is organized under, and subject to, the laws of South Carolina, a State of the United States;

2. Each of the Company and SPV Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***");

3. Each of the Company and SPV Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

4. Each of the Company and SPV Company is not ineligible to offer or sell securities in reliance on Reg CF as a result of disqualification as specified in § 227.503(a);

5. To the extent required, both the Company and SPV Company have filed with the Securities and Exchange Commission ("***SEC***") and provided to Investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;

6. Each of the Company and SPV Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and

7. Each of the Company and SPV Company (i) has no predecessors and (ii) has not violated any reporting requirements of Reg CF.

The Offering is being made through Vicinity, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

Service Fees and Commissions[1]

	Price to Investors	**Service Fees and Commissions**	**Net Proceeds**
Minimum Individual Purchase Amount	$2,500	$118.75	$2,381.25
Aggregate Minimum Offering Amount	$250,000	$11,875	$238,125
Aggregate Maximum Offering Amount	$1,235,000	$58,662.5	$1,176,337.5

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants, and compensation in the form of securities that would be received by Vicinity.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 21, 2026.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Not an investment company registered or required to be registered under the Investment Company Act of 1940.

(4) Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act of 1933, as amended, as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(5) Has filed with the Securities and Exchange Commission (the "Commission") and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

1

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Greenville Pro Soccer, LLC (the "***Company***") is a South Carolina limited liability company formed on March 6, 2018. Greenville Pro Soccer SPV, LLC (the "***SPV Company***") is a South Carolina limited liability company formed on January 8, 2026.

The SPV Company will use the funds raised in this Offering to invest in the Company which owns and operates a USL League One (Division 3) men's professional soccer team known as "Greenville Triumph" (the "***Club***") pursuant to a USL Division 3 Franchise Agreement between GPS and USL Pro-2, LLC. GPS also owns and operates the "Greenville Liberty" women's pre-professional soccer club (the "***Liberty***"), which currently plays in the USL Academy League. While the Company believes that its stated investment objective and strategy are compelling, there can be no assurance that the Company will achieve its investment objectives.

The Company intends to raise at least $250,000 and up to $1,235,000 from Investors in this Offering. The minimum amount of Securities that can be purchased is $2,500 per Investor.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

SUMMARY OF THE OFFERING

Minimum amount of Class A-1 Units being offered (if min amount reached)*	194,856
Maximum amount of Class A-1 Units being offered*	962,588
Total Class A-1 Units outstanding after Offering (if max amount reached)*	962,588
Purchase price per Security	$1.283
Minimum investment amount per investor	$2,500.00
Offering deadline	April 30, 2026
Use of proceeds	See the description of the use of proceeds herein.
Voting Rights	None

* Subject to adjustment for Bonus Units; does not reflect Class A-1 Units issued to Vicinity as compensation for a successful raise.

The price of the Class A-1 Units has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value, and should not be considered indicative of the actual value of the Securities.

The Company is offering to sell up to 964,843 Class A-1 Units for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2026 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount, up to a total of $1,235,000.00 (the "***Maximum Amount***"), and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Investors.

If any material change occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have pending investment commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

If an Investor does not cancel an investment commitment before 48 hours prior to the Offering Deadline or a closing, the funds will be released to the SPV Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The minimum amount that an Investor may invest in the Offering is $2,500.00.

The Offering is being made through Vicinity, LLC, the Intermediary.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The risks and uncertainties discussed below are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects, and financial condition. You should carefully consider these risks together with all of the other information included in this Offering Statement and in Form C before you decide to purchase any of our Securities.

<u>**Risks Related to the Business**</u>

History of Losses and Expectation of Continued Losses. The Company has a history of operating at a substantial financial loss and may operate at a loss for the foreseeable future. Professional sports organizations typically incur significant expenses prior to achieving profitability, including personnel costs, facility expenses, league fees, marketing, and community engagement initiatives. The Company may never achieve profitability, and even if it does, it may be unable to sustain profitability on an ongoing basis. Investors should be prepared to lose their entire investment.

No Expectation of Regular Distributions; Reinvestment of Profits. The Company does not anticipate making cash distributions or dividends to investors, even if the Company were to become profitable. The Company's priority is to maintain and improve its competitive position and the quality of its on-field product. It is expected that any profits generated by the Company will be reinvested in the operations and personnel of the Club in order to increase its long-term value, including but not limited to player and technical staff compensation, roster development, scouting, academy and player pathway initiatives, facilities and matchday experience, marketing and community engagement, fan development, and league-related obligations. The Company's league participation may also entail standards and requirements that prioritize reinvestment in sporting and operational infrastructure over distributions to equity holders. As a result, investors should view this investment as long-term and illiquid, with any potential return likely dependent on a future liquidity event—such as a sale of the club, a sale of league-granted rights, or a recapitalization—none of which is assured and the timing and terms of which are uncertain. Investors should not expect to receive any return of capital or profit unless and until such a liquidity event occurs, if at all.

Risk of Investing in Sports Teams. The Company's prospects must be considered in light of the uncertainties, risks, and operational challenges frequently encountered by smaller professional sports teams. The Company may be unable to achieve its business objectives, generate sustainable revenues, or maintain operations without additional financing. The Company's future growth, if any, will depend upon sponsorships, ticket sales, merchandise sales, advertising revenue, and broadcast revenue, all of which are directly driven directly driven by fan interest. There can be no assurance that the Company will be successful in attracting and growing fan interest. If fan interest fails to develop or develops more slowly than expected, the Company's business, operating results and financial condition may be adversely affected. There is no assurance that the Company's business model will prove viable in the long term.

Need for Additional Capital and Uncertainty of Future Financing. The Company's operations and strategic initiatives require substantial capital, and the Company is likely to depend on additional equity or debt financing to maintain or expand operations. There is no assurance that additional financing will be available when needed, on favorable terms, or at all. If the Company is unable to obtain adequate financing, it may be forced to curtail operations, delay strategic initiatives, or restructure its obligations, any of which could materially and adversely affect Investors' interests.

The Company Does Not Own the Stadium Where Its Home Matches Will Be Played. The Company does not own the stadium in which its soccer team plays its matches and does not have full control over the maintenance or operations of the Stadium. The Company does not have any control over food and beverage vendors in the Stadium during its matches.

The Company Will Be Subject to the Terms of the Stadium Use Agreement. The Company entered into that certain Lease and Stadium Project Agreement dated as of October 24, 2024, by and among the City of Mauldin, South Carolina, CenterPlace, LLC, Bridgeway Station Owners Association, Inc., and TeamCo, as amended by that certain Amendment No. 1 to Lease and Stadium Project Agreement dated March 6, 2025 (the "***Stadium Lease***"). The Stadium Lease made the Company the lessee of a multi-use soccer stadium currently under construction at the Bridgeway Station development located in the City of Mauldin, SC (the "***Stadium***") in exchange for the Company agreeing to fund all construction costs not covered by funding from the City of Mauldin (the "***City***") and the State of South Carolina. The Company's obligation to fund such Stadium construction costs is referred to herein as the "***Financing Commitment***." In August of 2025, the Company did not have access to the funds necessary to satisfy the Financing Commitment, and the City was unwilling to proceed with the Stadium project without personal guarantees from three particular owners of the Company (the "***Guarantors***"). The Guarantors each personally guaranteed one-third of the Financing Commitment, which at the time totaled $13,500,000. This guarantee was conditioned on two key changes. First, a new company owned and controlled by the Guarantors, Hat Trick Properties LLC ("***StadiumCo***"), would assume the Company's obligation to fund the Financing Commitment, thereby relieving the Company of that obligation. Second, StadiumCo would become the primary lessee under the Stadium Lease with the City, thereby allowing StadiumCo to protect its significant investment in the Stadium. Without the Guarantors agreeing to personally guarantee and fund a significant portion of the Financing Commitment through StadiumCo, the City would have terminated the Stadium Lease, the Stadium would not be a reality, and the Company would have had to lease an inferior stadium for the Team's matches upon terms less favorable to the Company.

StadiumCo is currently working with the City to prepare an amendment to the Stadium Lease which would add StadiumCo as a lessee under the Stadium Lease (the "***Pending Amendment***").

Upon execution of the Pending Amendment by StadiumCo and all parties to the Stadium Lease, StadiumCo and the Company intend to enter into a Stadium License and Use Agreement (the "***Stadium Use Agreement***"), pursuant to which StadiumCo will license the Stadium to the Company for use by the Club and the Liberty for their home matches and other related soccer events upon commercially reasonable terms. StadiumCo will have the exclusive right and obligation to operate the Stadium for concerts, special events, sporting events (other than pro soccer), and community events. The Company does not have any rights in StadiumCo or to any fees, income, profits or goodwill generated by StadiumCo. The financial terms of the Stadium Use Agreement have been recommended by an independent sports stadium consultant and are intended to be fair and reasonable for both the Company and StadiumCo. The Stadium Use Agreement has not been finalized and remains subject to approval by the Board of the Company, but the following terms are under consideration by the Company and StadiumCo. The Company would pay StadiumCo rent in the amount of seven percent (7%) of all gross revenues from ticket sales, suite sales and rentals, and seat licenses fees received by the Company for its home matches and other related events (collectively, "***Ticket Revenues***"). StadiumCo would pay the Company fifty percent (50%) of all commissions received by StadiumCo from food and beverage sales during soccer events pursuant to the concessions management agreement that StadiumCo has entered into with a third party concessions provider. The Company would also be required to reimburse StadiumCo for all staffing, personnel, and other reasonable expenses incurred by StadiumCo for soccer event Stadium operations.

The Company Will Not Have the Right to Use the Stadium for Non-Soccer Events. Under the terms of the Stadium Use Agreement, the Company would be entitled to use the Stadium for the Club's and Liberty's home matches (regular season, playoffs, exhibition, and Cup matches), practices, camps and clinics, and media and other Club or Liberty events (e.g., pep rally, fanfest, media day, etc.). The Company would not be able to use the Stadium for any non-soccer events or any other purpose, and the Company would not receive revenue from non-soccer events held at the Stadium.

The Stadium Lease May Not Be Extended. The term of the Stadium Lease is currently only for ten (10) years and provides for the Company's use of the stadium through April of 2036. Although the City has indicated its willingness to extend the term of the Stadium Lease from ten (10) years to thirty (30) years, there is no guarantee that such extension will be granted or that it will be granted on terms favorable to the Company. Failure to secure an extension of the Stadium Lease could negatively impact the value and revenue potential of the Company. This could result in non-renewal of the Stadium Lease and the Company's teams having to find a new stadium to play its matches. Any disruption in the lease could result in additional costs to the Company and a potential loss of the Company's fan base if such relocation is to a location not near the its current location.

No Guaranteed Opening Date for the Stadium. The Stadium, which will be known as GE Vernova Park, could be open for the Club's home matches as early as June of 2026. The Club has arranged to play its early season matches at Furman University's Stone Stadium and at other locations in the Upstate of South Carolina until the new Stadium is open. The Company's revenue from home matches hosted at other locations will be significantly less than the expected revenues from home matches hosted at the Stadium. Further delays in the opening of the Stadium would negatively impact the revenue of the Company.

The Company's Trademarks Are Owned by the Company's Founder. The registered trademark rights for the Greenville Triumph's name and logos and the Greenville Liberty's logo (the

"*Trademarks*") are owned by Erwin Creates, LLC. Erwin Creates, LLC is owned by the Company's founder and current board member, Joe Erwin. The Company has been using the Trademarks since they were first created without any royalties or fees required to be to paid to Erwin Creates, LLC.

Limited Market Data and Uncertain Demand. Forecasting demand for professional soccer matches and related business activities involves significant uncertainty. Consumer preferences may shift, community engagement may fluctuate, and market data relevant to smaller professional leagues or emerging teams may be limited, unreliable, or incomplete. The Company's assumptions regarding growth, engagement, or sponsorship potential may prove inaccurate.

Vulnerability to External Economic and Market Conditions. General economic conditions, including inflation, unemployment levels, interest rates, and broader market instability, may materially affect consumer spending and corporate sponsorship budgets. During periods of economic downturn or financial uncertainty, spending on discretionary entertainment and hospitality often declines, which could directly impact the Company's revenue and financial position.

Operation in Highly Competitive Markets; Competitors May Have Greater Resources. The Company operates in a highly competitive market and will compete for attendance, viewership, sponsorship and merchandising revenue with a wide range of other entertainment and recreational activities available to potential fans. The Company cannot give any assurance that it will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, prospects, financial condition, and results of operations. There are existing competitors of the Company that have greater resources than the Company. While the Company believes that there will be a strong fan base for the Club and the Liberty, there can be no assurance that the Company's assumptions regarding their competitive position and fan interest will prove correct.

The Company operates one professional and two developmental soccer teams that are governed by the United Soccer League ("USL"), which could impose rules, fee structures, and other requirements that could materially impact the Company's operations and financial performance. The Company's professional men's team competes in USL League One, a professional third-division league recognized within the U.S. soccer pyramid. USL League One establishes and enforces standards relating to competition format, club operations, ownership qualifications, player regulations, facility requirements, and financial obligations. Participation in USL League One requires adherence to league rules, franchise agreements, and ongoing compliance with operational and financial benchmarks. The Company's women's team competes in the USL Academy League, a pre-professional U20 (Under 20) league focused on providing a high-level developmental and competitive pathway for pre-collegiate, amateur, and aspiring professional players. The Company also operates a men's U20 developmental team that competes in the USL Academy League. The USL Academy League governs club standards, competition structure, player eligibility, scheduling, and operational requirements. Although pre-professional in nature, participation in the USL Academy League still subjects the Company to league rules, fee structures, compliance obligations, and operational standards that may be updated or modified from season to season. The Company's membership in these leagues is conditioned on continued compliance with their respective franchise, governance, and operational requirements. Any changes in league rules, standards, or policies may materially impact the Company's operations and financial performance.

Dependence on League Governance and Regulatory Requirements. The Company's right to operate its teams is contingent upon compliance with league rules, franchise agreements, operating standards, ownership qualifications, and ongoing financial and operational requirements. The league may update, amend, or reinterpret such rules at any time. Changes may include increased fees, revised facility standards, mandatory operational investments, player-related requirements, or other obligations that could materially increase costs or alter the Company's business model. Non-compliance may result in fines, sanctions, or loss of operational rights.

Risk of League Restructuring, Contraction, or Instability. The financial health and competitive stability of the league directly affect the Company's marketability and operations. Professional soccer leagues in the United States may undergo expansion, contraction, reorganization, or realignment based on market conditions, ownership changes, or strategic objectives. The loss or instability of peer clubs may increase travel costs, alter scheduling, reduce competitive balance, diminish media exposure, weaken sponsorship value, or otherwise adversely impact the Company. Extreme league instability could jeopardize the long-term viability of the franchise.

Uncertainty of On-Field Performance and Its Financial Impact. Attendance, sponsorships, merchandise sales, and community interest are often tied to on-field performance. While the Company will take steps to field competitive teams, performance is inherently unpredictable and subject to factors such as injuries, coaching changes, player turnover, and competitive dynamics within the league. Poor team performance may materially reduce revenue and impair the Company's ability to attract and retain fans, partners, and media attention.

Player Acquisition, Development, and Retention Risks. Professional soccer teams rely on the recruitment, development, and retention of qualified players. The availability of talent may be influenced by competition from other domestic leagues, international markets, collegiate programs, and youth development academies. Player costs may increase unpredictably due to market pressure, visa requirements, training compensation rules, or collective bargaining developments. Player injuries, contract disputes, or failure to attract key talent may materially disrupt operations.

Operational and Matchday Risks Unique to Soccer Clubs. The Company faces operational risks specific to staging professional soccer matches, including stadium availability, pitch conditions, referee assignments, security requirements, matchday staffing, weather-related delays or cancellations, and compliance with league matchday standards. Disruptions in any of these areas may cause lost revenue, increased expenses, reputational harm, or imposed sanctions.

Exposure to Shifts in Soccer Popularity and Industry Dynamics. Interest in professional soccer in the United States has grown in recent years, but future demand is uncertain. Changes in consumer preferences, increased competition from other domestic leagues or international soccer content, reduced youth participation rates, or shifts in media consumption may diminish interest in lower-division professional soccer. Any decline in the sport's popularity could adversely affect attendance, sponsorship levels, media value, and the Company's overall financial performance.

League Authority Over Media Rights, Sponsorships, and Scheduling. Key revenue drivers such as broadcast exposure, national sponsorship platforms, brand visibility, and competitive scheduling are often controlled or influenced by the league. The Company may have limited ability to influence decisions regarding game times, media distribution, league-wide sponsorship agreements, or marketing initiatives. League decisions may not align with the Company's business objectives and could affect revenue potential or market growth opportunities.

Risks Related to Promotion of Liberty to USL Super League. While the Company has the option to promote the Liberty to the USL Super League, there is no assurance that such promotion will occur or that it will be financially beneficial for the Company. Promotion may require significant additional capital and may expose the Company to increased operating costs and risks.

Risks Relating to Investing in Class A-1 Units in the Company

Investor will not have a right to withdraw its investment. Investor should not consider investing in the Securities unless the investor is able to hold the Securities for an indefinite period without the need for liquidity.

Lack of Voting Rights and Control. Holders of the Class A-1 Units will not possess voting rights or any ability to participate in the management, governance, or strategic direction of the Company. All decisions regarding operations, finances, capital raising, distributions, and long term planning will be made by the Board of Managers and by Members holding voting interests. Investors in the Class A-1 Units will have no ability to influence or approve Company actions, even if such actions materially affect their investment.

Illiquidity and Transfer Restrictions. The Class A-1 Units are highly illiquid, and there is no public market for them. Transfers are restricted by the Operating Agreement, securities regulations, and applicable league ownership rules. These restrictions may limit or prohibit any transfer of the Class A-1 Units. Investors should expect to hold their Class A-1 Units for an indefinite period and should not anticipate any opportunity to sell, liquidate, or otherwise dispose of their investment.

No Assurance of Distributions. The Company is not obligated to make any distributions to Investors. Whether distributions occur will depend on the financial performance of the Company, the availability of cash, operational demands, debt obligations, and the priority rights of other classes of securities. Investors may receive no distributions of any kind and may lose the full amount of their investment.

Subordination to Other Securities. The 12% preferred return accruing to Class A Units is greater than the 10% preferred return accruing to Class A-1 Units. In addition, the Class A-1 Units may be subordinate to existing or future securities with superior economic rights. Other classes of units may possess priority with respect to distributions, capital return, preferred return accruals, and liquidation proceeds. As a result, holders of the Class A-1 Units may receive distributions only after all senior obligations have been fully satisfied.

Dilution From Future Issuances. The Company may issue additional equity interests in the future. Any such issuances may dilute the economic and ownership interests of Investors. Future issuances may include securities with rights equal to or superior to those of the Class A-1 Units offered in this Offering. Holders of the Class A-1 Units do not have preemptive rights or any anti-dilution protections. The Company may also issue additional Class A Units to current or new members in the Board's discretion to raise additional capital for the Company.

Uncertain Valuation of Class A-1 Units. The offering price of the Class A-1 Units was determined by the Company and may not reflect the fair market value of the Class A-1 Units. The valuation has not been validated through independent appraisal or market based price discovery. Investors may pay a price for the Class A-1 Units that exceeds the realizable value of their investment.

Limited Information and Reporting Rights. Investors will have limited access to information regarding the Company. Reporting will be limited to what is required under Regulation Crowdfunding and any additional disclosures the Company elects to provide. Investors will not have inspection rights or access to management level information. This limitation may prevent Investors from fully evaluating the performance or condition of their investment over time.

The Company's management is entitled to elimination of certain liability and indemnification, and such protections are likely to be expanded in the future. The Company has adopted bylaws that eliminate certain director and officer liability, and such bylaws may be amended, and other agreements adopted or entered into, by the Company that may include additional provisions that certain parties will be indemnified by the Company should they be made a party to any suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As a result, the Company and its members may have a limited right of action against the Company's managers or officers than they would have absent these provisions.

Members' Investments in the Company Will Be Illiquid and Long Term. There is not and will not be any public market for the Class A-1 Units, and the Class A-1 Units will not be registered under the Securities Act of 1933, as amended, or any state securities law and will be restricted as to transfer by law and the terms of the Operating Agreement. Members will not be entitled to withdraw from the SPV Company. Therefore, it should be anticipated that a Member will be required to bear the economic risk of its investment for an indefinite period of time.

Absence of SEC and Applicable State Securities Commission Reviews. Since this Offering is a private offering and is not registered under the Securities Act or under applicable state securities or "blue sky" laws, this Form C has not been reviewed by the SEC or by the equivalent agency of any state or governmental entity. Review by any such agency might result in additional disclosures or substantially different disclosures from those actually included in this Form C.

Risk of Tax Law Changes. Congress has considered proposed amendments to the tax laws that potentially could have a negative impact on Members in private investment funds such as the SPV Company and the Company. Such changes (or other tax law changes) could directly or indirectly reduce an investor's after-tax return from an investment in the SPV Company. It is impossible to predict whether any such legislative changes will be enacted or, if they are enacted, whether they would have a significant effect on investors in the SPV Company.

Federal Income Tax Risks. Investments in the SPV Company entail certain tax risks, including: (i) the generation by the Company or the SPV Company of unrelated business taxable income for any tax exempt entity that purchases Class A-1 Units; (ii) the treatment of the Company or the SPV Company as engaged in a trade or business in the United States, causing certain foreign investors to be subject to U.S. federal income tax at graduated rates on their share of the Company's or the SPV Company's income; (iii) the possibility that certain deductions claimed by the Company

or the SPV Company may be disallowed and that any audit of the Company's or the SPV Company's tax returns may result in an adjustment to or an audit of a Member's return; (iv) the possibility that the Company or the SPV Company may have taxable income allocable to Members in an amount greater than the cash available for distribution, including tax distributions; and (v) the possibility that future legislative or administrative or judicial interpretations of current law or future legislation will change the tax treatment of Members described herein. Potential Members should carefully review the risks contained herein and consult with their own tax advisors regarding the tax impact of an investment in the SPV Company. NO RULINGS HAVE BEEN REQUESTED FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO ANY OF THE TAX MATTERS DESCRIBED HEREIN AND NONE WILL BE REQUESTED. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN ADVISORS WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF ITS PARTICIPATION AS A MEMBER IN THE SPV COMPANY.

General Risks

Uncertainty of Future Results. This Form C or other information provided to Members may contain certain financial projections, estimates and other forward-looking information. This information was prepared by the Manager based on its experience in the industry and on assumptions of fact and opinion as to future events which the Manager believed to be reasonable when made. There can be no assurance, however, that assumptions made are accurate, that the financial and other results projected or estimated will be achieved or that similar results will be attainable by the Company (and thus, the SPV Company). Prior investment returns are not indicative of future success.

Projections. Projected results of the Company are only estimates of future results that are based upon assumptions made at the time the projections are developed. Although the Manager believes the estimates and assumptions to be reasonable, some or even all of the estimates or assumptions may prove to be inaccurate. Undoubtedly, there will be differences between projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. Also, general economic factors, which are not predictable, can have a material effect on the reliability of projections. The hypothetical pro forma performance results provided in Exhibit A have many inherent limitations and have made certain assumptions. The pro forma financial statements are intended only to show how the Company (and thus, the SPV Company) might perform if the underlying assumptions are realized and the pro forma financial statements are subject to uncertainties, many of which are beyond the control of the Manager. Because of such uncertainties, the Company's (and thus, the SPV Company's) actual results will differ from those reflected in the pro forma financial statements, and such differences could be material. Accordingly, investors should not place any reliance on the pro forma financial statements as a predictor of the Company's (and thus, the SPV Company's) future performance or operating results. Neither the Manager, the SPV Company, nor the Company intends to update the pro forma financial statements to reflect future circumstances or events.

Cautionary Statements Regarding Forward-Looking Statements. Certain statements in this Form C constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Company (and thus, the SPV Company), involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company (and thus, the SPV Company) to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Form C speak only as of the date hereof. The Company, the SPV Company, and the Manager expressly disclaim any

obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Counsel to the Company Does Not Represent Members. The Board has retained Fox Rothschild LLP (collectively "***Counsel***") to represent the Company in connection with the Offering and the formation of the SPV Company, and may retain Counsel as legal counsel in connection with the management and operation of the Company and the SPV Company. Counsel has not passed upon the adequacy of this Form C or the fairness of the disclosure herein. Any Member or prospective Member must retain its own independent counsel with respect to the Offering and any and all matters described above.

Diverse Interests of Investors. Members are expected to include taxable and tax-exempt entities and may include persons or entities organized in various jurisdictions. As a result, conflicts of interest may arise in connection with decisions made by or on behalf of the Company or the SPV Company that may be more beneficial for one type of Member than for another type of Member.

Member Due Diligence. The Board will make available, prior to the Closing of this Offering, to each prospective investor the opportunity to ask questions of, and receive answers from, a representative of the Board concerning the terms and conditions of this Offering and to obtain any additional information if the Board possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth herein. Due to the fact that different potential investors may ask different questions and request different information, the Board may provide certain information to one or more prospective investors that it does not provide to all of the prospective investors. None of the answers or additional information provided are or will be integrated into this Form C, and no prospective investor may rely on any such answers or information in making its decision to subscribe for Class A-1 Units.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

THE BUSINESS

Greenville Pro Soccer, LLC (the "*Company*" or "*GPS*") is a South Carolina limited liability company formed on March 6, 2018. The Company owns and operates a USL League One (Division III) men's professional soccer franchise known as "Greenville Triumph SC" (the "*Club*" or "*Triumph*") pursuant to a USL Division 3 Franchise Agreement effective August 1, 2018, by and between GPS and USL Pro-2, LLC, the operator of the men's professional soccer league currently known as USL League One (the "*League*"). The Company also owns and operates the "Greenville Liberty" women's pre-professional soccer club (the "*Liberty*"), which currently competes in the USL Academy League. The Company has secured franchise rights in the USL Super League, a new professional women's league, though the Liberty currently remain in the pre-professional Academy League. The Company is governed by its Amended and Restated Operating Agreement dated effective as of April 20, 2026 (the "*Operating Agreement*"), which establishes three classes of membership units: Class A Units and Class B Units, which carry voting rights, and Class A-1 Units, which are non-voting. The Company is managed by a Board of Managers consisting of five members, with day-to-day operations overseen by officers appointed by the Board.

Greenville Pro Soccer SPV, LLC (the "*SPV Company*") is a South Carolina limited liability company formed on January 8, 2026, to serve as the investment vehicle for this Offering. Investors in this Offering will purchase Units of the SPV Company, which will in turn hold Class A-1 Units of GPS. This structure allows community investors to participate in the Company's growth while maintaining a simplified capitalization structure for GPS. The SPV Company has no operations independent of its investment in GPS and will not generate revenue or incur expenses beyond administrative costs related to its existence as a pass-through entity. The SPV Company will be managed by GPS, and all economic rights of SPV Company unitholders will derive from the performance of GPS and its underlying soccer operations. Neither GPS nor the SPV Company owns the stadium facility where the teams will play; rather, GPS intends to enter into a stadium use agreement for the new soccer-specific stadium at Bridgeway Station in Mauldin, South Carolina, scheduled to open in 2026, which provides GPS with operational control over soccer operations and soccer-related revenue streams during match days and club events, but does not convey revenue from non-soccer events held at the facility.

Business Plan

The Company operates at a pivotal moment in its organizational development. Since its founding in 2018, the Triumph have established themselves as the most successful franchise in USL League One history, capturing the league championship in 2020 and qualifying for the playoffs in every season since inception. The Club has built a loyal supporter base in the Greenville, South Carolina market while playing its home matches for the first four seasons at Legacy Early College and the past three seasons at Paladin Stadium on the campus of Furman University, a shared-use collegiate facility. Despite the limitations inherent in operating at a shared venue, including restricted scheduling flexibility, limited revenue capture, and constraints on creating an authentic professional soccer atmosphere, the Triumph have consistently ranked in the top half of USL League One across key performance metrics including merchandise sales, corporate sponsorship value, and tickets sold. This track record demonstrates both the viability of professional soccer in the Greenville market and the untapped potential that exists when the Club has more control over its own purpose-built facility. The Company's success has been supported by a committed ownership group that has invested $29 million to date and includes the recent addition of global

soccer icon Ronaldinho, whose involvement has amplified the club's brand visibility and created unique marketing and partnership opportunities both domestically and internationally.

The transformational opportunity facing the Company centers on the development of a new soccer-specific stadium at Bridgeway Station in Greenville, scheduled to open for the 2026 season. This facility represents a public-private partnership, with the State of South Carolina and the City of Mauldin having committed $14 million in combined public funding toward stadium infrastructure, and additional state funding currently under legislative consideration. While GPS will not own the stadium facility, the Company intends to enter into a Stadium Use Agreement that provides operational control over soccer operations and soccer-related revenue streams during match days and club events. This will aid in the success of the soccer franchises and provide GPS with the stability necessary to make long-term investments in team quality, fan experience, and community engagement. The stadium will enable the Company to capture expanded revenue across multiple channels that are currently constrained or unavailable, including premium seating and hospitality, expanded corporate partnership inventory, improved merchandise and concession operations, and the ability to create a dedicated soccer atmosphere that drives season ticket commitment and repeat attendance. The Company will not receive revenue from non-soccer events held at the stadium, which will be operated separately for concerts, festivals, and community programming.

The Company's revenue model comprises ticket sales (including season tickets, single-game purchases, and group sales), corporate sponsorships (including jersey sponsorships, signage, and integrated partnership packages), merchandise sales, concessions during match days, and league distributions from centralized USL League One media rights and sponsorship deals. Each of these revenue streams is expected to grow materially with the transition to the dedicated facility. The new stadium will offer expanded capacity, premium seating options including club seats and hospitality areas, and improved sightlines and amenities that support higher pricing power and increased per-capita spending. Corporate sponsorship opportunities will expand materially as the Company gains the ability to offer premium club spaces, field-level brand positioning, and year-round activation opportunities that are not feasible in a shared collegiate environment. The Greenville market features a growing base of corporate entities seeking brand visibility, particularly companies in advanced manufacturing, technology, and professional services that have established regional operations. Season ticket membership, which provides predictable recurring revenue and forms the foundation of financial stability in professional sports, is projected to increase as fans respond to the permanence and enhanced experience of a purpose-built venue.

The Greenville Liberty represent both an investment in the expanding women's soccer market and a strategic opportunity to diversify the Company's competitive portfolio. Founded in 2021, the Liberty have competed in the USL W League in prior seasons and in 2026 will be competing in the USL Academy League. Both leagues serve as a pre-professional developmental platforms for women's soccer. The Company holds secured franchise rights for the Liberty in the USL Super League, a new professional women's league that has launched with the objective of establishing itself as a top-tier domestic competition. The decision regarding if and when to transition the Liberty into the more resource-intensive Super League will be evaluated following the successful establishment of operations in the new stadium, as management assesses demonstrated market demand for women's professional soccer in Greenville, corporate partnership appetite, available operational bandwidth, and the financial sustainability of operating two professional franchises simultaneously. The women's soccer market in the United States has shown substantial growth in viewership, sponsorship investment, and fan engagement, driven by the success of the U.S. Women's National Team and professional leagues. However, the market remains in development at lower competitive tiers, and the Company intends to approach advancement with appropriate

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financial discipline. Investment in the Liberty will focus on competitive roster development, technical staff appropriate to the competitive level, and targeted marketing initiatives to build awareness and community support for women's soccer in the market.

While not a primary focus in the immediate term, the Company's development trajectory may create opportunities for league advancement in the future. The USL Championship operates as the second tier of men's professional soccer in the United States, featuring higher player budgets, expanded media exposure, and larger market operations than USL League One. Advancement to the Championship would require meeting league standards for stadium quality, market size, ownership financial capacity, and demonstrated attendance and revenue performance, and would necessitate a substantial increase in operating budget. Similarly, the USL Super League represents a pathway for the Liberty to compete at a higher tier in women's soccer, though the league's long-term stability and market positioning remain to be established. Should the Company achieve sustained financial performance following the stadium opening, maintain consistent on-field success, demonstrate attendance levels that support higher-division economics, and develop operational infrastructure appropriate for advancement, management may evaluate the potential for pursuing higher competitive levels. Any such advancement would be subject to rigorous financial analysis, league approval processes, market readiness assessment, and Board authorization. The Company makes no projections or commitments regarding future league advancement, and investors should not assume that advancement will occur or that it would necessarily create value if pursued. The Company's business plan is predicated on building a sustainable and profitable operation at the current competitive level, with any future advancement representing potential upside rather than a core assumption of the investment thesis.

Litigation

There is no current or pending litigation.

Intellectual Property

The registered trademark rights for the Greenville Triumph's name and logos and the Greenville Liberty's logo (the "**Trademarks**") are owned by Erwin Creates, LLC. Erwin Creates, LLC is owned by the Company's founder and current board member, Joe Erwin. The Company has been using the Trademarks since they were first created without any royalties or fees required to be to paid to Erwin Creates, LLC.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

MANAGERS, OFFICERS AND EMPLOYEES

Board of Managers and Officers of the Company

The Company is managed by a Board of Managers, which currently consists of five (5) Managers: James P. Casey, Wallace B. Cheves, Jr., Joe Erwin, Richard H. Pennell, Jr., and Bruce K. Lee.

Managers

Name: Wallace B. Cheves, Jr.
Position: Chairman
Dates: July 2024- Present
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
- Santee Development Corporation: Principal, Jan 2025- Present
- Grupo Ronaldinho: Principal, Sept 2023-Present
- Sky Boat Gaming, LLC.: Owner, 2009- Present

Education: Wofford College, B.A.

Name: James P. Casey
Position: Board of Managers
Dates: 2024 – Present
Full-time or Part-Time: Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
- JP Morgan Chase: Co-Head of Global Debt Capital

Education:

Name: Joe Erwin
Position: Founder, Board of Managers
Dates: Mar 2018- Present
Full-time or Part-Time: Part-Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
- Erwin Creates: President, Dec 2015- Present
- The Erwin Center for Brand Communications: Co-Founder, Nov 2012-Present
- Endeavor: President & Founder, Jan 2016- Present

Education: Clemson University, B.A.

Name: Richard H. Pennell, Jr.
Position: Part- Owner

Dates:
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
-   Metromont Corporation: President/ CEO
Education: University of Georgia, BA in Accounting

Name: Bruce K. Lee
Position: Part- Owner
Dates: June 2025 - Current
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:
-   HTLF: President & CEO, 2018- January 2025

Education: Siena Heights University, B.A.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Zach Prince
Position: General Manager & Sporting Director
Dates: Dec 2025- Present
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
-   D.C. United: Assistant coach, 2024-2025
-   New York Red Bulls: Assistant coach, 2023

Education: College of Charleston

Employees

The Company currently has 17 employees.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses

such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Management of the SPV Company

The sole manager of the SPV Company is the Company (the "***SPV Manager***"). As the sole manager of the SPV Company, the SPV Manager will be responsible for the management and administration of the SPV Company. Subject to limitations set forth in the Operating Agreement, the SPV Manager will have full authority and discretion to direct all matters related to the SPV Company.

Compensation of Board

The Managers serving on the Board of Managers of the Company are not paid any compensation or fees by the Company for their service as Managers. However, the Company is obligated to reimburse Managers and officers of the Company for reasonable out-of-pocket expenses incurred by the Managers and officers in conducting the business of the Company. The SPV Manager is not paid any compensation or fees by the SPV Company for its service as the manager of the SPV Company.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4.75%	$11,875	4.75%	$58,662.5
Expansion of Team and Operational Capacity	48%	$120,000	48%	$592,800
Working Capital and Long-Term Growth Initiatives:	47.25%	$118,125	47.25%	$583,537.5
Total	**100.00%**	$250,000	**100.00%**	$1,235,000

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if costs changes as a result of changing conditions in the operation of the business.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Class A Units	Class B Units
Number of Units Outstanding	15,563,453	19,500,000
Voting Rights	Yes	Yes
Anti-Dilution Rights	No	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	No	No
Percentage ownership of the Company by the holders of such securities (on a per Unit basis)	44.4%	55.6%

In connection with this Crowdfunding Offering, the Company expects to have three classes of Units:

Type of security	Class A Units	Class A-1 Units	Class B Units
Amount outstanding	15,563,453	None currently	19,500,000
Voting Rights	Yes	No	Yes
Anti-Dilution Rights	No	No	No
How this Security may limit, dilute, or qualify the Securities issued pursuant to Regulation CF	Class A Units earn a 12% preferred return, compounded quarterly. Distributions of preferred returns to both Class A Units and Class A-1 Units will be made at the same level of priority on a per-Unit basis, other than the difference in their respective preferred return rates. After payment of all capital and preferred returns to Class A Units and Class A-1 Units, Class A Units and Class A-1 Units (collectively) will receive 25% of	Class A-1 Units will earn a 10% preferred return, compounded quarterly. If and when none of the Class A Units are able to utilize a net loss for tax purposes, net losses will instead be allocated to the Class A-1 Units for tax purposes.	Following payment of all capital and preferred returns to Class A Units and Class A-1 Units, Class B Units will receive 75% of all distributions and the remaining 25% will be split among Class A Units and Class A-1 Units on a per Unit basis until all Class B capital has been repaid. If all Class B capital is repaid, all further distributions will be allocated 50% to Class B Units and the remaining 50% to be split among Class A Units and Class A-1 Units on a per

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	distributions from the Company, with Class B Units receiving 75% of distributions until all Class B capital has been repaid. If all Class B capital is repaid, all further distributions will be allocated 50% to Class B Units and the remaining 50% to be split among Class A Units and Class A-1 Units on a per Unit basis. All net losses of the Company losses will be allocated to the Class A Units until no Class A Unit is able to utilize such losses, at which point the net losses will be allocated to the Class A-1 Units for tax purposes.		Unit basis.
Percentage ownership of the Company by the holders of such securities (on a per Unit basis)	This will depend on the number of Class A-1 Units purchased by the SPV on behalf of the Investors.	This will depend on the number of Class A-1 Units purchased by the SPV on behalf of the Investors.	This will depend on the number of Class A-1 Units purchased by the SPV on behalf of the Investors.

Each Class A Unit and Class B Unit represents one dollar ($1) of capital invested in the Company by the holder of such Unit. There are currently 15,563,453 issued and outstanding Class A Units and 19,500,000 issued and outstanding Class B Units. The Company has not repaid any capital to the outstanding Class A Units and Class B Units.

The Class A Units accrue a 12% preferred return, compounded quarterly, on all capital contributed to the Company to acquire such Class A Units. The Class A-1 Units will accrue a 10% preferred return, compounded quarterly, on all capital contributed to the Company by the SPV. Distributions of preferred returns to both Class A Units and Class A-1 Units will be made at the same times and at the same level of priority on a per Unit basis, other than the difference in their respective preferred return rates. However, because Class A Units were issued at a lower per-Unit price than Class A-1 Units, each distribution from the Company will represent a greater percentage of the original investment for Class A holders than for Class A-1 holders. As a result, holders of Class A Units will receive a full return of their contributed capital before holders of Class A-1 Units, even though both classes are otherwise treated equally in the distribution waterfall.

Class B Units do not accrue interest on the capital contributed to the Company. Class B Units will not receive any distributions until after the Class A Units and Class A-1 Units have been paid their accrued preferred return and repaid all invested capital. Thereafter, Class B Units will receive 75%

of distributions from the Company until all Class B capital has been repaid, and the remaining 25% of distributions will be split among the Class A Units and Class A-1 Units on a per Unit basis. If all Class B capital is repaid, all further distributions will be allocated 50% to Class B Units and 50% to Class A Units and Class A-1 Units (to be split among the Class A Units and Class A-1 Units on a per Unit basis).

Capitalization of the SPV Company

Greenville Pro Soccer SPV, LLC (the "**SPV Company**") is authorized to issue a single class of membership interests designated as "Units" (the "**SPV Units**"). The SPV Company does not have multiple classes of equity, and the SPV Units do not carry any independent preferred return, liquidation preference, or other priority rights at the SPV Company level. The SPV Company's sole purpose is to aggregate capital from investors in this Offering and to invest such capital in Class A-1 Units of the Company. The Members of the SPV Company (the "**Investors**") will be the investors who purchase SPV Units in the SPV Company pursuant to this Offering.

Each SPV Unit represents a proportionate membership interest in the SPV Company. All SPV Units have identical rights and obligations, including the right to receive distributions from the SPV Company and to share in the SPV Company's assets upon liquidation, in each case on a pro rata basis in proportion to the number of SPV Units held.

The SPV Company is structured as a pass-through entity. It does not conduct independent business operations and has no assets other than its investment in the Company's Class A-1 Units and any cash held pending distribution or investment. Any distributions received by the SPV Company from the Company in respect of the Class A-1 Units will be distributed to holders of SPV Units on a pro rata basis in proportion to their respective SPV Unit holdings. Similarly, any proceeds received by the SPV Company upon a sale, redemption, or liquidation of its Class A-1 Units will be distributed to SPV Unit holders on a pro rata basis.

The economic characteristics of an investment in the SPV Company–including the 10% preferred return accruing on the underlying Class A-1 Units–are derived solely from the SPV Company's investment in the Company and not from any independent terms attached to the SPV Units themselves. Holders of SPV Units are entitled to receive their proportionate share of any distributions made by the Company to the SPV Company, subject to deduction for any SPV Company expenses, taxes, or other obligations. Holders of SPV Units do not have any direct claim against the Company and are not members of the Company; their rights are limited to their membership interests in the SPV Company.

The SPV Company does not have any outstanding indebtedness.

Bonus Shares

The SPV Company will provide certain membership-based bonus allocations to eligible Investors at the time of their investment. Bonus allocations are awarded in the form of additional SPV Units ("**Bonus Units**") rounded down to the nearest whole unit and do not represent additional capital contributions.

> **Membership-Based Bonuses:**
>
> - **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive additional SPV Units equal to ten percent (10%) of the

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number of SPV Units purchased in this Offering. For example, an eligible VentureSouth member purchasing 50,000 SPV Units would receive an additional 5,000 Bonus Units at no additional cost.

- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional SPV Units equal to five percent (5%) of the number of SPV Units purchased in this Offering. For example, an eligible Vicinity Venture Club member purchasing 3,000 SPV Units would receive an additional 150 Bonus Units at no additional cost.

Investors may not combine or "stack" membership-based bonuses and must be active members of the applicable group at the time their investment is made to qualify. Bonus Units will be issued on the same terms as purchased SPV Units, except that the purchase price for Bonus Units will be deemed to be $0.00 and such Bonus Units will not represent additional capital contributions.

Investment Size Bonuses:

Investors who makes an investment commitment equal to or greater than $100,000 by the April 30th deadline will receive additional SPV Units equal to ten percent (10%) of the number of SPV units purchased in this Offering. For example, an investor purchasing 400,000 SPV units would receive an additional 40,000 Bonus Units at no additional cost

Combination of Bonuses

Investors will combine the highest bonus allocation they are eligible for in each category included in this offering, For example, an eligible VentureSouth member investing over $500,000 would receive additional SPV Units equal to twenty percent (20%) of the number of SPV Units purchased in this Offering.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $45,000,000. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The current ownership of the Company is set forth in Schedule A of the Company's Amended and Restated Operating Agreement attached hereto as Exhibit B. Following the Offering, and excluding the effect of the issuance of any Bonus Units, the Investors would own approximately 0.553% of the Company's total outstanding Units (including all Class A Units, Class B Units, and Class A-1 Units) if the Minimum Amount is raised and approximately 2.672% of the Company's total outstanding Units. The Company cannot predict how many Bonus Units will be issued, and therefore the actual percentage of the Company's total Units will likely be lower than the percentages stated in the previous sentence.

FINANCIAL INFORMATION

The following discussion should be read in conjunction with the Company's reviewed financial statements for the fiscal years ended December 31, 2024 and December 31, 2023, which are attached to this Form C as Exhibit A. The financial statements were reviewed by Frank, Rimerman + Co. LLP and are prepared in accordance with U.S. GAAP.

Operations

For the fiscal year ended December 31, 2024, the Company generated total revenue of **$1,599,287**, comprised of sponsorship revenue of **$828,417**, ticket revenue of **$511,005**, merchandise revenue of **$233,706**, and parking revenue of **$26,159**. Gross margin was **80.1%** on cost of revenue of **$317,918**. Operating loss was **$(4,085,684)** and net loss was **$(5,563,853)**, the latter inclusive of a non-cash, non-recurring impairment charge of **$1,152,073** related to the write-down of capitalized stadium development costs. For the fiscal year ended December 31, 2023, the Company generated total revenue of **$1,757,815**, a gross margin of **75.5%**, an operating loss of **$(4,184,405)**, and a net loss of **$(4,236,221)**.

As of December 31, 2024, the Company had cash and cash equivalents of **$56,319**, total assets of **$1,193,441**, and an accumulated deficit of **$23,977,417**. Total liabilities were **$1,792,426**, consisting primarily of accounts payable and accrued liabilities of **$997,891**, net operating lease liabilities of **$478,030** associated with facility leases entered into during 2024, and a **$250,000** short-term loan payable at 12% per annum that remained outstanding past its original maturity date as of the financial statement issuance date. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Past financial performance is not necessarily indicative of future results, and investors should not rely on historical operating results as a predictor of future performance.

Management believes that the execution of a permanent, dedicated stadium arrangement would provide a more stable and cost-efficient operating platform, with the potential to meaningfully improve matchday revenue, reduce venue-related costs, and strengthen the Company's long-term financial performance. There can be no assurance, however, that any such stadium arrangement will be achieved on favorable terms or within any particular timeframe, or that it will produce the financial outcomes anticipated by management.

Subsequent Events

In February 2025, the Company formally abandoned its original stadium development plan, triggering the $1,152,073 impairment loss recorded in the 2024 financial statements. In November 2025, the Company received a one-time, non-refundable upfront cash payment pursuant to a stadium naming rights agreement with a third-party sponsor. The Company paid a 10% commission to the agent that helped secure the naming rights sponsorship, resulting in a reduction in net sponsorship dollars. The Company will incur additional expenses to fulfill its obligations under the sponsorship agreement (for example, purchasing stadium signage reflecting the sponsor), and some of these sponsorship dollars will be payable to the stadium operator, Hat Trick Properties, LLC. Additionally, the Company has been in the process of adopting an amended and restated operating agreement and admitted a new equity owner subsequent to year-end; the financial effects of this change will be evaluated once the agreement is finalized. Between January 1, 2025 and March 31, 2026, the Company's owners have contributed a total of approximately $6,000,000 to fund the Company's operations.

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Liquidity and Capital Resources

The Company has historically funded operations through member capital contributions and loans. Management believes the following sources are sufficient to meet the Company's anticipated obligations over the next twelve months:

Member Capital Commitments. The Company's majority members have reaffirmed their intention to provide continued financial support, including capital contributions to cover any projected operating cash flow shortfalls over the next twelve months. These commitments are not legally binding credit facilities.

This Offering. The Company is raising a minimum of $500,000 and up to $1,235,000 pursuant to Reg CF through Vicinity, LLC. Net proceeds (after a 4.75% intermediary commission and applicable fees) will be invested into the Company through the SPV Company and allocated to working capital, team operations, sales and marketing, and capital expenditures.

Additional Capital Sources. The Company intends to continue raising capital to fund its operations and growth initiatives beyond this Offering. Pursuant to Regulation CF, the Company may raise up to **$5,000,000** in any twelve-month period across all Reg CF offerings, and management intends to utilize this capacity to conduct one or more additional Reg CF raises following the closing of this Offering, subject to market conditions and investor demand. The Company may also pursue future capital raises through private placements to accredited investors under Regulation D or other applicable exemptions, additional sales of Class A Units to new or existing members, loans from existing members, or third-party debt financing arrangements. There can be no assurance that any future offering will be completed on favorable terms, that the Company will be able to raise the full amount permitted under Reg CF, or that any other sources of capital described above will be available when needed.

Other Operational Sources. The Company will earn additional revenues through sponsorships, ticket sales, and concessions.

Debt and Liabilities

As of December 31, 2024, the Company's total liabilities were **$1,792,426**, compared to **$210,873** as of December 31, 2023. The most significant components of the Company's liabilities include accounts payable and accrued liabilities of **$997,891**, a **$250,000** short-term note payable bearing interest at **12% per annum** that was past its stated maturity date as of the date the financial statements were available for issuance and remains subject to ongoing discussions between the Company and the lender regarding settlement or extension, and net operating lease liabilities of **$478,030** arising from facility leases entered into during 2024, including a four-year training facility lease and a renewed corporate headquarters and retail storefront lease. The Company has historically relied on loans and capital contributions from its members as its primary source of external financing, and outstanding member loans have in several instances been converted to equity units in lieu of cash repayment.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any

delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as <u>Exhibit A</u>.

TAX MATTERS

General

The following discussion is a summary of certain U.S. federal income tax considerations relating to an investment in the SPV Company. Except where specifically indicated, this summary does not discuss the effect of any other federal tax laws (e.g., estate and gift tax), or any state, local or foreign tax laws. This discussion does not address all of the U.S. federal income tax consequences to the Members of an investment in the SPV Company and does not address any of the state, local, or foreign tax consequences of such an investment to any Member. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a Member and the continued validity of this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Member in light of such Member's particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to a Member because such Member is subject to special rules, including but not limited to rules applicable to financial institutions, insurance companies, real estate investment trusts, regulated investment companies, brokers and dealers and traders in securities that elect to mark their securities portfolios to market. This discussion applies only to Members who hold their investment in the SPV Company as a "capital asset" within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences of investing in the SPV Company through a partnership or any other pass-through entity for U.S. federal income tax purposes. This summary does not in any way either bind the Internal Revenue Service (the "IRS") or the courts or constitute an assurance that the income tax consequences discussed herein will be accepted by the IRS, any other federal, state or local agency or the courts. The SPV Company and the Company have not sought and will not seek (i) any tax rulings from the IRS or any other tax authorities or (ii) any opinions of counsel in respect of any of the matters discussed herein. Each prospective investor is urged to consult its own tax advisor with respect to the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of an investment in the SPV Company.

Company Status

Subject to the discussion of "publicly traded partnerships" and "taxable mortgage pools" below, the SPV Company and the Company will each be treated as a partnership for U.S. federal income tax purposes. No assurance can be given that the IRS will concur with such conclusion.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" under Section 7704 of the Code. The Board intends to operate the Company, and the Company intends to operate the SPV Company, so they will not be treated as publicly traded partnerships. The SPV Company and the Company intend to obtain and rely on appropriate representations and undertakings from each Member and covenants in the operating agreement in order to avoid being treated as a publicly traded partnership.

Section 7701(i) of the Code provides that any entity (or a portion of an entity) that is a "taxable mortgage pool" (a "TMP") will be treated as a corporation subject to U.S. federal income tax. Under such Section 7701(i), an entity (other than a REMIC) will be a TMP if (i) substantially all

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of its assets consist of debt obligations (or interests therein), more than 50% of which are real estate mortgages (or interests therein), (ii) the entity is the obligor under debt obligations with two or more maturities, and (iii) under the terms of the entity's debt obligations (or an underlying arrangement), payments on such debt obligations "bear a relationship" to the debt obligations (or interests) referred to in clause (i). To the maximum extent practicable, the SPV Company and the Company will seek to structure their investments so as to avoid TMP status.

If either the SPV Company or the Company were classified as a corporation, it would be required to pay U.S. federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the Members would be substantially less than if the SPV Company and the Company were both classified as a partnership for U.S. federal income tax purposes. Moreover, any distributions to a Member generally would be taxable to that Member as a dividend.

The following discussion assumes that the SPV Company and the Company will be treated as a partnership for U.S. federal income tax purposes.

Income Taxation of the SPV Company and the Company and Members

The SPV Company and the Company will not pay U.S. federal income taxes, but each Member will be required to report its distributive share (whether or not distributed) of the income, gains, losses, deductions, and credits of the SPV Company and the Company (which may include the income and other tax items of any partnerships or limited liability companies in which the Company invests). The distributive share of a tax-exempt Member may be treated as unrelated business taxable income ("UBTI") under Section 512 of the Code. See "Tax-Exempt Investors" below. It is possible that the Members could incur income tax liabilities without receiving from the SPV Company sufficient distributions to defray such tax liabilities. The SPV Company's and the Company's taxable year will be the calendar year, or such other year as required by the Code.

IRS regulations require taxpayers to make certain additional disclosures in connection with the filing of any tax return that reflects tax benefits from a "reportable transaction" as defined in the regulations.

Company Distributions

Cash distributions from the SPV Company to Members are generally not taxable, to the extent the distribution does not exceed a Member's adjusted basis. Instead, a Member's adjusted basis in its Units will generally be reduced by the amount of such distribution. However, to the extent such distributions exceed the adjusted basis of a Member's Units, the distribution will be treated as gain from a sale or exchange of the Member's Unit. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of a Member's Units by the amount of the SPV Company's adjusted basis in such property immediately before its distribution.

Basis

A Member's basis of its Unit is important in determining (i) the amount of gain it will realize on the sale or other disposition of the Unit, (ii) the amount of non-taxable distributions (including any decrease in the Member's share of the SPV Company's liabilities) that it may receive from the SPV Company and (iii) its ability to utilize its distributive share of any tax loss of the SPV Company. A Member's initial tax basis of its Units in the SPV Company will equal its cost for the

Units (which, to the extent that the Member contributes property other than cash, will generally be limited to the Member's basis in the contributed property) plus its share of the SPV Company's liabilities at the time of purchase.

A Member's tax basis of its Unit will be (i) increased by its allocable share of the SPV Company's taxable income and gain and any additional contributions by the Member to the SPV Company and (ii) decreased (but not below zero) by its allocable share of the SPV Company's tax deductions and losses and any distributions by the SPV Company to the Member. For this purpose, an increase in a Member's share of the SPV Company's liabilities will be treated as a contribution of cash by the Member to the SPV Company and a decrease in that share will be treated as a distribution of cash by the SPV Company to the Member.

Allocations of Income, Gain, Loss, Deduction and Credits

The operating agreements of the Company and the SPV Company will contain provisions intended to comply substantially with IRS regulations describing partnership allocations that will be treated as having "substantial economic effect," and hence be respected, for tax purposes. However, those regulations are extremely complex, and there can be no assurance that the IRS will respect the allocations of income, gain, deduction, loss, and credit for tax purposes made pursuant to the operating agreement, if reviewed. Even if the IRS were to review the Company allocations and determine that they do not technically comply with such regulations, such allocations would be determined "in accordance with each partner's interest in the partnership (determined by taking into account all facts and circumstances)." The allocations under the operating agreement should in most cases be substantially identical to each "partner's interest in the partnership."

Deductibility of Expenditures; Limitations on Losses

Except as described in the following paragraph, interest on any amount borrowed by a Member (other than a corporation) to purchase Units (or fund a Capital Contribution to the SPV Company that is allocable to non-pass-through investment) generally will be "investment interest," subject to a limitation on deductibility pursuant to Section 163(d) of the Code. In general, investment interest will be deductible only to the extent of the taxpayer's "net investment income." For this purpose "net investment income" will generally include net income from the SPV Company and other income from property held for investment (other than income treated as passive business income). However, qualified dividend income, as defined under Section 1(h)(11)(B) of the Code, and long-term capital gain are excluded from the definition of net investment income unless the taxpayer makes a special election to treat such qualified dividend income or capital gain as investment income. Interest that is not deductible in the year incurred because of the investment interest limitation may be carried forward and deducted in a future year in which the taxpayer has sufficient investment income.

Interest on any amount borrowed by a Member to make a Capital Contribution to the SPV Company, which amount is allocable to an investment entity that is a partnership or limited liability company engaged in business, will generally be treated as a passive business activity expense (rather than as "investment interest"). As discussed below, certain categories of Members are subject to limitations on deducting losses from passive business activities.

Prior to the Tax Cuts and Jobs Act (the "2017 Tax Act"), under Section 67 of the Code, non-corporate taxpayers could deduct certain miscellaneous expenses (e.g., manager fees, tax preparation fees, unreimbursed employee expenses and subscriptions to professional journals) to the extent such deductions exceed, in the aggregate, 2% of the taxpayer's adjusted gross income.

Under the 2017 Tax Act, this deduction is eliminated for tax years beginning in 2018 through 2025. The One Big Beautiful Bill Act entered into effective as of July 4, 2025 made this deduction elimination permanent. Accordingly, a Member who is an individual will not be permitted to deduct his share of Company expenses that are treated as miscellaneous itemized deductions.

Under Section 469 of the Code, non-corporate Members (and certain closely-held C-corporations and personal service corporations) are subject to limitations on using losses from passive business activities to offset active business income, compensation income, and portfolio income (e.g., interest, dividends, capital gains from investments, royalties). The SPV Company's distributive share of income or losses from certain partnerships or limited liability companies engaged in business, and the portion of the SPV Company expenses allocable to the SPV Company's investment in such entities, generally will be treated as passive activity income or losses. Accordingly, a Member will be subject to the passive activity loss limitations on the use of any such allocable losses and allocable Company expenses. A Member generally will not be able to use passive activity losses to offset portfolio income (e.g., interest, dividends, capital gains from investments, royalties) from the SPV Company. Certain Members may also be subject to other limitations on using losses allocated to such Member by the SPV Company, including without limitation, basis limitations under Section 704 of the Code and the "at risk" rules under Section 465 of the Code. Members should consult with their own tax advisor regarding their ability to deduct losses allocated by the SPV Company based on such Member's particular circumstances.

When the Company operates at a net loss, losses will be allocated to the Class A Members until such time as the loss limitation rules prevent the Class A Members from being able to utilize those losses, at which point the Class A-1 Members will instead be allocated such net losses.

Capital Losses

The SPV Company may incur short term and/or long term capital losses. Investors (other than corporations) can deduct capital losses only to the extent of capital gains and either $1,500 or $3,000 of ordinary income, depending on the investor's filing status. Excess losses can be carried forward indefinitely. However, the terms of the Company's Operating Agreement provide that all losses of the Company will be allocated to the holders of Class A Units unless and until Section 704 of the Code and the corresponding Treasury Regulations do not allow any additional losses to be allocated to any Class A Members, at which point any additional Losses would be allocated to the holders of Class A-1 Units. Capital losses can be short term capital losses or long term capital losses, each of which are subject to their own specific rules under the Code.

Sale or Exchange of Units

A Member generally will recognize gain or loss on the sale or exchange of any Units measured by the difference between the amount realized on the sale or exchange and the Member's adjusted tax basis in the Units sold. The amount realized will include the Member's allocable share of certain Company indebtedness, as well as any proceeds from the sale. Thus, a Member's tax liability upon the sale of any Units may exceed the Member's cash proceeds from such disposition.

Under Section 741 of the Code, gain or loss recognized by a Member on the sale or exchange of Units generally will be taxable as long-term capital gain or loss provided that the Member has a more than one year holding period for its Units, except that the gain will be ordinary income to the extent attributable to the Member's allocable share of (i) "unrealized receivables" (as defined in Section 751 of the Code, which includes depreciation recapture) of the SPV Company and (ii) certain "inventory items" (as defined in Section 751 of the Code) of the SPV Company.

Elections

Section 754 of the Code provides for an election to adjust the basis of Company property upon distributions of Company property to a Member and transfers of Units (including transfers by reason of death). Such adjustments may be beneficial or detrimental to a Member, depending upon the Member's individual circumstances, and could affect a Member's ability to sell the Units or the price obtainable therefor. The Board, in its sole discretion, may cause the SPV Company to make such an election. Any such election, once made, cannot be revoked without the IRS's consent. All other elections required or permitted to be made by the SPV Company under the Code will be made by the Board in its sole discretion.

Audits and Adjustments to Tax Liability

The Bipartisan Budget Act of 2015 (the "Budget Act"), which was enacted on November 2, 2015, repeals and replaces the rules applicable to certain administrative and judicial proceedings regarding a partnership's U.S. federal income tax affairs. Under the new rules, a partnership (such as the SPV Company) appoints one person (the "Partnership Representative") to act on its behalf in connection with IRS audits and related proceedings. The Partnership Representative's actions, including the Partnership Representative's agreement to adjustments of the SPV Company's income in settlement of an IRS audit of the SPV Company, will bind all Members. Pursuant to the terms of the SPV Company's Operating Agreement, the Company will be designated as the SPV Company's Partnership Representative.

In addition, under the new rules, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the SPV Company's income following an IRS audit or judicial proceeding will, absent an election by the SPV Company to the contrary, have to be paid by the SPV Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the SPV Company's income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under the new rules), the adjustment will flow through to the Members based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the SPV Company to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their membership interests in the SPV Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the membership interests or identity of some or all of the Members was different.

The new rules also can cause the SPV Company's U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under the prior partnership audit rules (for example, by applying the highest marginal federal income tax rates and potentially ignoring the tax-exempt status of certain members). The Budget Act directs the IRS to provide procedures that may allow the SPV Company, in calculating taxes imposed on the SPV Company with respect to audit adjustments, to take into account certain applicable lower tax rates and the tax-exempt status of certain members, which may require Members to provide certain information to the SPV Company (possibly including information about the owners of Members classified as partnerships).

In addition, if elected by the Partnership Representative, alternative procedures may allow the SPV Company to avoid such entity-level U.S. federal income tax liability in some cases if certain

conditions are satisfied. These alternative procedures may require Members (based on their membership interests in the SPV Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

Any U.S. federal income taxes (and any related interest and penalties) paid by the SPV Company in respect of IRS audit adjustments will be borne by the Members and former Members, where applicable, pursuant to the terms of the operating agreement.

The new partnership audit rules are complex. Members should discuss with their tax advisors the possible implications of the new rules with respect to an investment in the SPV Company.

Tax-Exempt Investors

The SPV Company may generate income that is taxable as UBTI to tax-exempt investors. Each tax-exempt Member generally will be subject to U.S. federal income tax on its share of any UBTI earned by the SPV Company. A tax-exempt Member's distributive share of the SPV Company's income should consist principally of interest, rents and capital gain from the sale of real estate or partnerships owning real estate - types of income that may be treated as UBTI under Section 514 of the Code because the SPV Company may directly incur debt to make investments or make investments in partnerships and limited liability companies that incur debt to acquire real estate or other assets. In addition, the SPV Company may generate other income that is treated as UBTI or invest in partnerships or limited liabilities companies that generate UBTI.

Also, if a tax-exempt Member borrows any amount to fund its Contribution, some or all of its distributive share of income from the SPV Company (including interest, rents and capital gains) could be UBTI. Moreover, debt incurred by the SPV Company directly could cause income otherwise not treated as UBTI to be treated as UBTI to a tax-exempt Member.

Section 514(c)(9) of the Code provides an exemption to the general debt-financed UBTI rule regarding acquisition indebtedness for certain acquisitions of real property by certain tax-exempt organizations through partnerships so long as the partnership complies with the detailed restrictions on tax allocations set forth in the "fractions rule" in the Code and related Treasury regulations. There can be no assurance that the tax allocations made by the SPV Company pursuant to its operating agreement would comply with the "fractions rule." Thus, such exception may not apply.

THE POTENTIAL FOR HAVING INCOME CHARACTERIZED AS UBTI MAY HAVE A SIGNIFICANT EFFECT ON ANY INVESTMENT BY A TAX-EXEMPT ENTITY IN THE SPV COMPANY AND MAY MAKE INVESTMENT IN THE SPV COMPANY UNSUITABLE FOR SOME TAX-EXEMPT ENTITIES. TAX-EXEMPT INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL ASPECTS OF UBTI.

State, Local and Foreign Taxes

Prospective investors should also consider the potential state, local and foreign tax consequences of an investment in the SPV Company. In addition to being taxed in its own state, locality or country of residence, a Member and/or the SPV Company may be subject to tax return filing obligations, withholding obligations and income, franchise and other taxes in jurisdictions in

which the SPV Company operates. Further, the SPV Company may be subject to state and/or local tax.

Net Investment Income Tax

Each Member should consult with their own tax advisors regarding any potential applicability of the 3.8% tax on "net investment income" under Section 1411 of the Code attributable to ownership of an interest in the SPV Company.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing U.S. federal income tax law. Prospective investors should recognize that the U.S. federal income tax treatment of an investment in the SPV Company may be modified at any time by legislative, judicial or administrative action. Any such changes may have retroactive effect with respect to existing transactions and investments and may modify the statements made above.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY. PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SPV COMPANY.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons.

The Company will have related party transactions with Hat Trick Properties, LLC, a South Carolina limited liability company ("***StadiumCo***"), which is owned by three of the members of the Company. StadiumCo will be the primary lessee of the Stadium Lease with the City of Mauldin, South Carolina. StadiumCo intends to enter into the Stadium License and Use Agreement with the Company (the "***Stadium Use Agreement***"), pursuant to which StadiumCo would license the Stadium to the Company for use by the Club and the Liberty for their home matches and other related soccer events upon commercially reasonable terms. The financial terms of the Stadium Use Agreement have been recommended by an independent sports stadium consultant and are intended to be fair and reasonable for both the Company and StadiumCo. The Stadium Use Agreement has not been finalized and remains subject to approval by the Board of the Company, but the following terms are under consideration by the Company and StadiumCo. The Company would pay StadiumCo rent in the amount of seven percent (7%) of all gross revenues from ticket sales, suite sales and rentals, and seat licenses fees received by the Company for its home matches and other related events (collectively, "***Ticket Revenues***"). StadiumCo would pay the Company fifty percent (50%) of all commissions received by StadiumCo from food and beverage sales during soccer events pursuant to the concessions management agreement that StadiumCo has entered into with a third party concessions provider. The Company would also be required to reimburse StadiumCo for all staffing, personnel, and other reasonable expenses incurred by StadiumCo for soccer event Stadium operations.

Conflicts of Interest

Conflicts with the SPV

The Manager of the SPV Company will be the Company. While the investment goals of the SPV and the Company will be substantially similar, it is possible a conflict of interest could arise for the Company between its interests and the interests of the SPV Company.

Conflicts with other Activities.

The Company's Managers and their affiliates are engaged in a variety of business activities. The Managers and their affiliates may engage in activities in the ordinary course of their respective businesses, including with respect to the management and ownership of StadiumCo, which may conflict with the interests of the Company. The business activities of the Managers may create a conflict between the allocation of time and resources of the Managers to the Company and their other activities.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Greenville Pro Soccer, LLC

Signed by:

/s/ 8ECBB3038386454...

April 21, 2026

Wallace Cheves, Chairman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Greenville Pro Soccer, LLC

Signed by:

/s/ 8ECBB3038386454...

April 21, 2026

Wallace Cheves, Chairman

36

EXHIBITS

Exhibit A   Greenville Pro Soccer LLC Independent Accountant's Review Report
Exhibit B   Greenville Pro Soccer LLC Operating Agreement
Exhibit C   Greenville Pro Soccer SPV LLC Operating Agreement
Exhibit D   Greenville Pro Soccer SPV LLC Subscription Agreement
Exhibit E   Joinder to Operating Agreement of Greenville Pro Soccer SPV LLC
Exhibit F   Greenville Pro Soccer Testing the Waters Page

EXHIBIT A

GREENVILLE PRO SOCCER LLC INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Greenville Pro Soccer LLC

Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

And Independent Accountant's Review Report

Greenville Pro Soccer, LLC.

TABLE OF CONTENTS

Frank, Rimerman + Co. LLP



Certified
Public
Accountants

To Those Charged with Governance of
Greenville Pro Soccer, LLC
Greenville, South Carolina

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Greenville Pro Soccer, LLC (the "Company") which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant requirements related to our reviews.

One Embarcadero Center, Suite 2410 San Francisco, California 94111   t 415.439.1144   www.frankrimerman.com

**An independent member of
Baker Tilly International** | Frank Rimerman + Co. LLP is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Frank, Rimerman & Co. LLP

San Francisco, California
April 16, 2026

Greenville Pro Soccer, LLC.

BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

	As of December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56,319	$ 33,577
Accounts receivable, net	250	-
Inventories, net	105,765	87,824
Prepaid expenses	88,340	96,139
Total current assets	250,674	217,540
Property and equipment, net	256,124	389,559
Right-of-use asset	473,844	19,651
Intangible assets, net	170,378	220,378
Prepaid membership and other assets	42,421	48,216
Total Assets	$ 1,193,441	$ 895,344
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued liabilities	$ 997,891	$ 86,880
Short term loan payable	250,000	-
Line of credit	994,000	-
Short term lease liability	189,950	19,651
Deferred revenue	66,505	104,342
Total current liabilities	2,498,346	210,873
Non-current Liabilities:		
Long term lease liability	288,080	-
Total non-current liabilities	288,080	-
Total liabilities	2,786,426	210,873
Commitments and Contingencies (Note 1, 6 and 7)		
Members' equity	22,384,432	19,098,035
Accumulated deficit	(23,977,417)	(18,413,564)
Total members' (deficit) equity	(1,592,985)	684,471
Total liabilities and members' deficit	$ 1,193,441	$ 895,344

The accompanying notes are an integral part to these financial statements.

Greenville Pro Soccer, LLC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2024 AND 2023

	2024	2023
Revenue	$ 1,599,287	$ 1,757,815
Cost of revenue	317,918	430,253
Gross Margin	1,281,369	1,327,562
Operating costs and expenses:		
Team operations	2,148,470	2,262,451
Matchday and venue expenses	990,082	945,838
Sales and marketing	282,030	318,400
General and administrative	1,858,380	1,898,757
Depreciation and amortization expense	88,091	86,521
Total Operating costs and expenses	5,367,053	5,511,967
Operating loss	$ (4,085,684)	$ (4,184,405)
Other expenses (income)		
Other income	(15,551)	(14,604)
Loss on abandonment of assets	1,152,073	-
Other expenses	341,647	66,420
Total other (income) expenses, net	1,478,169	51,816
Net loss	$ (5,563,853)	$ (4,236,221)

The accompanying notes are an integral part to these financial statements.

Greenville Pro Soccer, LLC.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2024 AND 2023

	Class A		Class B		Accumulated Deficit	Total
	Units	Amount	Units	Amount		
Balance, January 1, 2023	13,955,475	$13,955,475	1,000,000	$1,000,000	$(14,177,343)	$ 778,132
Issuance of class A units	1,561,140	1,561,140	-	-	-	1,561,140
Conversion of members note payable in exchange for Class A units	2,581,420	2,581,420				2,581,420
Transfer and reclassification of Class A units	(2,500,000)	(2,500,000)	2,500,000	2,500,000	-	-
Net loss	-	-	-	-	(4,236,221)	(4,236,221)
Balance, December 31, 2023	15,598,035	15,598,035	3,500,000	3,500,000	(18,413,564)	684,471
Conversion of members note payable in exchange for Class A units	3,001,397	3,001,397	-	-	-	3,001,397
Transfer and reclassification of Class A units	(750,000)	(750,000)	750,000	750,000		-
Conversion of members note payable in exchange for Class B units	-	-	285,000	285,000	-	285,000
Net loss	-	-	-	-	(5,563,853)	(5,563,853)
Balance, December 31, 2024	17,849,432	$17,849,432	4,535,000	$4,535,000	$(23,977,417)	$(1,592,985)

The accompanying notes are an integral part to these financial statements.

Greenville Pro Soccer, LLC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	For the Years Ended,	
	2024	2023
Cash flows from operating activities		
Net loss	$(5,563,853)	$ (4,236,221)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	88,091	86,521
Bad debt expense	36,200	36,215
Loss on abandonment of assets	1,152,073	-
Changes in operating assets and liabilities:		
Accounts receivable	(36,450)	(31,693)
Inventory	(17,941)	21,943
Prepaid expenses	7,799	(30,908)
Accrued interest on member loan	341,647	66,420
Deferred revenue	(37,837)	46,832
Accounts payable	911,011	94,642
Obligations under operating lease	4,186	-
Prepaid membership and other assets	5,795	2,938
Net cash (used in) provided by operating activities	(3,109,279)	(3,943,311)
Cash flows from investing activities		
Purchases of property and equipment	(1,056,729)	(147,224)
Net cash used in investing activities	(1,056,729)	(147,224)
Cash flows from financing activities		
Proceeds from borrowing from members	3,204,750	2,640,140
Proceeds from line of credit	994,000	-
Proceeds from the issuance of Class A units	-	1,436,000
Proceeds from short term note payable	250,000	-
Payment of members note	(260,000)	-
Net cash provided by financing activities	4,188,750	4,076,140
Net increase (decrease) in cash and equivalents	22,742	(14,395)
Cash and equivalents, beginning of period	33,577	47,972
Cash and equivalents, end of period	$ 56,319	$ 33,577

The accompanying notes are an integral part to these financial statements.

Greenville Pro Soccer, LLC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Supplementary disclosure of non-cash investing and financing activities		
Conversion of existing member loans and interest to Class A Units	$3,001,397	$2,581,420
Conversion of existing member loans to Class B Units	$285,000	-
Issuance of Class B units in exchange for Class A units	$750,000	$2,500,000
Right-of-use asset obtained in exchange for lease liability (noncash)	$635,311	-

The accompanying notes are an integral part to these financial statements

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Note 1 - Basis of Presentation and Significant Accounting Policies

Organization and Nature of Operations

Greenville Pro Soccer, LLC ("The Company") is the owner and operator of the Greenville Triumph Soccer Club ("Greenville Triumph"), a men's professional soccer team based in Greenville, South Carolina. The Company conducts its operations as a member of USL League One, the professional third division sanctioned by the United States Soccer Federation. The Greenville Triumph began playing in the 2019 season as one of the inaugural members of the USL League One. In addition to its men's professional team, the Company also operates a women's team, Greenville Liberty, which competes in the USL W League. The Company's activities include the recruitment and management of players and technical staff, marketing and promotional operations, stadium event operations, and the oversight of team-related business functions.

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as outlined by the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). The Company's fiscal year ends on December 31, and the accompanying financial statements present the financial position and results of operations for the calendar years ended December 31, 2024 and 2023.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates include, but are not limited to, expected credit losses on receivables, useful lives and recoverability of long-lived assets, lease terms, discount rates, and estimates related to certain sponsorship and ticketing arrangements. Actual results may differ from such estimates, and such differences could be material.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources will be recorded when it is probable that a liability has been incurred, and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, will be disclosed. Legal costs incurred in connection with loss contingencies will be expensed as incurred.

The Company enters into employment agreements with players, coaching staff, and technical personnel in the ordinary course of business. These agreements typically provide for fixed annual compensation plus variable performance-based bonuses. As of December 31, 2024 and 2023, the Company has no material long-term guaranteed compensation commitments to players or coaches beyond the current terms of their respective employment agreements. Certain agreements include provisions for supplemental bonuses tied to specific team performance milestones, including, but not limited to, regular-season goals, minutes played, player of the week and playoff appearances. These performance-based bonuses are expensed in the period in which the achievement of the milestone becomes probable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash is represented by funds on deposit with the Company's banks and is unrestricted as to use. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. The Company did not maintain cash deposits in excess of federally insured limits as of December 31, 2024 or December 31, 2023.

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Property and Equipment, Net

Property and equipment are carried at cost less accumulated depreciation. Major additions and betterments that exceed the Company's capitalization policy of $5,000 are capitalized. Repairs, maintenance, and minor replacements that do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Depreciation is computed using the straight-line amortization method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the remaining terms of the respective leases or the remaining useful lives of the improvements.

As of December 31, 2024, the Company had capitalized approximately $1,152,073 in costs related to the design and initial development of a stadium facility, classified as Construction in Progress. In February 2025 prior to the issuance of these financial statements, management elected to abandon the original development plan in favor of an alternative venue strategy. Consequently in accordance with ASC 360, Property, Plant, and Equipment, the Company evaluated the capitalized costs for abandonment loss and determined that the original project costs provide no future economic benefit. Therefore, the Company recognized an abandonment loss of $1,152,073 for the year ended December 31, 2024, to fully write down the carrying value of the project. This loss is shown on the accompanying Statement of Operations.

Intangible Assets, Net

Intangible assets consist of a franchise fee. Management has determined that the franchise fee has a finite useful life and has elected to amortize the fee over 10 years.

Impairment of Long-Lived Assets and Intangible Assets

The Company evaluates the recoverability of its long-lived assets, including property and equipment and operating lease right-of-use assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a "triggering event"). Such events may include a significant decrease in the market price of an asset or a significant adverse change in the extent or manner in which an asset is being used.

When a triggering event is identified, recoverability is assessed by comparing the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by those assets. If the sum of the undiscounted cash flows is less than the carrying amount, an impairment loss is recognized for the difference between the fair value and the carrying amount.

Excluding the abandonment of the stadium construction project described above, Management determined that no events or changes in circumstances occurred during 2024 that indicated the carrying amounts of the Company's remaining long-lived or intangible assets might not be recoverable.

Concentrations

The Company has one sponsor that comprised approximately 13% and 11% of total revenue for the years ended December 31, 2024 and 2023, respectively. The loss of or a substantial reduction in revenue from this customer could have a material effect on the financial statements.

Accounts Receivable, Net

Accounts receivable is stated at cost less an allowance for credit loss. The allowance for credit loss is based on the Company's assessment of the collectability of customer accounts receivable. In accordance with ASC Topic 326, Financial Instruments - Credits Losses, the Company makes ongoing estimates relating to the collectability of accounts receivable and records an allowance for estimated losses expected from the inability of its customer to make required payments. The Company establishes expected credit losses by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. These inputs are used to determine a range of expected credit losses, and an allowance is recorded within the range. Accounts receivable is written off when there is no reasonable expectation of recovery. Accounts receivable was $250 and $0 at December 31, 2024 and 2023,

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

respectively. The allowance for credit losses was $0 at December 31, 2024 and 2023.

Leases

The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. All of the Company's leases are classified as operating leases, and the Company has no finance leases. The Company has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component.

Operating lease expense is recognized on a straight-line basis over the lease term. The right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The lease term includes renewal and termination options when it is reasonably certain that these options will be exercised by the Company. The Company has elected the practical expedient to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less.

In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable. As a private company, when the implicit rate is not readily determinable, the Company has elected the practical expedient to use a risk-free discount rate (yield rate) for all asset classes to calculate its lease assets and liabilities.

Team Operations

Team operations expenses are expensed as incurred and represent costs directly related to the club's sporting activities, player development, and competition travel. These costs include player and technical staff compensation, medical and training supplies, scouting and recruitment fees, and all associated travel and lodging for regular season and playoff matches.

Matchday and Venue Expenses

Matchday and venue expenses are expensed as incurred and represent costs necessary to operate the home stadium and execute matchday events. These costs include game day payroll for box office, security, and production staff, as well as facility-related expenses such as stadium rent, field maintenance, utilities, and equipment rentals. Additionally, this category encompasses event-specific costs including cleaning services, emergency services, ticketing fees, and matchday supplies.

Sales and Marketing

Sales, marketing & communication expenses are expensed as incurred and represent costs related to brand promotion, fan engagement, and business development. These costs include traditional and digital advertising (radio, outdoor, and social media), community programming, public relations, and creative services including photography and team branding. Additionally, this category includes costs associated with market research and prospective client development.

Advertising and Promotional Expenses

Advertising and promotional expenses are expensed as incurred and included within sales and marketing expenses in the statements of operations. The Company incurred $118,435 and $136,286 of advertising and promotional expenses in 2024 and 2023, respectively.

General and Administrative

General and administrative expenses are expensed as incurred and represent the corporate overhead costs required to support the club's business infrastructure. These costs include compensation for front-office personnel, professional fees for legal, accounting, and payroll services, and comprehensive insurance coverage. Additionally, this category encompasses office occupancy costs (rent, utilities, and maintenance), information technology expenses (hardware and software services), executive league meeting travel, and general corporate activities including employee training and business taxes.

Greenville Pro Soccer, LLC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Going Concern

The Company prepares its financial statements in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, Presentation of Financial Statements – Going Concern, which requires management to assess the Company's ability to continue as a going concern within one year after the date the financial statements are issued. The Company has incurred recurring net losses and negative cash flows from operating activities since inception and has an accumulated deficit of $23,977,417 as of December 31, 2024.

In response to these conditions, Management has implemented the following plans to mitigate the risk and provide sufficient liquidity for the Company's operations:

- The Company entered into an agreement with a third party for the naming rights of its home stadium venue. The cash proceeds of $5,000,000 from this agreement provide significant additional liquidity to cover stadium and operations expenses over the term of the agreement.
- Commitment for Continued Funding: The Company's majority members have reaffirmed their commitment to provide continued financial support, as necessary, to ensure the Company can meet its obligations as they become due. This support includes capital contributions to cover any projected operational cash flow shortfalls over the next twelve months from the date of issuance of these financial statements. As of the date of issuance of the Financial Statement, the owners have contributed a total of $7,110,952.

Management believes that the combination of the upfront stadium rights payment and the continued commitment from the ownership group is sufficient to satisfy the Company's liquidity requirements and mitigate the substantial doubt regarding its ability to continue as a going concern.

Income Taxes
The Company is organized as a limited liability company ("LLC") and is treated as a pass-through entity for U.S. federal and state income tax purposes. In lieu of entity-level income taxes, the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. As of December 31, 2024 and 2023, the Company has determined that there are no uncertain tax positions that would require adjustment to the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses* ("ASC 326") to replace the incurred loss impairment methodology. The CECL model requires an entity to measure credit losses using historical information, current information, and reasonable and supportable forecasts of future events, rather than the incurred loss impairment model required under previous GAAP. We adopted the standard effective January 1, 2023. The adoption of this guidance did not have any material impact on the company's accounts receivable or credit loss.

In February 2016, the FASB issued ASU 2016-02, *Leases* ("Topic 842"), which supersedes existing guidance for accounting for leases under Topic 840, *Leases*. FASB also subsequently issued additional ASUs which amend and clarify Topic 842. The most significant change in the new leasing guidance is the requirement to recognize right-of-use ("ROU") assets and lease liabilities for operating leases on the balance sheet. The Company adopted these ASUs effective January 1, 2022 using the modified retrospective approach.

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Note 2 – Property and Equipment, Net

Property and equipment consisted of the following as of December 31:

	Estimated Useful Life	2024	2023
Equipment	5 to 7 years	$ 106,495	$ 105,616
Furniture and fixtures	5 to 7 years	84,299	73,928
Vehicles	5 years	12,700	12,700
Website	3 years	5,995	5,995
Leasehold improvements	4 years	227,680	53,280
Construction in progress	N/A	-	280,994
		437,169	532,513
Less: accumulated depreciation		(181,045)	(142,954)
Total property and equipment, net		$ 256,124	$ 389,559

Depreciation expense included in the statement of operations was $38,091 and $36,521 for the years ended December 31, 2024 and 2023.

Note 3 – Inventories, Net

Inventory consists of team-branded merchandise held for sale in the Company's retail and online store. Inventory is stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method, which includes the purchase price of merchandise and any costs (such as inbound freight and handling) necessary to bring the inventory to its present location.

Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company evaluates the carrying value of inventory for obsolescence and slow-moving items periodically. No material write-downs to net realizable value were recognized during the years ended December 31, 2024 and 2023. The inventory balance as of December 31, 2024 and 2023 were $105,765, and $87,824, respectively.

Note 4 – Revenue

Revenues are recognized when control of the promised goods or services is transferred to a customer at an amount that reflects the consideration the Company is expected to be entitled to in exchange for those goods or services over the term of the agreement. To determine revenue recognition for contracts with customers, the Company performs the following five steps:

(i) identify the contract(s) with a customer;

(ii) identify the performance obligations in the contract;

(iii) determine the transaction price;

(iv) allocate the transaction price to the performance obligations in the contract; and

(v) recognize revenue when (or as) the Company satisfies its performance obligations.

Executed contracts include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenues are recognized net of sales credits and allowances.

14

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company derives its revenues from the following sources:

- *Sponsorship Revenue* – These contracts are with corporate partners and may include in-venue signage, media exposure, promotional rights, and hospitality packages associated with the Triumph and Liberty teams. The Company evaluates whether each benefit is a distinct performance obligation and allocates the transaction price accordingly using standalone selling prices. Revenue is generally recognized over time as the sponsor receives the promised benefits.

- *Ticket and Parking Revenue* – The Company generates revenue through corporate packages, premium seating, group sales, parking, and associated fees. The Company operates under venue license agreements that include both fixed-fee and cost-reimbursable components. The Company has determined it acts as the principal in these arrangements as it maintains primary responsibility for fulfilling the performance obligations, has discretion in establishing pricing, and bears the inventory risk. Consequently, revenue is recognized on a gross basis. Revenue is recognized at a point in time when the related match or event occurs. The Company pays a fixed license fee per game to the stadium owner for the use of the facility and associated amenities. The Company is responsible for reimbursing the stadium for direct operational costs, including security, medical services, and gameday staffing. Advance ticket sales are recorded as deferred revenue (contract liabilities) until the match date. Season ticket packages revenue are recognized as each game is played. Group tickets incentives are treated as a reduction to the transaction price.

- *Merchandise Revenue* – Merchandise revenue includes revenue from team-branded merchandise sold through the Company's retail and online stores. These transactions are settled at the point of sale, and the performance obligation is satisfied immediately upon the transfer of control of the goods to the customer. Revenue is recognized at a point in time, concurrent with the transaction. The Company offers a right of return for certain merchandise. However, based on historical experience, the impact of returns is immaterial. Consequently, the Company has not recorded a refund liability or a right-of-return asset as of December 31, 2024 and 2023.

The following table disaggregates the Company's revenue based on the source and timing of satisfaction of performance obligations for the years ended December 31:

	Timing of Revenue Recognition	2024	2023
Sponsorship revenue	Over time	$ 828,417	$ 800,485
Ticket revenue	Point in time	511,005	688,338
Merchandise revenue	Point in time	233,706	238,914
Parking revenue	Point in time	26,159	30,078
		$ 1,599,287	$ 1,757,815

Deferred Revenue
Contract liabilities consist primarily of advance ticket sales and sponsorship billings for which performance obligations have not yet been satisfied. These balances are recorded as deferred revenue and recognized as revenue when the related games are played, or sponsorship benefits are delivered. Contract liability consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Beginning balance	$ 104,342	$ 57,510
Revenue recognized	(99,959)	(57,510)
Additional deferred revenue	62,122	104,342
Total deferred revenue	$ 66,505	$104,342

Note 5 – Intangible Assets

Intangible assets consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Franchise fees	$ 499,545	$ 499,545
Less: accumulated amortization	(329,167)	(279,167)
Total Intangible assets	$ 170,378	$ 220,378

Amortization expense included in the statement of operations was $50,000 and $50,000 for the years ended December 31, 2024 and 2023.

Future amortization expense for intangible assets is as follows:

Years Ending December 31,

2025	$ 50,000
2026	50,000
2027	50,000
2028	20,378
	$ 170,378

Note 6 – Leases

The Company determines if an arrangement is a lease (operating or finance) at inception. The Company's lease portfolio consists of office space, housing, a training facility, and the stadium. Leased assets represent the Company's right to use an underlying asset for the lease term, and the lease liabilities represent the Company's obligation to make lease payments arising from the lease.

During the year ended December 31, 2024, the Company entered into and modified material leased agreements to support its operations:
- Training Facilities: The Company entered into a new four-year lease agreement for the CESA (Carolina Elite Soccer Academy) professional training facility, commencing in January 2024.
- Corporate Headquarters and Retail: The Company executed a renewal for its combined storefront and corporate headquarters located in South Carolina, effective March 2024.

These 2024 leases resulted in the recognition of approximately $635,311 in new right-of-use assets and corresponding lease liabilities during the period.

The maturities of lease liabilities as of December 31, 2024 were as follows:

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

<u>Years Ending December 31:</u>

2025	$	206,008
2026		211,118
2027		85,329
Total lease payments		502,455
Less present value discount		(24,425)
Net operating lease liability	$	478,030

The following table provides the components of lease cost for the Company's leases for the years ended December 31:

		2024		2023
Operating lease expense	$	201,715	$	115,824

The following table provides required supplemental cash flow and other information relating to the Company's leases for the years ended December 31:

Cash paid for amounts included in the measurement of lease liabilities:		2024		2023
Operating cash flows from operating leases	$	197,882	$	117,366
ROU assets obtained in exchange for new operating lease liabilities	$	635,311	$	-
Weighted-average remaining lease term in years for operating leases		2.5 years		0.2 years
Weighted-average discount rate for operating leases		4.35%		0.78%

Note 7 – Debt

In 2024, the Company entered into a loan agreement with a lender in the principal amount of $250,000. Outstanding borrowings under the loan bear interest at the rate of 12% per annum and was originally scheduled to mature on December 30, 2024, and January 12, 2025. As of December 31, 2024, the loan remains outstanding and is classified as a current liability in the accompanying Balance Sheet. While the stated maturity date has passed, the lender has not issued a formal demand for payment or a notice of default as of the date these financial statements were available to be issued. The Company is currently in discussions with the lender regarding the ultimate settlement or extension of the obligation.

In March 2024, the Company entered into a short term line of credit agreement with a principal amount of $1,000,000, bearing interest at 8.5% per annum, maturing on March 2025. The loan requires single payment of principals plus all outstanding interest on March 18, 2025. As of December 31, 2024, the outstanding balance on the loan was $994,000, which is classified as current liability. The loan is guaranteed by two of the existing members. The guarantee was provided at no cost to the Company. While the Company is the primary obligor on the loan, the personal guarantee of the member provides the lender with additional recourse in the event of default disclosed in Note 9.

Note 8 - Members' Equity

The Company executed an amendment to its Operating Agreement in 2024 to authorize the issuance of 24,692,124 total units. This authorization consists of 17,849,432 Class A Units, 4,535,000 Class B Units, and 2,307,692 Class C Units.

As of December 31, 2024, all authorized Class A and Class B units (totaling 22,384,432 units) were issued and outstanding. There were no Class C units issued or outstanding as of December 31, 2024 or 2023.

During the years ended December 31, 2024 and 2023, the following equity transactions occurred:

- Class A Units: In 2023, the Company issued 2,581,420 Class A units at $1 per unit for cash and through the conversion of outstanding members' notes payable. In the same year, the Company issued 1,436,000 Class A units in exchange for $1,436,000 cash and 125,140 units in exchange for payments made the member of $124,140. In

17

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

2024, the company issued 3,001,397 Class A units in exchange for conversion of outstanding members' notes payable and interest in the current year.

- Class B Units: In 2024, the Company issued 285,000 Class B units in exchange for the conversion of members' notes payable of $285,000.
- During 2024 and 2023, certain Class A units were transferred and reclassified between members. A total of 750,000 and 2,500,000 of Class A units were converted to Class B between members, respectively. These transactions represented transfers of existing ownership interests and resulted in no change to the Company's total capitalization.

Rights and Preferences

Voting rights are held exclusively by Class A and Class B members, with voting power determined by each member's proportionate ownership of the total outstanding voting units. Certain significant actions require a specific majority or an 80% supermajority vote of the members.

Class C units are designated as "profits interests" and are non-voting. While no Class C units are currently outstanding, if issued, holders would be entitled to share in future distributions of profits and liquidation proceeds only after Class A and Class B members have received a return of their initial capital contributions and achieved specified priority returns as defined in the Operating Agreement. The Operating Agreement does not provide any member or class of units with conversion rights or liquidation preferences over other classes, with the exception of the "profits interest" threshold applicable to Class C.

Distributions and Liquidation Preferences

To the extent there is available cash, members are entitled to priority tax distributions equal to the excess of any member's tax liability over the distributions received during the period. Distributions made in excess of tax distributions are allocated to members pro rata in proportion to their respective financial rights and capital accounts, subject to the participation thresholds of the Class C units. In the event of liquidation, proceeds are distributed according to the waterfall provisions set forth in the Operating Agreement, which prioritize the return of capital to Class A and Class B members before participation by Class C "profits interest" holders.

Note 9 – Related Parties

A relative to a Class A member served as the Company's Chief Brand Officer during the period presented. Compensation paid to this Member for services rendered in this capacity for period ended December 31, 2024 and 2023 was $95,000 and $93,958, respectively and recorded as part of operating expenses in the accompanying financial statements.

Two members have personally guaranteed the Company's $994,000 bank line of credit. The guarantee was provided at no direct cost to the Company and requires the members to satisfy the Company's obligations under the line of credit agreement in the event of default. As of December 31, 2024, the outstanding balance on the guaranteed loan was $994,000. The guarantee will remain in effect until the loan is fully repaid or otherwise discharged.

Note 10 – Subsequent Events

Stadium Naming Rights Agreement

In November 2025, the Company entered into an agreement with a third party for the naming rights of its home stadium venue. This payment will be recorded as deferred revenue and recognized as revenue on a straight-line basis over a 7-year term of the agreement. The cash proceeds of $5,000,000 from this transaction provide significant additional liquidity to cover stadium and operations expenses over the term of the agreement. This event is a key component of Management's plan to mitigate the conditions that raised substantial doubt about the Company's ability to continue as a going concern (see Note 1).

Greenville Pro Soccer, LLC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

Restatement of Operating Agreement

The Company began the process of adopting an amended and restated operating agreement to replace the current agreement. As of the date the financial statements were available to be issued, the amended operating agreement had not yet been finalized, and the final terms remain under review. Accordingly, the Company is unable to determine the ultimate financial reporting implications, if any, of the revised agreement at this time.

In connection with the ongoing revisions to the operating agreement, the Company also admitted a new owner subsequent to year-end. The financial effects of this ownership change will be evaluated once the amended operating agreement is finalized.

Abandonment of Stadium Construction Project

In February 2025, the Company formally abandoned its stadium construction project. As this decision provided evidence of conditions existing at the balance sheet date regarding the recoverability of capitalized costs, the Company has adjusted the financial statements for the year ended December 31, 2024, to recognize an abandonment loss of $1,152,073.

Payoff of Existing Line of Credit

Subsequent to year end, a member of the Company repaid the Company's outstanding line of credit in the amount of $995,236 using personal funds which includes outstanding interest of $1,236. In exchange for the repayment, the member received additional equity interest in the Company. The repayment was accounted for as a capital contribution, resulting in the extinguishment of the Company's debt obligation and a corresponding increase in members' equity of $995,236.

The Company's management has evaluated the financial statements for subsequent events through April 16, 2026, the date these financial statements were available for issuance.

EXHIBIT B

GREENVILLE PRO SOCCER LLC OPERATING AGREEMENT

AMENDED AND RESTATED
OPERATING AGREEMENT
(AS AMENDED APRIL 20, 2026)

OF

GREENVILLE PRO SOCCER LLC,
a South Carolina limited liability company

THE MEMBERSHIP UNITS OF GREENVILLE PRO SOCCER LLC (THE "UNITS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE UNITS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND SUCH UNITS MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (1) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS, AND (2) THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT. THE UNITS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS OPERATING AGREEMENT. PURCHASERS OF THE UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

BINDING ARBITRATION

This is the first page of the Amended and Restated Operating Agreement (As Amended April 20, 2026) of Greenville Pro Soccer LLC, a South Carolina limited liability company (the "Agreement"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Agreement is subject to the following:

THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Agreement for all legal purposes.

180832484.4

TABLE OF CONTENTS

i

180832484.4

AMENDED AND RESTATED OPERATING AGREEMENT
(AS AMENDED APRIL 20, 2026)
OF GREENVILLE PRO SOCCER LLC

This AMENDED AND RESTATED OPERATING AGREEMENT (AS AMENDED APRIL 20 2026) (this "Agreement") of Greenville Pro Soccer LLC, a South Carolina limited liability company (the "Company"), has been entered into as of April 20, 2026 to be effective as of the Effective Date, by and among the undersigned parties.

BACKGROUND

A.   Articles of Organization for the Company were filed on March 6, 2018, with the South Carolina Secretary of State and amended on September 27, 2018 (the "Articles").

B.   The Company, its Members, and its Managers entered into that certain Amended and Restated Operating Agreement (As Amended January 1, 2025) of the Company dated effective as of January 1, 2025 (the "Prior Agreement").

C.   The parties hereto desire to amend and restate the Prior Agreement in its entirety by the execution of this Agreement.

D.   The parties intend for the terms and provisions of the Prior Agreement to be preserved and effective from the applicable effective date stated therein and continuing up to, but not including, the Effective Date. The parties do not intend, by establishing such Effective Date, to void, adversely affect, or otherwise bring into question any acts undertaken by the Company or its Members or Managers in accordance with the terms of the Prior Agreement in effect during such period. Any provisions of the Prior Agreement specifically referenced and incorporated herein shall continue in full force and effect.

NOW, THEREFORE, with the foregoing Background incorporated in this Agreement by reference and in consideration of the mutual promises, covenants, and agreements set forth in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I
Definitions

Whenever used in this Agreement, or any amendment hereof, the following terms shall have the meanings set forth below and shall include the plural as well as the singular:

"Act" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, Sections 33-44-101 et. seq. of the Code of Laws of South Carolina (1976), as amended, and any corresponding provisions of future laws.

"Affiliate" means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, 'control' (including the terms 'controlled by' and 'under common control with') means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise."

"Agreement" shall mean this Amended and Restated Operating Agreement of Greenville Pro Soccer LLC (As Amended April 20, 2026) and any amendments made thereto from time to time.

180832484.4

"Articles of Organization" shall mean the Articles of Organization filed with the South Carolina Secretary of State by which the Company was organized as a South Carolina limited liability company pursuant to the Act, as amended or restated from time to time in accordance with this Agreement.

"Available Cash" shall mean all cash funds of the Company at any particular time which the Board reasonably determines to be available for Distribution after provision has been made for (a) payment of all operating expenses of the Company as of such time, (b) payment of all outstanding and unpaid current obligations of the Company as of such time, and (c) Reserves.

"Bankruptcy" with respect to any Person shall mean a Voluntary Bankruptcy or an Involuntary Bankruptcy.

"Board" or "Board of Managers" shall mean the Board of Managers of the Company, as elected from time to time pursuant to ARTICLE V.

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount;

(ii)   the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i) or (ii) above need not be made if the Managers reasonably determine that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an

adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Profits and Losses.

"Capital Account" shall mean the account established and maintained for each Member on the books of the Company pursuant to ARTICLE IX and ARTICLE X hereof.

"Capital Commitment" shall mean with respect to any Member, the amount that such Member has agreed to contribute to the Company to acquire Units in the Company, as reflected, with respect to each Member, in the Member's Subscription Agreement.

"Capital Contribution" or "Contribution to Capital" shall mean the amount of cash and net fair market value (at the time of the contribution) of any property contributed to the Company by or on behalf of each Member.

"Casey" means James P. Casey.

"Change of Control" shall mean, with respect to a Member that is an Entity, that the Owners of the Entity as of the date such Member became a member of the Company shall (other than pursuant to a transfer to a Permitted Transferee) (a) fail to own one hundred percent (100%) of the stock, units or other equity interests of such Member or (b) lose the power to direct or cause the direction of the management of such Member.

"Cheves" means Wallace B. Cheves, Jr.

"Class A Capital Contributions" shall mean any capital contributions made (or deemed made) to the Company by any Class A Member from time to time, including any Member Loans converted into Class A Units in connection with the Recapitalization.

"Class A Members" shall mean those Members who own Class A Units.

"Class A Preferred Return" shall mean, as of the date of calculation, an amount equal to the accrued and unpaid interest on the Unreturned Class A Contributions at the rate of twelve percent (12%) per annum, compounded quarterly. For the avoidance of doubt, the Class A Preferred Return shall begin to accrue on a Class A Capital Contribution only from the date such Class A Capital Contribution is actually paid to and accepted by the Company, at which point such amount becomes part of the Class A Member's Unreturned Class A Contributions.

"Class A Units" has the meaning set forth in Section 3.1.

"Class A Repayment Amount" shall mean (A) with respect to all Class A Members, the sum of (i) any accrued and unpaid Preferred Return and (ii) the Unreturned Class A Contributions, and (B) with respect to each Class A Member, the sum of (i) such Class A Member's accrued and unpaid Preferred Return and (ii) such Class A Member's Unreturned Class A Contributions.

"Class A-1 Capital Contributions" shall mean any capital contributions made (or deemed made) to the Company by any Class A-1 Member from time to time.

3

"Class A-1 Members" shall mean those Members who own Class A-1 Units. The Crowdfunding SPV is the sole Class A-1 Member.

"Class A-1 Preferred Return" shall mean, as of the date of calculation, an amount equal to the accrued and unpaid interest on the Unreturned Class A-1 Contributions at the rate of ten percent (10%) per annum, compounded quarterly. For the avoidance of doubt, the Class A-1 Preferred Return shall begin to accrue on a Class A-1 Capital Contribution only from the date such Class A-1 Capital Contribution is actually paid to and accepted by the Company, at which point such amount becomes part of the Class A-1 Member's Unreturned Class A-1 Contributions.

"Class A-1 Repayment Amount" shall mean (A) with respect to all Class A-1 Members, the sum of (i) any accrued and unpaid Class A-1 Preferred Return and (ii) the Unreturned Class A-1 Contributions, and (B) with respect to each Class A-1 Member, the sum of (i) such Class A-1 Member's accrued and unpaid Class A-1 Preferred Return and (ii) such Class A-1 Member's Unreturned Class A-1 Contributions.

"Class A Units" has the meaning set forth in Section 3.1.

"Class B Capital Contributions" shall mean any capital contributions made (or deemed made) to the Company by the Class B Members from time to time, including any Member Loans converted into Class B Units in connection with the Recapitalization.

"Class B Members" shall mean those Members who own Class B Units.

"Class B Units" has the meaning set forth in Section 3.1.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and any corresponding provisions of future laws.

"Company" shall mean Greenville Pro Soccer LLC, a South Carolina limited liability company.

"Company Liability" shall mean any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

"Company Property" shall mean any and all property, real, personal, tangible and intangible, either contributed by a Member as capital, transferred to, or otherwise acquired by the Company.

"Controlling Members" means (1) Grupo Ronaldinho LLC, which is controlled by Wallace Cheves, (2) Hogeyed, LP, which is controlled by Richard H. Pennell, Jr., and (3) JPC GPS Soccer, LLC, which is controlled by James P. Casey.

"Crowdfunding SPV" means Greenville Pro Soccer SPV LLC, a South Carolina limited liability company formed as the crowdfunding vehicle to accept investments in connection with the Offering.

"Distribute" shall mean the act of making a Distribution.

"Distribution" or "Distributions" shall mean any cash or other Company Property distributed to a Member by the Company as provided in ARTICLE IX, including but not limited to Sections 9.1(a) and 9.1(c), and Section 10.6 and does not include payments to a Member: (a) pursuant to a loan by such Member to the Company or other transaction in which such Member is acting other than in his capacity as a Member within the meaning of Section 707(a) of the Code; (b) which are guaranteed payments within the meaning

of Section 707(c) of the Code; (c) which are made to reimburse a Member for amounts paid for or on behalf of the Company; or (d) which are made to indemnify a Member as permitted under this Agreement.

"Effective Date" means the effective date of this Agreement, which shall be the date of the Initial Closing of the Offering.

"Entity" shall mean a general partnership, limited liability company, limited liability partnership, limited partnership, trust, estate, corporation, or any other entity.

"Family Member" means, as to a natural person, his or her spouse, parent, sibling, descendant (including through adoption), or the spouse of each such natural person.

"Financial Rights" shall mean the right of a Member, or any other Person, to share in the Profits and Losses of the Company in accordance with Section 9.5 and the right to share in Distributions in accordance with Sections 9.1 and 10.6, both in accordance with the provisions of this Agreement and giving effect to the priority rights of Class A Members relative to Class B Members. Except as otherwise modified by the provisions of this Agreement, the phrase "Financial Rights" shall have the same meaning, and describe the same rights, as the phrase "Distributional Interest" as used in the Act.

"Fiscal Year" shall mean the annual accounting period of the Company, which shall be the calendar year; provided, however, that the Fiscal Year for the first year of the Company shall be that year (even though less than twelve (12) months) commencing on the date the Company is organized and ending on December 31 of such year; and, provided further, that the Fiscal Year for the final year of the Company shall be that year (even if less than twelve (12) months) commencing on January 1 of such year and ending on the date final liquidating Distributions are made in accordance with Section 10.6 hereof.

"Franchise Agreement" shall mean that certain Franchise Agreement by and between the League and the Company, effective August 1, 2018, as it may be amended, supplemented, renewed, or otherwise modified from time to time, under which the Company is granted the right to operate the Team in the League in accordance therewith.

"Initial Closing" means the initial issuance of Class A-1 Units to the Crowdfunding SPV pursuant to the Offering.

"Involuntary Bankruptcy" with respect to any Person shall mean, without the consent of such Person: (a) the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation; (b) the filing of any such petition against such Person which petition is not dismissed within ninety (90) days of such filing; or (c) without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or a liquidator of such Person or of all or any substantial part of the property of such Person which order is not dismissed within sixty (60) days of the date it is entered.

"Involuntary Transfer" shall mean any transfer, proceeding or action by or in which a Member shall be deprived or vested of any right, title, or interest in or to the Member's Units, including, without limitation, any seizure under levy of attachment or execution; any transfer in connection with a foreclosure upon a pledge; any transfer in connection with bankruptcy (whether pursuant to the filing of a petition under the Bankruptcy Code of 1978, or any modifications or revisions thereto) or other court proceedings to a debtor in possession, trustee in bankruptcy, or receiver or other officer or agency; any transfer to a state or to a public abandoned property; any transfer pursuant to a divorce or separation agreement or a final decree of a court in a divorce action; or any transfer to a legal representative of the Member.

"League" means USL Pro-2, LLC, the operator of the men's professional soccer league currently known as the USL League One, and its successors.

"League Documents" means (a) all present and future League Rules, (b) any entity information forms, general authorizations and financial disclosures provided to the League, (c) the Franchise Agreement and any other agreements and arrangements to which the Company is (or after the date hereof may become) subject or by which it or its assets (including, without limitation, this Agreement) are (or may become) bound with or in favor of the League, and (d) any agreements and arrangements to which clubs in the League generally or the League is (or after the date hereof may become) subject or by which they or its assets are (or may become) bound, in each case as they may be amended or adopted from time to time and including the custom and practice thereunder.

"League Rules" has the meaning set forth in the Franchise Agreement.

"Losses" shall mean the losses of the Company as determined under Section 9.4 hereof.

"Majority in Interest of the Members" shall mean, at any particular time, the Member or Members holding at such time more than fifty percent (50%) of all Voting Units held by Members at such time.

"Manager" shall mean any individual elected to serve as a Manager of the Company and on the Board of Managers from time to time pursuant to ARTICLE V.

"Member Loans" has the meaning given to in the definition of the term Recapitalization in this ARTICLE I.

"Members" shall mean the members of the Company from time to time and, unless otherwise specified, collectively refers to the Class A Members, the Crowdfunding SPV (which is the sole Class A-1 Member), and the Class B Members.

"Membership Interest" of any Member at any time shall mean the entire ownership interest of such Member in the Company at such time, including any benefits to which the holder of such a Membership Interest is entitled as provided in this Agreement and under applicable law, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Except as otherwise expressly provided herein, each Member's Membership Interest in the Company shall be represented by the Class A Units and/or Class B Units held by such Member.

"Offering" means the Company's crowdfunding offering of up to $5,000,000 of Class A-1 Units pursuant to the Form C dated on or about April 20, 2026 and in accordance with Section 4(a)(6) ("Reg CF") of the Securities Act, as the same may be amended and extended from time to time.

"Officer" shall mean an officer of the Company, as appointed from time to time by the Board pursuant to ARTICLE VI hereof.

"Owner" shall mean any owner of any equity interest in, or the settlor, beneficiary or trustee of, any Member that is an Entity.

"Pennell" means Richard H. Pennell, Jr.

"Permitted Lien" shall mean (i) liens for taxes, special assessments and other governmental charges not yet due and payable, (ii) mechanics', landlords', materialmen's, carriers', workers', repairers' and similar statutory liens arising or incurred in the ordinary course of business of the Company that are not yet

due and payable, (iii) zoning, entitlement, building and other land use regulations imposed by any governmental authorities having jurisdiction over any Company Property that are not violated in any material respect by the current use and operation of the Company Property, (iv) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting the current occupancy or use of the Company Property in any material respect, and (v) restrictions on the transfer of securities arising under federal and state securities laws.

"Permitted Transferee" shall mean (a) with respect to any Member that is an individual, a Family Member of such Member; and (b) with respect to any Member that is an Entity, a Family Member of an Owner of such Member.

"Person" shall mean an individual or Entity, and any individual or Entity acting in a representative capacity.

"Prior Agreement" has the meaning set forth in the Background statements at the beginning of this Agreement.

"Profits" shall mean the profits of the Company as determined under Section 9.4 hereof.

"Recapitalization" means the recapitalization which occurred effective as of January 1, 2025 pursuant to the terms of the Prior Agreement, whereby the then-existing Membership Interests of the Company and all outstanding loans (including accrued interest) from Members to the Company ("Member Loans") were converted into Units.

"Repayment Amount" means either (i) a Class A Member's Class A Repayment Amount or (ii) a Class A-1 Member's Class A-1 Repayment Amount, as the case may be.

"Reserves" shall mean, with respect to any Fiscal Year or other applicable period, funds set aside or amounts allocated during such period or at such time for reserves which shall be maintained in amounts deemed sufficient by the Board for working capital of the Company and to pay the Company's taxes, insurance, debt service, repairs, replacements, renewals, capital improvements or acquisitions, or future, anticipated, unforeseen or contingent obligations, and all of the Company's other costs and expenses which are incident to the Company's operations and activities or ownership of Company Property, and which may include amounts set aside for future Distributions to the Members.

"Securities Act" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"Subscription Agreement" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of a Membership Interest or Units.

"Team" means the USL Division 3 professional soccer team known (as of the date of this Agreement) as the "Greenville Triumph" and operated by the Company pursuant to that certain USL Division 3 Franchise Agreement, dated effective as of August 1, 2018, by and between the Company and USL Pro-2, LLC.

"Transfer" shall mean any direct or indirect sale, assignment, transfer, conveyance, pledge, hypothecation, grant of security interest or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise, including, without limitation, by way of intestacy, will, gift, Bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal

process. The term "Transfer" shall include Involuntary Transfers and, with respect to Units held by any Member that is an Entity, a Change of Control of such Member.

"Units" shall mean the shares into which Membership Interests are divided, as provided in Section 3.1. Unless otherwise specified, the term "Units" collectively refers to Class A Units, Class A-1 Units, and Class B Units and any other class or classes of membership units issued by the Company pursuant to the terms of this Agreement.

"Unreturned Class A Contributions" shall mean the Class A Capital Contributions made by Class A Members less any amounts Distributed to the Class A Members in return of such Class A Capital Contributions.

"Unreturned Class A-1 Contributions" shall mean the Class A-1 Capital Contributions made by Class A-1 Members less any amounts Distributed to the Class A-1 Members in return of such Class A-1 Capital Contributions.

"Unreturned Class B Contributions" shall mean the Class B Capital Contributions made by Class B Members less any amounts Distributed to the Class B Members in return of such Class B Capital Contributions.

"Unreturned Capital Contributions" means any or all of the Unreturned Class A Contributions, Unreturned Class A-1 Contributions, or Unreturned Class B Contributions, as the case may be.

"Voluntary Bankruptcy" shall mean, with respect to the Company or any other Person: (a) instituting proceedings or filing an answer to be adjudicated a bankrupt or insolvent or seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief, or consenting to the institution of bankruptcy or insolvency proceedings against such Person; (b) filing or consenting to a petition, answer or other pleading seeking for such Person any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of the Person or the Person's debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; or (c) seeking, consenting to, or acquiescing in any entry of an order for relief or the appointment of a receiver, trustee, liquidator, custodian or other similar official for such Person or any substantial part of the Person's property.

"Voting Rights" shall mean, with respect to a Member, such Member's relative voting rights and power with regards to the Company. Any reference herein to a Member's Voting Rights shall mean that fraction, expressed as a percentage, having as its numerator the number of Class A Units and Class B Units owned by such Member, and having as its denominator the total number of outstanding Class A Units and Class B Units owned by all the Members. For the avoidance of doubt, Class A-1 Units do not have Voting Rights.

"Voting Units" shall mean all Units which possess Voting Rights, which are the Class A Units and Class B Units.

ARTICLE II
Formation, Purposes and Powers

2.1   Formation. The Company was formed as a South Carolina limited liability company on March 6, 2018, by filing Articles of Organization with the South Carolina Secretary of State. The rights and obligations of the Members, and the administration and termination of the Company, shall be governed by the Articles of Organization, this Agreement, the Act, and other applicable law. The Company shall exist

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only for the purposes specified in this Agreement and shall not be deemed to create a partnership, joint venture, or any other relationship between the Members.

2.2   Name. The name of the Company shall be Greenville Pro Soccer LLC. All business of the Company shall be conducted in such name or such other name or names that comply with the Act or other applicable laws as may be proposed by the Board and adopted by the Members from time to time in accordance with the terms of this Agreement.

2.3   Compliance with Act. The Company shall remain in compliance with all applicable provisions of the Act necessary to maintain its existence as a South Carolina limited liability company.

2.4   Designated Office. The designated office of the Company shall be such place as designated by the Board from time to time.

2.5   Registered Agent and Address. The initial registered agent for service of process on the Company shall be as set forth in the Articles of Organization. The Company may change the registered agent's street address or designate a new agent for service of process by filing with the Secretary of State a Statement of Change, in compliance with Section 33-44-109 of the Act.

2.6   At-Will Company. The Company shall be an at-will Company, as that term is defined in the Act. The Company's existence and business shall commence on the date Articles of Organization are filed with the South Carolina Secretary of State unless a later effective date is specified in said Articles of

2.7   Income Tax Election. The Company shall be taxed as a partnership for state and federal income tax purposes, and the Board shall make all elections necessary and file all documents and forms required to obtain and maintain such income tax treatment for the Company and the Members.

2.8   Purposes. The purpose and business of the Company shall be to (a) own, operate and manage the Team and a women's professional soccer franchise; (b) accomplish any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets; (c) exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act; and (d) engage in all activities necessary, customary, convenient, or incident to any of the foregoing, in each case in accordance with League Documents.

2.9   Powers. The Company shall have the full power and authority to do all acts and things necessary, advisable, convenient, expedient or useful to carry out, or which are incidental to, the Company's business and affairs and the accomplishment of its purposes to the extent the same may be legally exercised by limited liability companies under the Act or other applicable law. Subject to the provisions of this Agreement, such power and authority of the Company shall be vested in the Board.

2.10   Bank Accounts. The Company shall maintain such separate bank accounts as are appropriate for the conduct of the Company's business. Any such bank accounts shall be maintained in the name of the Company and at such bank or banks as may be designated by the Board from time to time.

2.11   Title to Property. All Company Property shall be owned by the Company as an entity and no Member shall have any ownership interest in the Company Property in such Member's individual name or right. Except as otherwise provided in this Agreement, the Company shall hold all Company Property in the name of the Company and not in the name of any Member. Each Member's Units shall be personal property for all purposes.

2.12   Expenses. Subject to the approval of the Board, the Company shall pay all costs and expenses arising from or related to the organization of the Company and the commencement of its operations, including all fees of legal counsel, accountants, and other professionals. The Company shall also be required to reimburse the Managers and the Officers for reasonable and necessary out- of-pocket expenses incurred by the Managers and/or the Officers in conducting the business operations of the Company.

2.13   Insurance. The Board shall cause to be provided, or cause the Company to carry and maintain, such insurance as is customary in the business in which the Company is engaged. All such insurance shall be effected under policies issued by insurers and be in forms and for amounts approved by the Board or a duly authorized Officer.

ARTICLE III
Membership and Capitalization

3.1   Member Information; Classes of Units.

(a)   Member Information; Schedule A. Each Member's name and the number and class of Units of each Member as of the Effective Date are set forth on **Schedule A** hereto, which schedule shall be amended from time to time by the Board to reflect changes in the Members of the Company and may be amended from time to time by the Board to reflect changes in the number of Units held by the Members, the admission of Members or the assignment of Units, any issuance of additional Units, or changes to any information or matters set forth on **Schedule A**. Updates and amendments to **Schedule A** made to reflect changes in the membership of the Company (provided such changes were made in accordance with the terms of this Agreement) or Unreturned Capital Contributions of the Members shall not be considered amendments to this Agreement and do not need to be signed by the Members.

(b)   Renaming of Series of Units. The Prior Agreement stated that the Company has two Series of Units, Series A Units and Series B Units. Effective as of the Effective Date, each issued and outstanding Series A Unit is hereby renamed as a "Class A Unit," and each issued and outstanding Series B Unit is hereby renamed as a "Class B Unit." Each Class A Unit shall have the same rights, privileges, and obligations as was previously held by a Series A Unit, and each Class B Unit shall have the same rights, privileges as was previously held by a Series B Unit. This renaming of Units from Series to Classes is not intended to, and shall not, alter the economic or other substantive rights or obligations associated with any Unit, except to the extent such rights or obligations are expressly modified herein.

(c)   Units Generally. There shall be multiple classes of Members. Each Member shall hold a Membership Interest. Each Member's Membership Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to each Member's Membership Interest shall be determined under this Agreement and the Act based upon the number and class of Units held by the Member with respect to the Member's Interest. The classes of Units are as follows: The Company is authorized to issue three classes of Units, which shall be designated as "Class A Units," "Class A-1 Units," and "Class B Units," which have the relative rights and privileges set forth below in this Section 3.1. A Member may own Units of more than one class of membership. In the event a Member owns Units of more than one class of membership, such Member shall be entitled to all of the rights provided in this Agreement with regard to each class of Units owned by such Member in a cumulative manner.

(d)   Class A Units. Each Class A Unit shall entitle the holder thereof to one (1) vote on all matters upon which the Members are entitled to vote pursuant to this Agreement or as otherwise required by applicable law. As further described in Section 9.1(a) and elsewhere in this Agreement, each Class A Unit is entitled to the Class A Preferred Return that accrues on the Unreturned Class A Contributions

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applicable to such Class A Unit. Class A Units also receive priority to Distributions, Profits, and Losses of the Company, *pari passu* with Class A-1 Units on a per Unit basis, until the Class A Repayment Amount has been paid in full, as more particularly described in and to the extent set forth in Section 9.1(a) and Section 9.5. The Class A Preferred Return applicable to each Class A Unit shall continue to accrue until the Class A Repayment Amount has been paid in full with respect to all Class A Units. Each Class A Member's Financial Rights relative to all other Class A Members shall be equal to the number of Class A Units held by such Class A Member divided by the total number of Class A Units then outstanding.

(e)   Class A-1 Units. Class A-1 Units are non-voting and do not have Voting Rights. Class A-1 Members shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. As further described in Section 9.1(a) and elsewhere in this Agreement, each Class A-1 Unit is entitled to the Class A-1 Preferred Return that accrues on the Unreturned Class A-1 Contributions applicable to such Class A-1 Unit. Class A-1 Units also receive priority to Distributions, Profits, and Losses of the Company, *pari passu* with Class A Units on a per Unit basis, until the Class A-1 Repayment Amount has been paid in full, as more particularly described in and to the extent set forth in Section 9.1(a) and Section 9.5. The Class A-1 Preferred Return applicable to each Class A-1 Unit shall continue to accrue until the Class A-1 Repayment Amount has been paid in full with respect to all Class A-1 Units. Each Class A-1 Member's Financial Rights relative to all other Class A-1 Members shall be equal to the number of Class A-1 Units held by such Class A-1 Member divided by the total number of Class A-1 Units then outstanding. Class A-1 Units shall be issued to the Crowdfunding SPV and owned, indirectly, through the Crowdfunding SPV by investors who invest through the Offering.

(f)   Class B Units. Each Class B Unit shall entitle the holder thereof to one (1) vote on all matters upon which the Members are entitled to vote pursuant to this Agreement or as otherwise required by applicable law. Class B Units are not entitled to a preferred return. Class B Units are subordinate in priority to the Class A Units and Class A-1 Units with respect to Distributions, Profits, and Losses of the Company until the Class A Repayment Amount and Class A-1 Repayment Amount have been paid in full, as more particularly described in and to the extent set forth in Section 9.1(a) and Section 9.5. Each Class B Member's Financial Rights relative to all other Class B Members shall be equal to the number of Class B Units held by such Class B Member divided by the total number of Class B Units then outstanding.

(g)   **Schedule A** provides that Erwin Creates, LLC has 18,500,000 Class B Units and Unreturned Class B Contributions of $18,500,000. Following execution of the Prior Agreement by all Members, the Company engaged Cherry Bekaert Advisory LLC (the "Accounting Firm") to perform a review of the Company's books and records to verify, in accordance with reasonable and generally accepted accounting practices, the amount of Capital Contributions and Member Loans made by Erwin Creates, LLC and Joe Erwin (collectively, "Erwin") to the Company (plus unpaid accrued interest on such Member Loans, subject to the limitations in clause (2) below), the uses of those funds, and the amount of funds which have been repaid or returned to Erwin. The deadline for the completion of the Accounting Firm's review has been extended by mutual agreement of Erwin and the Company until three (3) weeks after the date that the Company has responded to all of the Accounting Firm's information requests (the "Initial Review Period"), as determined by the Accounting Firm. Upon conclusion of the Initial Review Period, the Accounting Firm will provide its calculation of Erwin's Unreturned Class B Contributions and Class B Units based on the formula set forth in Section 3.12(g) of the Prior Agreement. Following the conclusive determination of Erwin's Unreturned Class B Contributions and Class B Units in accordance with the terms of Section 3.12(g) of the Prior Agreement, the Board shall cause **Schedule A** and the Company's books and records to be updated accordingly.

3.2   Admission of New Members.

(a)   Except in the case of transferees of all or any portion of a Member's Units, who shall be subject to Section 3.4, additional Members may be admitted to the Company only with the prior written consent of the Board.

(b)   In addition, no Person shall become a Member unless such Person:

(i)   Agrees in writing to assume and to be bound by all the obligations and subject to all the restrictions of this Agreement and any further agreement with respect to the Company; and

(ii)   Notifies the Company of his current address and provides his federal and state tax identification numbers and such other information as the Board may deem appropriate.

3.3   Effect of Transfer of Units – Transferee Admitted as a Member.

(a)   Except as otherwise expressly provided in Section 11.2, a transferee of all or any portion of a Member's Units who is not already a Member may only become a Member if (i) the Board consents to the transferee's admission as a Member and (ii) such transferee meets all the qualification requirements for Members contained in this Agreement, including, but not limited to, all requirements of Section 3.2(b). If the transferee becomes a Member, he shall be entitled to all rights and powers and subject to all restrictions and liabilities of a Member.

(b)   Notwithstanding anything herein to the contrary, no creditor of a Member who obtains any portion of a Member's Units by charging order pursuant to Section 33-44-504 of the Act, or otherwise, or any person or entity, including any creditor, receiver, or bankruptcy estate that obtains any rights in the Company by reason of a security interest, pledge or the filing of an action for foreclosure, bankruptcy, receivership, divorce, or any similar proceeding may become a full Member in the Company without the unanimous written consent of the Members, obtained after the transfer.

3.4   Effect of Transfer of Units – Transferee not Admitted as a Member.

(a)   A transferee who is not admitted as a Member shall be entitled only to allocations of Profits and Losses and Distributions in accordance with this Agreement with respect to the Financial Rights Transferred to such transferee; provided, however, that a transferee who is not admitted as a Member takes all Financial Rights of the transferor subject to any claims or offsets the Company has against the transferor, regardless of whether those claims or offsets exist at the time of the Transfer or arise afterwards.

(b)   A transferee who is not admitted as a Member (including, for the avoidance of doubt, any Member that undergoes a Change of Control that is not approved in accordance with Section 11.1(a)(i)) shall (i) not have any voting rights, (ii) not be entitled to participate in the management of the Company's business and affairs or transact any business for or on behalf of the Company, (iii) have no power to sign for or on behalf of, or to bind, the Company, and (iv) not have any of the other rights of a Member under the Act or this Agreement other than those set forth in Section 3.4(a). In addition, a transferee who is not admitted as a Member shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act.

(c)   Notwithstanding anything herein to the contrary, a transferee who is not admitted as a Member shall not be entitled to receive any Distributions from the Company until such transferee delivers to the Company written notice of the Transfer, proof of the Transfer deemed sufficient by the Company, the transferee's federal and state tax identification numbers, current legal address and telephone number, and such other information as the Company may reasonably require.

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3.5   Redemption of Member's Financial Rights Subjected to Charging Order. In the event a Member's Financial Rights are subjected to a charging order under Section 33-44-504 of the Act, the Company may redeem the Member's Financial Rights so charged, with Company Property, at any time prior to foreclosure of said Financial Rights in accordance with Section 33-44-504(c) of the Act. Nothing in this Section 3.5 shall be construed as affecting or limiting the rights of the judgment debtor and the other Members to redeem any Financial Rights subjected to a charging order with their own property in accordance with Section 33-44-504(c) of the Act.

3.6   Ceasing to be a Member. A Member shall cease to be a Member and shall have no power to exercise any rights of a Member if such Member: (a) Transfers all of his Units in accordance with the terms of this Agreement; or (b) is expelled from the Company by judicial determination under Section 33-44-601(6) of the Act.

3.7   Power of Attorney. Any Member may give another Member power of attorney to act for or to execute documents in the name of such Member and any action taken pursuant to such power of attorney shall be valid for all purposes as if done or executed by the Member giving such a power of attorney, provided the Member giving such power of attorney delivers a copy of the power of attorney to the Company. Any such power of attorney may be general or may be limited to certain acts or instruments, may contain conditions and restrictions, and may be changed or revoked at any time by the Member who gave such power giving notice of its change or revocation to the Company.

3.8   Capital Contributions by Members. Each Class A Member and Class B Member has made Capital Contributions to the Company in the amounts set forth in the Company's accounting records. Each Member who at any time has an unpaid Capital Commitment shall contribute such Capital Commitment as and when required pursuant to the terms of such Member's Subscription Agreement. If a Member fails to contribute its Capital Commitment by the deadline set forth in the Subscription Agreement, such Member shall forfeit all of its Units for no consideration and immediately cease to be a Member (and, for the avoidance of doubt, a holder of any Units) unless otherwise excused by the Board.

3.9   No Required Additional Capital Contributions. No Member or Manager shall be obligated to make, or have any liability for, any Capital Contributions other than a Member's Capital Commitment to acquire its Units. Further, no Member or Manager shall be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

3.10   Issuance of Additional Interests. Subject to the provisions of this Agreement, the Board may cause the Company to issue additional Units ("Additional Interests") to existing Members or other Persons in the Board's sole discretion. Such Additional Interests may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, and relative, participating, optional or other special rights, powers and duties as shall be determined by the Board, all of which may be new or different than the existing classes of Units. The Board may determine that such Additional Interests shall have rights, privileges and preferences that are senior to, or otherwise different from, the rights, privileges and preferences of some or all of the existing Units, and which may have an adverse effect on some or all of the existing Members. Without limiting the broad authority granted to the Board to issue Additional Interests in accordance with the prior two sentences, following the issuance of Class A-1 Units in the Offering, the Board may issue additional Class A Units to current or new Members in the Board's discretion to raise additional capital for the Company. The Company shall not issue Additional Interests to any Person unless such Person has executed a counterpart to this Agreement and any other documents required by the Board. The issuance of Additional Interests may dilute the Financial Rights of the existing Members.

3.11   Offering Expenses. The Company shall bear and pay all Offering Expenses of the Company and the Crowdfunding SPV. After the Initial Closing, the Company may use proceeds from the Offering to pay any Offering Expenses of the Company. The term "Offering Expenses" shall refer to all costs and expenses pertaining to the Offering, this Agreement, and the organization and formation of the Crowdfunding SPV, including all legal, accounting, consulting, brokerage and filing fees and expenses, and other expenses incurred by the Company.

3.12   No Right to Interest on Capital Contribution; Return of Capital Contribution. No Member shall (a) be paid interest on any Capital Contribution, (b) withdraw or be prepaid all or any part of such Member's Capital Contribution, (c) without the approval of the Board, be paid a salary or receive guaranteed payments within the meaning of Section 707(c) of the Code, or (d) have a right to receive, as a Distribution or return of capital, Company Property other than cash.

3.13   Loans to the Company. Nothing in this Agreement shall prevent a Member or Manager from making secured or unsecured loans to the Company by agreement with the Company if the terms of such loan are approved by the Board. If any Member or Manager shall make a loan or loans to the Company or advance money on its behalf, the amount of such loan or advance shall not be treated as a Capital Contribution, but shall be a debt due from the Company.

3.14   No Preemptive or Anti-Dilution Rights. Notwithstanding anything in this Agreement to the contrary, no Member shall have a preemptive right to purchase any Units issued by the Company, and all Members hereby expressly waive any and all preemptive rights associated with Unit issuances.

ARTICLE IV
Members

4.1   No Right of Control. Except as otherwise expressly provided in this Agreement, or as authorized in writing by the Board, no Member shall take any part in or interfere in any manner with the management, conduct or control of the business or affairs of the Company, take any action to bind or otherwise act for or on behalf of the Company or have any rights or powers with respect to the Company. Except as set forth in Section 6.6, no Member is an agent of the Company or has the authority to make any contracts, enter into any transactions, or make any commitments on behalf of the Company. Each Member shall indemnify and hold harmless the Company for any costs and damages incurred by the Company as a result of such Member's unauthorized action on behalf of the Company.

4.2   Member Approval Required for Certain Decisions. Except as otherwise expressly provided in this Agreement, all decisions which require Member approval under this Agreement or the Act shall require the approval of a Majority in Interest of the Members. The following decisions shall require the approval of a Majority in Interest of the Members:

(a)   Any amendment to the Articles of Organization;

(b)   Any amendment to this Agreement (provided that any amendment to this Agreement that adversely or disproportionately affects a Member in a manner disproportionately and adversely different from all other Members shall not be effective with respect to such Member without the prior written consent of the affected Member); an amendment shall be deemed to adversely or disproportionately affect a Member if it would reasonably be expected to (i) increase such Member's obligations or liabilities under this Agreement, (ii) reduce such Member's rights, distributions, or economic interest relative to similarly situated Members ("similarly situated Members" means Members holding the same class of Units as such Member), or (iii) otherwise materially and adversely affect such Member in a manner not generally applicable to similarly situated Members;

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(c)   The sale, assignment, transfer, exchange or other disposition of the Team;

(d)   The sale, assignment, transfer, exchange or other disposition of all or substantially all of the Company Property or the economic rights in or to the Company Property;

(e)   Any action on a plan of merger to which the Company is proposed to be a party, or the conversion or reorganization of the Company to another entity form (including a corporation) or an election to cause the Company to be treated as an association taxable as a corporation for federal income tax purposes; and

(f)   The dissolution of the Company, as provided in Section 10.1(a).

4.3   Limitation of Liability.

(a)   Except as otherwise expressly provided in this Agreement or by applicable law, no Member, as such, without the prior written consent of such Member, shall be (i) bound by, or be personally liable for, the expenses, liabilities or obligations of the Company or other Members or (ii) required to lend any funds to, or provide any guarantees on behalf of, the Company or to pay assessments or make any contributions for payments to the Company.

(b)   A Member who performs his duties (if any) in good faith and in a manner he reasonably believes to be in the best interests of the Company shall not have any liability solely by reason of being or having been a Member of the Company. A Member shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of such Member's fraud, deceit, gross negligence, willful misconduct, breach of this Agreement or a knowing violation of the law.

(c)   Notwithstanding anything herein to the contrary, if a Member receives a "wrongful distribution" within the meaning of Section 33-44-407 of the Act, such Member shall be liable to the Company (or, if the Company has dissolved and been wound up, to the successor in interest of such claim by the Company) for the return thereof in accordance with, and for the periods provided by, Section 33-44-407 of the Act.

4.4   Meetings of the Members. The Board shall call for meetings of the Members at such times as it determines to be necessary or appropriate or at the request of the holders of not less than twenty-five percent (25%) of all outstanding Units of the Company.

4.5   Place of Meetings. All meetings of the Members shall be held at the principal office of the Company, or at such other place, either within or without the State of South Carolina, as shall be designated by the Board. Any one or more Member may participate in a meeting of the Members by means of a conference telephone or similar communication device that allows all Members participating in the meeting to simultaneously hear each other during the meeting. Participation in the meeting in the manner provided in the preceding sentence is the equivalent of being present in person at that meeting.

4.6   Notice of Meetings.

(a)   Required notice. Written notice stating the place, day and hour of any meeting of the Members shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board or other persons calling the meeting, to each Member of record entitled to vote at such meeting. Notice shall be deemed to be effective at the earlier of: (i) when deposited in the United States mail, addressed to the Member at his address as it appears

180832484.4

in the record books of the Company, with postage thereon prepaid, (ii) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee, (iii) when received, (iv) upon receipt of confirmation of an electronic mail or facsimile transmission; or (v) five (5) days after deposit in the United States mail, if mailed postpaid and correctly addressed to an address other than that shown in the Company's current record of Members.

(b)   Adjourned Meeting. If any meeting of the Members is adjourned to a different date, time, or place, notice need not be given of the new date, time or place, if the new date, time and place are announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed, then notice must be given pursuant to the requirements of Section 4.6(a) to those Persons who are Members as of the new record date.

(c)   Waiver of Notice. A Member may waive notice of the meeting (or any other notice required by the Act or this Agreement) by a writing signed by the Member entitled to the notice, which is delivered to the Company (either before or after the date and time stated in the notice) for inclusion in the minutes or filing with the corporate records. A Member's attendance at a meeting: (i) waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

(d)   Contents of Notice. The notice of each meeting of the Members shall include a description of the purpose or purposes for which the meeting is called. If a purpose of any Member meeting is to consider either: (i) a proposed amendment to the Articles of Organization or this Agreement; (ii) the sale, lease, exchange or other disposition of all or substantially all the Company Property; (iii) the adoption, amendment or repeal of a provision of this Agreement; or (iv) dissolution of the Company, the notice must so state and be accompanied by respectively a copy or summary of the: (i) proposed amendment(s) to the Articles of Organization; (ii) transaction for disposition of all or substantially all the Company Property; or (iii) proposed amendment(s) to this Agreement.

4.7   Quorum and Voting Requirements.

(a)   Members holding at least fifty percent (50%) of the issued and outstanding Units, present in person or represented by proxy, shall constitute a quorum at all meetings of the Members.

(b)   If there is no quorum at the opening of a meeting of the Members, such meeting shall be adjourned by a majority of the votes cast on the motion to adjourn; and at any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. Once a Member is represented at a meeting of the Members, such Member is deemed present for purposes of providing a quorum for the remainder of the meeting and for any adjournment thereof unless a new record date is or must be set for that adjourned meeting.

(c)   A Member may vote in person or by proxy. Voting on all matters by the Members shall require the approval of a Majority in Interest of the Members or all of the Members, as set forth in this Agreement, without regard to the number of Units represented at the meeting.

4.8   Proxies. At all meetings of the Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized representative. Such proxy shall be filed with the Board before or at the time of the meeting.

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4.9   Action by Members Without a Meeting. Any action required or permitted to be taken at a meeting of the Members may be taken without notice and a meeting if one or more written consents, setting forth the action so taken, is (a) signed by the Member or Members entitled to vote on such action and holding at such time the percentage of Units sufficient for approval of such action had the action been submitted to a vote of the Members at a meeting of the Members and (b) delivered to the Board to be included in the Company's records. Action taken under this Section 4.9 is effective when all of such Members have signed the written consent, unless the consent specifies that it is effective as of an earlier or later date. The written consent of the Members as set forth in this Section 4.9 has the same force and effect as the vote of such Members at a meeting of the Members and may be described as such in any document or instrument. Prompt written notice of the taking of an action by the Members under this Section 4.9 without a meeting shall be given to any Members who have not consented in writing to the action.

4.10   Books and Records. The Company shall maintain at its principal place of business separate books of accounts for the Company which shall show a complete and accurate record of the assets, liabilities, operations, transactions and financial condition of the Company, including the costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the conduct of the Company and the operation of its business and affairs in accordance with federal income tax accounting rules as provided in this Agreement or such other method of accounting as the Board may select from time to time.

4.11   Audits. No independent audit of the books of accounts and financial reports and statements of the Company shall be required to be undertaken at the expense of the Company unless determined otherwise by the Board or a written request therefor is made by a Majority in Interest of the Members.

4.12   Tax Returns and Financial Statements.

(a)   The Board shall use its commercially reasonable efforts to transmit to each Member, within ninety (90) days of the close of each fiscal year, such Member's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Member's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

(b)   Within one hundred twenty (120) days after the close of each Fiscal Year, the Board shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements (or audited financial statements, if they exist), a report on the Company's operations and a copy of the Company's tax return. To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

4.13   Confidentiality. Each Member shall, at all times, during and after the term of this Agreement, except as otherwise expressly provided in this Agreement, use reasonable efforts to safeguard the secrecy and confidentiality of any information regarding the Company and its business, operations, and affairs (the "Confidential Information"). Each Member agrees as follows:

(a)   Agents. Except as otherwise expressly provided in this Agreement, only those agents and representatives of the Company who need to know the Confidential Information in order to carry out the purposes of the Company shall have access to the Confidential Information, and such access shall be limited only to so much of the Confidential Information as is necessary for the particular agent or representative to perform his required function.

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(b)   Third Parties. Except as may otherwise be required by law, no Member shall disclose, or allow any of such Member's agents, representatives or affiliates to disclose, any of the Confidential Information to any third party (whether or not an affiliate of a Member) without the approval of the Board, it being understood that such approval shall not be given unless and until the third party shall have agreed to execute an agreement of confidentiality, in form reasonably satisfactory to the Board, obligating such third party not to reveal the Confidential Information except on the terms provided therein.

(c)   Nonapplicability. This Section 4.13 shall not apply to any information which (i) is or becomes generally known to the public under circumstances which do not involve a breach of the terms hereof, (ii) is generally disclosed to third parties by the Company without restrictions on such third parties, or (iii) is already known to third parties before receipt from or development by the Company.

(d)   Remedies. Each Member acknowledges and represents that irreparable damage and harm could be done to the Company if there is a breach of the covenants contained in this Section 4.13, and that in the event of a breach, each Member agrees that the Company shall be entitled to injunctive relief (both temporary and/or permanent), without posting bond, as well as monetary damages and reasonable attorney's fees for the enforcement of this Agreement. Each Member agrees to return all documents and copies of documents upon request by the Company.

4.14   Representations and Warranties of Members. Each Member, for the benefit of the other Members and the Company, hereby makes the following representations, warranties and covenants, which representations, warranties and covenants shall survive the execution of this Agreement by the parties hereto:

(a)   Such Member (i) is financially able to bear all the risks of holding the Units acquired by such Member for an indefinite period of time; (ii) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of the acquisition of such Units and of making an informed investment decision with respect thereto; (iii) has been provided (or has had access to) all information such Member has requested of the Company and its Manager and promoters in connection with the acquisition of such Units; (iv) has been afforded the opportunity to ask questions of, and receive answers from, the Board and promoters of the Company concerning the terms and conditions of this Agreement and the purchase of such Units; (v) has been given the opportunity to obtain any additional information necessary to verify the accuracy of the information furnished by, or on behalf of, the Company; (vi) is acquiring such Units based upon such Member's own investigation of such relevant information (including the foregoing) that such Member deems to be necessary or desirable and in connection therewith has received the full cooperation of and assistance from the Company and its agents; (vii) has adequate means for providing for his current needs and personal contingencies and has no need for liquidity in his investment in the Company; and (viii) acknowledges that such Member's investment in the Company is otherwise suitable for such Member in light of his other securities holdings and his financial situation and needs. The exercise by such Member of rights and the performance of obligations under this Agreement is based upon that Member's own investigation, analysis and expertise.

(b)   Such Member's acquisition of his Units is being made for that Member's own account for investment, and not with a view to the sale or distribution thereof. Such Member acknowledges that his Units have not been registered under the Securities Act of 1933, as amended, or any state or other federal securities laws, and, in addition to the other restrictions contained herein, any Transfer or offer to Transfer thereof may require appropriate registration or the availability of an exemption from such registration under said laws and the regulations issued thereunder and, therefore, is aware that the Member will be required to bear the financial risks of such investment for an indefinite period of time.

(c)   If and to the extent the representations, warranties, and covenants made by a Member under this Section 4.14 conflict with those made by such Member in a written subscription agreement or other agreement executed by such Member in connection with his purchase of Units, the representations, warranties, and covenants made by such Member in such subscription agreement or other agreement shall control.

ARTICLE V
Management and Control; Board of Managers

5.1   General Authority of Board. Except as otherwise expressly provided by this Agreement or required by any nonwaivable provisions of applicable law, the business and affairs of the Company shall be managed by the Board of Managers, and the Board shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business. Without limiting the generality of the foregoing but subject to Section 4.2 hereof, the Board shall have the power and authority on behalf of the Company to:

(a)   Establish Reserves;

(b)   Make Distributions to the Members;

(c)   Appoint and remove Officers;

(d)   Issue Units;

(e)   Admit any Person as a Member of the Company;

(f)   Borrow money for the Company from banks, other lending institutions, and other persons on such terms as the Board deems appropriate and to hypothecate, encumber and grant security interests in the assets of the Company to secure payment of the borrowed sums;

(g)   Acquire or enter into any contract of insurance which the Board deems necessary or appropriate for the protection of the Company, for the conservation of Company Property, or for any other purpose beneficial to the Company;

(h)   Purchase or otherwise acquire property (real, personal, tangible and intangible) in the name of the Company;

(i)   Invest and reinvest any Company funds in time deposits, short-term governmental obligations, commercial paper or other investments including real estate, stocks, options, general and limited partnerships, limited liability companies, common trust funds, mutual funds, futures, rights, warrants, puts, calls, contracts, public and private bonds, debentures, securities, and other debt and equity interests and to actively trade, speculate on and manage the same;

(j)   Negotiate, enter into and execute, acknowledge and deliver all agreements, contracts, instruments and related documents necessary or appropriate in connection with the conduct of the Company's business, including, but not limited to, franchise licenses and other documents associated therewith, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of Company Property, assignments, bills of sale, leases, partnership agreements, limited liability company operating agreements, and contracts with Persons performing management, engineering, administration or

other services for the Company and any other instruments or documents that the Board determines to be necessary, appropriate or incidental to the Company's business and affairs;

(k)   Execute in furtherance of any or all purposes of the Company, any deed, lease, mortgage, mortgage note, bill of sale, contract or other instrument to convey or encumber Company Property;

(l)   Employ, and terminate the employment of, Persons in the operation, administration and management of the Company, including employees, officers, agents, administrators, managers and contract labor, on such terms and for such compensation as the Board shall reasonably determine;

(m)   Engage the services of, and terminate the engagement of, accountants, legal counsel, managing agents, money managers, property managers, investment advisors and other professionals on behalf of the Company;

(n)   Screen, interview, and examine staff and personnel to be employed by the Company;

(o)   Open and maintain bank and investment accounts and arrangements, draw checks, letters of credit, and other orders for payment of money and designate individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(p)   Maintain the assets of the Company in good order;

(q)   Collect sums due the Company;

(r)   Pay debts and obligations of the Company to the extent that Company funds are available;

(s)   Sell, purchase, lease, loan, borrow, rent, repair, partition, mortgage, pledge, encumber or otherwise deal with any property, including Company Property;

(t)   Bring suit on the Company's behalf or defend the Company in any such action, and compromise, settle, collect, and otherwise represent, prosecute and defend the legal rights and interests of the Company;

(u)   File on behalf of the Company a voluntary petition for bankruptcy, or to bring an action on behalf of the Company for receivership, insolvency or other similar relief in any court of competent jurisdiction, and to defend, answer, respond and otherwise represent the Company in any such action or proceeding;

(v)   Create any subsidiary of the Company;

(w)   Invest and reinvest in any kind of property, real, personal, tangible and intangible, including, but not limited to, common trust funds, stocks, bonds, notes, mortgages, general or limited partnerships, limited liability companies, savings accounts and certificates of deposit, mutual funds, and real estate; and

(x)   Perform all other acts as may be necessary or appropriate to the conduct of the Company's business, and to execute, acknowledge, verify and deliver any or all instruments desirable to effectuate any of the foregoing.

5.2   Limitation of Liability. A Manager who performs his duties in good faith and in a manner he reasonably believes to be in the best interests of the Company shall not have any liability solely by reason

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of being or having been a Manager of the Company. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of such Manager's fraud, deceit, gross negligence, willful misconduct, breach of this Agreement or a knowing and willful violation of the law.

5.3   Number, Election, Tenure and Qualifications of Managers.

(a)   As of the date of this Agreement, the Board of Managers shall consist of five (5) Managers: James P. Casey ("Casey"), Wallace Cheves ("Cheves"), Richard H. Pennell, Jr. ("Pennell"), Bruce Lee, and Joe Erwin.

(b)   Each Controlling Member shall be entitled to appoint one (1) Manager to the Board. Erwin Creates, LLC shall be entitled to appoint Joe Erwin to serve as a Manager on the Board during his lifetime, provided that upon his death, this right will cease and terminate and Erwin Creates, LLC will not be entitled to appoint a Manager to the Board. In addition, if any new Class A Member (i) makes at least $1,000,000 of Class A Capital Contributions and (ii) receives approval of a majority of the Board to have the right to appoint a Manager to the Board, then such new Class A Member (a "New Major Investor") shall be entitled to appoint one (1) Manager to the Board. The Managers appointed by the Controlling Members, Erwin Creates, LLC, and any New Major Investor in accordance with this Section are referred to herein as "Appointed Managers." For the avoidance of doubt, and without limiting any other provisions set forth above in this paragraph, the rights afforded to the Controlling Members, Erwin Creates, LLC, and any New Major Investor shall cease when such Member ceases to own Units (or the Voting Rights associated with such Units).

(c)   Grupo Ronaldinho LLC has elected and appointed Cheves to serve as a Manager. Hogeyed, LP has elected and appointed Pennell to serve as a Manager. JPC GPS Soccer, LLC has elected and appointed Casey to serve as a Manager. Erwin Creates, LLC has appointed Joe Erwin to serve as a Manager.

(d)   Bruce K. Lee as trustee of the Bruce K. Lee Revocable Trust u/a/d October 2, 2020, as amended (the "Bruce Lee Trust") is a New Major Investor, and the Bruce Lee Trust has appointed Bruce Lee to serve as its Appointed Manager.

(e)   In addition to the Appointed Managers, the Board may elect additional Managers to the Board by majority vote of the Board, provided that in no case will the Board exceed nine (9) Managers at any time. In addition, after the Class A Repayment Amount has been paid in full and so long as it remains paid in full, the Board agrees that it will elect William M. Webster IV ("Webster"), provided he is still a Member of the Company at such time, to serve as a Manager. After the Class A Repayment Amount has been paid in full, if any Class A Members other than Webster later chose to make additional Capital Contributions to the Company to support the Company's liquidity, Webster would forfeit the right to serve as a Manager until the subsequent Class A Repayment Amount has been paid in full.

(f)   Each Manager shall and does hereby agree to be bound by the provisions of this Agreement as they relate to the Managers and the Board. Following his election, each Manager will serve until his removal, death, incapacity, resignation or the election of his successor, whichever occurs first.

5.4   Removal of a Manager. An Appointed Manager may be removed from office with or without cause only by the Member entitled to appoint such Manager pursuant to Section 5.3 hereof. Additional Managers appointed by majority vote of the Board may be removed as Managers with or without cause by majority vote of the Board.

5.5   Resignation of Manager. Any Manager may resign at any time by giving written notice to the Board and to all of the Members. Any resignation shall be effective upon receipt of such written notice by the Board. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal from the Company by the Member.

5.6   Board of Managers Meetings; Voting. All meetings of the Board shall be held at the Company's principal place of business or at such other place or by phone or video conference (or a combination of the three) as shall be agreed upon by more than fifty percent (50%) of the Managers. Meetings of the Board of Managers may be called at any time by any Manager of the Company, by delivery to all Managers of written notice at least two (2) days in advance of the proposed meeting date. The notice shall contain the time, date and place of the meeting. Each Manager shall be entitled to one (1) vote on any matter brought before the Board. Except as provided in Section 5.8, in order for any vote of the Managers to be valid and constitute an action of the Board of Managers, a quorum must be represented at the meeting (in person, by phone/video, or by proxy). More than fifty percent (50%) of the Managers constitutes a quorum. Once a quorum is established, a valid decision of the Board of Managers requires the affirmative vote of a majority of all the Managers, regardless of the number present at the meeting. Managers may vote by proxy appointed by an instrument in writing.

5.7   Waiver of Notice. A Manager may waive notice of any meeting by a signed writing. In addition, a Manager who attends a meeting waives his or her right to assert any lack of notice, or defect in notice, of the meeting unless he or she states such objection at the outset of the meeting.

5.8   Action by Managers Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without notice and a meeting if one or more written consents, setting forth the action so taken, is (a) signed by the number of Managers sufficient for approval of such action had the action been submitted to a vote of the Managers at a meeting of the Board of Managers (i.e., signed by a majority of all of the Managers) and (b) included in the minutes filed with the Company's records. Action taken under this Section 5.8 is effective when a majority of the Managers have signed the written consent, unless the consent specifies that it is effective as of an earlier or later date. The written consent of the Managers as set forth in this Section 5.8 has the same force and effect as the vote of such Managers at a meeting of the Board and may be described as such in any document or instrument. Prompt written notice of the taking of an action taken by the Managers under this Section 5.8 without a meeting shall be given to any Managers who have not consented in writing to the action.

5.9   Compensation. A Manager shall not receive any compensation from the Company for his or her service to the Company as a Manager.

ARTICLE VI
Officers

6.1   Number. The Board may appoint Officers of the Company, including a Chairman of the Board ("Chairman"), Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, and a Secretary. If specifically authorized by the Board, an Officer may appoint one or more Officers or assistant Officers. The same individual may simultaneously hold more than one office in the Company. Unless limited by resolution of the Board, each Officer shall have all such power and authority as is customarily held by an officer of a South Carolina corporation with the same or a similar title. Additionally, each Officer shall have all power and authority expressly delegated to such Officer by the Board.

6.2   Appointment and Term of Office. The Officers of the Company shall be appointed by the Board for a term as determined by the Board. The designation of a specified term grants to the Officer no

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contract rights, and any Officer may be removed by the Board at any time prior to the termination of such term. If no term is specified, each Officer shall hold office until he resigns, dies, or is removed in the manner provided in Section 6.3. As of the date hereof, Cheves has been elected to serve as the Chairman.

6.3   Removal. Any Officer may be removed by the Board at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an Officer shall not of itself create contract rights.

6.4   Limitation of Liability. An Officer who performs his duties in good faith and in a manner he reasonably believes to be in the best interests of the Company shall not have any liability solely by reason of being or having been an Officer of the Company. An Officer shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of such Officer's fraud, deceit, gross negligence, willful misconduct, breach of this Agreement or a knowing violation of the law.

6.5   Salaries. An Officer shall not be entitled to any compensation for his or her service to the Company as an Officer of the Company unless such compensation is approved by the Board and such individual is not then serving as a Manager. This provision shall not limit the Company's obligation to reimburse Managers and the Officers for reasonable out-of-pocket expenses incurred in conducting the business operations of the Company pursuant to Section 2.12.

6.6   League Board of Governors.

(a)   Authority. In accordance with League Documents, the day-to-day business and affairs of the Company with respect to the Team shall be conducted and managed (through the Company) by the Principal Owners (as such term is defined in the Franchise Agreement). The Principal Owners are the three Controlling Members, and by virtue of their control over decisions of the Board, the Company's management structure is in compliance with the League Documents.

(b)   League Representative. The Principal Owners are required to appoint a sole representative to serve as the Team's representative governor on the League's Board of Governors (the "Governor"). The Principal Owners (by majority vote of the three of them) shall designate one of the Principal Owners to serve as the Governor, and the Principal Owners (by majority vote of the three Principal Owners) may change the appointed Governor from time to time. The Governor shall be a natural person and shall report to the Board and Members. As of the date hereof, the Principal Owners hereby appoint Cheves to serve as the Governor until his resignation, removal, death, or the appointment of his successor. In connection therewith, the Governor shall consult with and keep apprised the Board and Members regarding League Board of Governor matters and shall at all times seek and obtain approval of the Board as required under the terms of this Agreement to make decisions on behalf of the Company (and bind the Company with respect thereto) in regard to matters to be voted upon or committed to by members of the League's Board of Governors.

(c)   Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Governor. For the avoidance of doubt and not withstanding anything to the contrary in this Agreement (but subject to the limitations set forth in Sections 4.2, 5.1, and 6.6(b) above), the Governor shall have full authority to execute documents and bind the Company with respect to League matters and decisions to be made in connection with the Franchise Agreement.

(d)   Delegation of Authority. The Governor may delegate all or any portion of the rights and authority possessed by the Governor to such Persons as the Governor may, from time to time, deem

appropriate. Any such delegation shall be subject to the conditions that: (i) the Governor shall not delegate or purport to delegate any right or authority in excess of that possessed by the Governor hereunder; (ii) any such Person shall be subject to the overall supervision and control of the Governor; and (iii) the Governor shall be entitled to terminate any such delegation at any time, with or without cause, and without expense to the Company.


ARTICLE VII
Fiduciary Duties; Right to Rely; Indemnification


7.1   Duties of Members. Except as prohibited by Section 33-44-409(c) of the Act, each Member may engage in, or possess an interest in, other business ventures in addition to the business conducted by the Company. Except as provided by the Act, no Member shall incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture; provided, however, that a Member who, pursuant to this Agreement, exercises some or all of the rights of a Manager or Officer in the management and conduct of the Company's business is held to the standards of conduct applicable to Managers and Officers under this Agreement and the Act to the extent that the Member exercises the managerial authority vested in the Managers or Officer by this Agreement or the Act.

7.2   Permitted Activities by Members and Managers.

(a)   Generally. In this Section 7.2, the Members unanimously agree that the specific categories and types of activities identified herein are reasonable and anticipated and would not violate a Manager's duty of loyalty to the Company Except as expressly provided below in this Section 7.2, this Agreement shall not: (i) require any Member or Manager or any of their respective Affiliates to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in, or otherwise dealing with any other investments or business activities; (iii) otherwise limit or restrict any Manager from investing in, owning, or managing any other professional soccer franchise.

(b)   Stadium Use Agreement with StadiumCo and Related Transactions. Hat Trick Properties, LLC, a South Carolina limited liability company ("StadiumCo"), is owned and managed by Casey, Cheves, Pennell, and/or their respective Affiliates. StadiumCo is funding a significant portion of the construction costs for a new multi-use stadium designed for professional soccer in the Bridgeway Station development in Mauldin, South Carolina (the "Stadium"). In August of 2025, the City of Mauldin (the "City") was unwilling to proceed with the Stadium project without personal guarantees from Casey, Cheves, and Pennell of a significant portion of the Stadium construction and development costs (the "Financing Commitment"). Casey, Cheves, and Pennell (the "Guarantors") each personally guaranteed one-third of the Financing Commitment on the condition that StadiumCo would become the primary lessee or co-lessee with the Company under the Stadium lease with the City (the "Master Lease"). StadiumCo, rather than the Company, will fund the Financing Commitment required under the Master Lease to complete construction of the Stadium. StadiumCo will license the Stadium to the Company for use by the Team and its sister club, Greenville Liberty SC, for their home matches and other related soccer events upon commercially reasonable terms pursuant to a Stadium License and Use Agreement between StadiumCo and the Company (the "Stadium Use Agreement"). Under the terms of the Master Lease and the Stadium Use Agreement, StadiumCo will have the exclusive right to use the Stadium for concerts, special events, sporting events (other than pro soccer), and community events. Without the Guarantors agreeing to personally guarantee and fund a significant portion of the Financing Commitment, the Company would have had to lease a far inferior stadium for the Team's matches upon terms less favorable to the Company. Each of the current and future Members of the Company consents to the Guarantors' ownership and management of StadiumCo and to all commercially reasonable transactions entered into by and between the Company and StadiumCo with respect to the Company's use of the Stadium, including, without


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limitation, the terms of the Stadium Use Agreement, and the Members agree that all such transactions do not violate the duty of loyalty of Casey, Cheves, and Pennell as Managers of the Company. Further, the Members expressly agree that neither the Company nor any Member (other than the Guarantors) shall have any rights in or to activities of StadiumCo permitted by this Section or to any fees, income, profits or goodwill derived therefrom.

(c)   Duty of Loyalty. Each Manager's and Officer's duty of loyalty to the Company and its Members is limited to the following:

(i)   To account to the Company and to hold as trustee for the Company any property, profit or benefit derived by the Board or Officer in the conduct or winding up of the Company's business or derived from a use by the Board or Officer of the Company's property, including the appropriation of a Company opportunity; and

(ii)   To refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company without first disclosing such adverse interest to the Board.

In addition to those set forth in Section 7.2(a) and (b), a Majority in Interest of the Members may identify other specific types or categories of activities that do not violate the duty of loyalty, if not manifestly unreasonable. A Majority in Interest of the Members may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the duty of loyalty.

(d)   Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C for the Offering and this Section 7.2 and (ii) acknowledges and agrees that each Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Members, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 7.2, whether or not such activities have or could have an effect on the Company's affairs or business.

7.3   Duty of Care. Each Manager's and Officer's duty of care to the Company and its Members in the conduct of and winding up of the Company's business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing and willful violation of law.

7.4   Fiduciary Duties. Each Manager and Officer shall discharge his duties and exercise any of his rights consistently with the obligation of good faith and fair dealing which he owes to the Company and its Members. Neither any Manager nor any Officer violates a duty or obligation to the Company merely because such Manager's or Officer's conduct furthers such Manager's or Officer's own interest. Any Manager, Officer or Member, may lend money to and transact other business with the Company. As to each loan or transaction, the rights and obligations of such Manager, Officer or Member are the same as those of a Person who is not a Manager, Officer or Member, subject to other applicable law.

7.5   Right to Rely. Neither any Manager nor any Officer shall be held liable to the Company, or to its Members, for relying in good faith upon the records required to be maintained by this Agreement and upon such information, opinions, reports or statements by any of the attorneys, accountants, agents, advisors or any other Person who has been selected with reasonable care by or on behalf of the Company, as to matters such Manager or Officer, as appropriate, reasonably believes are within such other Person's professional or expert competence, including information, opinions, reports or statements as to the value

and amount of the assets, liabilities, Profits or Losses of the Company or any other facts relevant to the existence or amount of assets from which Distributions to Members might properly be made.

7.6   Indemnification of Members. To the fullest extent allowed by law, the Members shall be indemnified and held harmless by the Company for any liability resulting from any act performed or omission made by them in good faith on behalf of the Company, except for acts or omissions of gross negligence, intentional misconduct, or in knowing violation of the law.

7.7   Indemnification of Manager and Officers.

(a)   Generally. Neither any Manager nor any Officer (hereinafter collectively referred to as the "indemnitees" and individually as an "indemnitee") shall have any liability, responsibility, or accountability in or for damages or otherwise to any Member, the Company, its receiver or trustee (if any), and the Company, its receiver, or trustee agrees to indemnify, pay, protect and hold harmless each indemnitee (on the demand of and to the satisfaction of such indemnitee) from and against, any liabilities, obligations, losses, damages, penalties, actions, claims, judgments, settlements, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever, including all reasonable attorneys' fees, costs and expenses of defense, appeal, and settlement of any suits, actions or proceedings instituted against such indemnitee or the Company and all costs of investigation in connection therewith (hereinafter in this Section 7.7 collectively referred to as "liabilities") that may be imposed on, incurred by, or asserted against an indemnitee or the Company in any way relating to or arising out of, or asserted against an indemnitee or the Company that in any way relates to or arises out of, or alleged to relate to or arise out of, any action or inaction on the part of the Company or an indemnitee acting on behalf of the Company. Notwithstanding the foregoing, each indemnitee shall be liable, responsible, and accountable, and the Company shall not be liable to any such indemnitee, for any portion of such liabilities that resulted from such indemnitee's own fraud, bad faith, willful misconduct (meaning such acts or omissions that the indemnitee knew at the time thereof that such acts or omissions were clearly in conflict with the interests of the Company), gross negligence, transactions from which such indemnitee derived an improper personal benefit, or other acts or failures to act for which the Act or other applicable law does not permit such indemnitee to be exculpated or indemnified. If any claim shall be asserted against the Company or an indemnitee relating to or arising, or alleged to relate to or arise, out of any action or inaction by any Manager(s) or any Officer(s), such Manager(s) or Officer(s) shall have the right to employ, at the expense of the Company, separate counsel of his/their choice in such action, suit, or proceeding; provided, however, that the payment of such expenses incurred by such Manager(s) or Officer(s) in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of (i) a written affirmation by such Manager(s) or Officer(s) of its/his/their good faith belief that the standard of conduct necessary for indemnification under this Section 7.7 has been met and (ii) a written undertaking, by or on behalf of such Manager(s) or Officer(s), to repay all amounts so advanced if it shall ultimately be determined that such Manager(s) or Officer(s) is not entitled to be indemnified under this Section 7.7 or otherwise. The satisfaction of the obligations of the Company under this Section 7.7 shall be from and limited to the assets of the Company and no Member shall have any personal liability on account thereof, except as provided in Section 4.3(b).

(b)   Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Section 7.7 shall not be exclusive of any other right which any Manager or Officer indemnified pursuant to this Section 7.7 may have or hereafter acquire under law or equity, provision of this Agreement, or resolution of a Majority in Interest of the Members, that is not in conflict with any other action taken in accordance with the terms of this Agreement or otherwise.

7.8   Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Member, Manager or Officer that may be indemnified under Section 7.6 or under Section 7.7.

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7.9   <u>Remedies</u>. Each Manager and Officer acknowledges and represents that irreparable damage and harm could be done to the Company if there is a breach of the covenants contained herein, and that in the event of a breach, the Managers and Officers agree that the Company shall be entitled to injunctive relief (both temporary and/or permanent), without posting bond, as well as monetary damages and reasonable attorney's fees for the enforcement of this Agreement. Each Manager and Officer agrees to return all documents and copies of documents upon request by the Company.

7.10   <u>Related Party Transactions</u>. In the event the Company or any of its affiliates or subsidiaries enters into an agreement, contract or relationship with any of the Members, or their members, affiliates or subsidiaries, or any entity owned or controlled thereby, the Company shall first obtain the prior written approval of a Majority in Interest of the Members.


ARTICLE VIII
<u>Capital Accounts and Accounting</u>


8.1   <u>Capital Accounts</u>. The Company shall establish for each Member a Capital Account, which shall be maintained in accordance with Section 704 of the Code and the capital account rules set forth in Treasury Regulations Section 1.704-l(b).

(a)   Each Member's Capital Account shall be credited with the following:

    (i)   Such Member's Capital Contributions;

    (ii)   Such Member's distributive share of Profits;

    (iii)   The amount of any Company Liabilities that are assumed by such Member or that are secured by any property Distributed to such Member; and

    (iv)   With respect to a transferee Member, a pro rata portion of the Capital Account of the transferor Member.

(b)   Each Member's Capital Account shall be debited by the following:

    (i)   The amount of cash and the net fair market value of any property Distributed to such Member (as of the date of the Distribution);

    (ii)   Such Member's distributive share of Losses;

    (iii)   The amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company; and

    (iv)   With respect to a transferor Member, a pro rata portion of the Capital Account of the transferee Member.

8.2   <u>Accounting Decisions</u>. All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Board or an Officer authorized to make such decisions pursuant to <u>ARTICLE VI</u>.

8.3   <u>Taxable Year and Tax Accounting Methods</u>. Unless otherwise required by the Code, Treasury Regulations or the Internal Revenue Service, the Company's taxable and Fiscal Year shall be the calendar year. Subject to <u>Section 8.6</u> hereof, all elections required or permitted to be made by the Company

27

under the Code shall be made by the Board or an Officer authorized to make such election pursuant to ARTICLE VI.

8.4   Tax Returns. Not later than the time required by law, the Board (or an Officer responsible for the preparation of such return) shall cause to be prepared and filed for each Fiscal Year all federal, state, and local income tax returns required of the Company.

8.5   Tax Elections. In the event of a Distribution of Company Property to a Member or a Transfer, whether during life or at death, by a Member of all or any portion of his Units, the Company shall determine whether to elect pursuant to Section 754 of the Code, and in accordance with applicable law and regulations, to adjust the basis of the assets of the Company pursuant to Sections 734 and 743 of the Code.

8.6   Compliance with Section 704(b) of the Code. The provisions of this Agreement as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and, if necessary, modified to cause the allocations of Profits, Losses, income, gain, deductions, credit and other items pursuant to ARTICLE IX to have substantial economic effect within the meaning of the Treasury Regulations promulgated under § 704(b) of the Code. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation.

8.7   Partnership Representative. James P. Casey shall be the Company's Partnership Representative (the "Partnership Representative") within the meaning of Code Section 6223 (as amended by the Bipartisan Budget Act of 2015 (the "Bipartisan Budget Act")). The Partnership Representative shall have all powers and responsibilities provided in Code Section 6221, et seq., as amended by the Bipartisan Budget Act (the "New Audit Rules"); provided, however, that the Partnership Representative shall take all reasonable actions necessary to ensure that the Company shall not be liable for any federal income tax (and any related interest and penalties) under the New Audit Rules, including, but not limited to, (i) electing out of the provisions of the New Audit Rules for each taxable year of the Company beginning after December 31, 2017, pursuant to Code Section 6221(b) or (ii) electing the alternative procedures of Code Section 6226 in the event that the Company receives a "notice of final partnership adjustment" (within the meaning of the New Audit Rules). Any deficiency for taxes imposed on any Member (including interest and penalties imposed with respect to taxes and any taxes imposed pursuant to Code Section 6226) will be paid by the Member and, if required to be paid (and actually paid) by the Company, will be recoverable from the Member. The Partnership Representative shall keep all Members informed of all notices from government taxing authorities which may come to the attention of the Partnership Representative. The Company shall pay and be responsible for all reasonable third party costs and expenses incurred by the Partnership Representative in performing their duties. A Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax-related administrative or judicial proceeding against any Member, even though it relates to the Company.


ARTICLE IX
Non-Liquidating Distributions and Allocations


9.1   Cash Distributions.

(a)   Non-Liquidating Distributions. Other than Distributions upon a liquidation of the Company, which shall be governed by the provisions of Section 10.6, Available Cash shall be Distributed to the Members at such times and in such amounts as determined by the Board in its sole discretion, *provided that* all Distributions shall be made in the following order of priority:

(i)   First, to the Class A Members and Class A-1 Members, pari passu and pro rata based on the number of Units held by each such Member, until each Class A Member has received

28

cumulative Distributions pursuant to this clause (i) equal to such Class A Member's Class A Repayment Amount. Distributions made pursuant to this clause (i) shall be applied, with respect to each Member individually, first, to such Member's accrued and unpaid Preferred Return, and thereafter to such Member's Unreturned Capital Contributions. See Section 9.1(b) for further clarification on this Section 9.1(a)(i);

(ii)   Second, after each Class A Member's Class A Repayment Amount has been satisfied in full pursuant to clause (i) above, all remaining amounts available for Distribution shall be distributed to the Class A-1 Members only, pari passu and pro rata based on the number of Class A-1 Units held by each such Class A-1 Member, until each Class A-1 Member has received, taking into account cumulative Distributions received by such Class A-1 Member pursuant to both clause (i) and this clause (ii), an amount equal to such Class A-1 Member's Class A-1 Repayment Amount. See Section 9.1(b) for further clarification on this Section 9.1(a)(i);

(iii)   Third, after the Class A Repayment Amount and Class A-1 Repayment Amount have been paid in full and so long as they remain paid in full, (A) seventy-five percent (75%) to the Class B Members in proportion to their respective number of Class B Units and (B) twenty-five percent (25%) to the Class A Members and Class A-1 Members, *pari passu* and pro rata based on the number of Units held, with this 75/25 allocation continuing until the Unreturned Class B Contributions have been paid in full; and

(iv)   Fourth, after the Unreturned Class B Contributions have been paid in full, (A) fifty percent (50%) to the Class A Members and Class A-1 Members, *pari passu* and pro rata based on number of Units held by each Member, and (B) fifty percent (50%) to the Class B Members in proportion to their respective number of Class B Units.

(b)   Clarifying Provisions Applicable to Section 9.1(a) and (b).

(i)   As used in Section 9.1(a), the phrase "pari passu and pro rata based on the number of Units" means that each Unit (whether a Class A Unit or a Class A-1 Unit) shall receive an equal dollar amount per Unit in each Distribution made pursuant to Section 9.1(a)(i), regardless of the original issuance price paid for such Unit or the differing amounts of accrued and unpaid Preferred Return or Unreturned Capital Contributions attributable to any particular Unit or Member. Because Class A Units and Class A-1 Units may have been issued at different prices per Unit and may carry different amounts of accrued and unpaid Preferred Return per Unit, pari passu pro rata Distributions on a per-Unit basis will not result in each Member receiving the same percentage of such Member's respective Repayment Amount at any given point in time. In other words, ignoring differences in the rate of a Preferred Return, a Member holding Units issued at a lower price per Unit will reach a higher percentage of such Member's Repayment Amount than a Member holding the same number of Units issued at a higher price per Unit, even though both Members receive the same aggregate dollar amount per Distribution. This outcome is intended and shall not be deemed inconsistent with the pari passu treatment required by Section 9.1(a).

(ii)   For clarity, the application of Distributions as between accrued and unpaid Preferred Return and Unreturned Capital Contributions shall be determined on a Member-by-Member basis and not on an aggregate or class-wide basis, such that each Member's pro rata share of any Distribution shall be applied first to satisfy such Member's own accrued and unpaid Preferred Return before being applied to such Member's own Unreturned Capital Contributions, without regard to whether any other Member's accrued and unpaid Preferred Return has been fully satisfied.

(iii)   If, following any Distribution pursuant to Section 9.1(a)(i), any individual Class A Member has received cumulative Distributions equal to such Class A Member's Class A Repayment Amount but one or more other Class A Members have not yet received cumulative Distributions equal to their respective Class A Repayment Amounts, then subsequent Distributions pursuant to Section 9.1(a)(i) that would otherwise be allocable to the fully satisfied Class A Member(s) on a pro rata per-Unit basis shall instead be reallocated to the remaining Class A Members and the Class A-1 Members, pari passu and pro rata based on the number of Units held by such remaining Members, until each Class A Member has received cumulative Distributions equal to such Class A Member's Class A Repayment Amount. Class A Members and Class A-1 Members shall continue to share every Distribution under Section 9.1(a)(i) pari passu and pro rata based on Units held (subject to the reallocation mechanic described in the preceding sentence) until each Class A Member's Class A Repayment Amount has been satisfied in full.

(iv)   Distributions made pursuant to Section 9.1(a)(ii) shall be applied, with respect to each Class A-1 Member individually, first, to any remaining accrued and unpaid Preferred Return of such Class A-1 Member not previously satisfied through Distributions pursuant to Section 9.1(a)(i), and thereafter to any Unreturned Capital Contributions of such Class A-1 Member not previously satisfied through Distributions pursuant to Section 9.1(a)(i). If, following any Distribution pursuant to Section 9.1(a)(ii), any individual Class A-1 Member has received cumulative Distributions (under Section 9.1(a)(i) and (ii) combined) equal to such Class A-1 Member's Class A-1 Repayment Amount but one or more other Class A-1 Members have not yet been fully satisfied, then subsequent Distributions pursuant to Section 9.1(a)(ii) that would otherwise be allocable to the fully satisfied Class A-1 Member(s) shall instead be reallocated to the remaining unsatisfied Class A-1 Members, pro rata based on the number of Class A-1 Units held by such remaining Members, until each Class A-1 Member's Class A-1 Repayment Amount has been satisfied in full.

(c)   Discretionary Tax Distributions. Simultaneously with the Company's delivery of the Schedule K-1 required to be delivered pursuant to Section 4.12(a), the Company may, in the sole discretion of the Board, distribute to each applicable Member an amount equal to the product of (i)(A) the estimated net taxable Profits allocable to such Member as of the end of the immediately preceding Fiscal Year less (B) if determined necessary or advisable by the Board, any amount of Losses allocated to such Member in prior Fiscal Years, multiplied by (ii) the Presumed Tax Rate; *provided that* the foregoing provision shall give effect to whether the Member holds Class A Units, Class A-1 Units, or Class B Units and thus whether the Member has been allocated Profits for such Fiscal Year pursuant to Section 9.5. If a Member has not been allocated Profits pursuant to Section 9.5, such Member shall not receive a Distribution under this Section 9.1(c). Distributions made pursuant to this Section 9.1(c) shall be deemed to constitute an advance (without interest) against any Distributions provided for in Section 9.1(a) and shall reduce, dollar-for-dollar, the amount otherwise Distributable to such Member pursuant to Section 9.1(a). As used herein, the "Presumed Tax Rate" shall mean the highest combined net effective federal and state income tax rate (including any tax rate imposed on "net investment income" by Code Section 1411) applicable to any Member (as reasonably determined by the Board) for such period (taking into account the deductibility of state taxes for federal income tax purposes), as reasonably determined by the Company's outside accounting firm; *provided*, *however*, that the Board shall use a lower tax rate for purposes of calculating the Presumed Tax Rate to the extent that it determines that the Company's Profits for the applicable Fiscal Year are subject, for all Members, to a lower combined effective federal and state income tax rate than such maximum rate (e.g., as a result of the Company's taxable income and gain for such period including items of long-term capital gain or "qualified dividends"). As a condition for a Distribution under this Section 9.1(c), the Board may, under reasonable conditions of confidentiality, require a Member to disclose to the Company relevant information concerning such Member's tax and financial affairs in order to determine the Presumed Tax Rate.

180832484.4

9.2   Non-Cash Distributions. The Board may from time to time make Distributions of Company Property other than cash in proportions, and on such other terms, as permitted by applicable law, to which the distributee Member consents. If a non-cash Distribution is made to a Member, and the non-cash Distribution has no readily ascertainable fair market value, the Board shall determine the value thereof and support such value with a written appraisal performed by an independent appraiser. The value of the non-cash Distribution shall be debited to the distributee Member's Capital Account in the manner provided herein. For the avoidance of doubt, any non-cash Distributions shall be made in the order of priority required by Section 9.1(a).

9.3   Restrictions on Distributions. Notwithstanding anything herein to the contrary, no Distribution to any Member may be made if after giving effect to the Distribution either (a) the Company would not be able to pay its debts as they become due in the ordinary course of business, or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the Company were to be dissolved, wound up and terminated at the time of the Distribution, to satisfy the preferential rights upon dissolution, winding up and termination of Members whose preferential rights are superior to those receiving the Distribution. The provisions of Section 33-44-406 of the Act shall apply in construing this Section 9.3.

9.4   Calculation of Profits and Losses. The "Profits" and "Losses" of the Company for each Fiscal Year or other period shall be the net taxable income or net loss of the Company for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

(a)   Any Company income which is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be added to such taxable income or loss.

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) (expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account) or treated as such expenditures pursuant to Treasury Regulations Section l .704-l(b)(2)(iv)(i) (organizational expenditures which the Company elects not to amortize under Code Section 709(b)) and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be subtracted from such taxable income or loss.

(c)   Gain or loss with respect to the disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed based upon the "adjusted book value" (as determined in the Treasury Regulations promulgated under Code Section 704) of such property without regard to the adjusted basis.

(d)   Depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss shall, for purposes of this subsection, be based upon the "adjusted book value" (as determined in the Treasury Regulations promulgated under Section 704) of Company Property.

9.5   Allocation of Profits and Losses.

(a)   For each Fiscal Year (or portion thereof) in which the Company operates at a net loss, all such Losses shall be allocated to the Class A Members on a pro rata basis in accordance with their respective number of Class A Units, subject to the restrictions of subsection (c) below.

(b) For each Fiscal Year (or portion thereof) in which Distributions are made pursuant to Section 9.1 of this Agreement, except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the current year Distributions pursuant to Section 9.1 and the special allocations set forth in Sections 9.6 through 9.11 hereof, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to Section 10.6 if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 10.6, to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain (as such terms are used in Section 9.9), computed immediately prior to the hypothetical sale of assets.

(c) If and to the extent any allocation of Losses to any Member would cause such Member's Capital Account to have a deficit balance, or would further increase an existing deficit balance (in each case, only to the extent that such deficit balance exceeds the amount that such Member is deemed to restore under Treasury Regulations Section 1.704-2), in excess of the maximum deficit balance allowed under the Section 704(b) Treasury Regulations, then such Losses shall be reallocated among the other Members to whom such limitation does not apply in accordance with such other Members' relative interests in the Class A Units, initially, and then if no Class A Members may be allocated Losses under this rule, to the Class A-1 Units, applying the same rules, *pari passu*.

9.6 Tax Item Allocation. Unless otherwise specially allocated herein, whenever a proportionate part of Profits or Losses is charged or credited to the Capital Account of a Member, every item of income, gain, loss, deduction, credit, allowance or tax preference entering into the computation of such Profits or Losses or applicable to the period during which such Profits or Losses were realized shall be considered credited or charged, as the case may be, to such Capital Account in the same proportion. In the event of a Transfer of Financial Rights in the Company at any time other than at the end of the Company's tax year, the distributive share of Profits and Losses and any items of Company income, gain, loss, deduction, credit or tax preference attributable to the Transferred Financial Rights shall be apportioned for income tax purposes between the transferor and transferee in accordance with the number of days in the taxable year of the Company that each was the owner of such Financial Rights.

9.7 Code Section 704(c). In accordance with the provisions of Code Section 704(c), income, gain, loss and deductions with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated to the Members so as to take account of any variation between the adjusted basis of such property and the fair market value at the time of contribution. In the event the Company uses the "Traditional Method with Curative Allocations" under Treasury Regulations Section 1.704-3(c) to correct for distortions caused by the "ceiling rule" (as defined therein) in making allocations pursuant to Section 704(c) of the Code, the Company may make curative allocations in any given year to offset the effects of the "ceiling rule" for prior taxable years. Any such allocations shall be made over a reasonable period of time, such as over the property's economic life, in compliance with Treasury Regulations Section l.704-3(e)(3)(ii). If cost recovery deductions with respect to an item of contributed property have been limited by the "ceiling rule", the general limitation on the character of any curative allocation, contained in Treasury Regulations Section 1.704-3(c)(3)(iii)(A), shall not apply to income from disposition of the contributed property.

9.8 Nonrecourse Deductions. Notwithstanding anything herein to the contrary, beginning in the first taxable year of the Company in which there are nonrecourse deductions, all nonrecourse deductions and distributions of proceeds attributable to nonrecourse borrowing (as defined in Treasury Regulations

Section 1.704-2) shall be allocated in accordance with the Members' respective Financial Rights or in any other manner that is reasonably consistent with allocations that have substantial economic effect of some other significant Company item attributable to the property securing the nonrecourse liabilities. Items attributable to a particular Member's Nonrecourse Liability (as defined in Treasury Regulations Section 1.704-2(6)(4)) shall be allocated to the Member that bears the economic risk of loss for the liability.

9.9 Minimum Gain Chargeback Requirements.

(a) Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain (as determined under Treasury Regulations Section 1.704-2(d)) for the Company's taxable year, each Member must be allocated items of income and gain for that taxable year equal to that Member's share of the net decrease in Company Minimum Gain. A Member's share of the net decrease in Company Minimum Gain is the amount of the total net decrease multiplied by the Member's percentage share of Company Minimum Gain at the end of the immediately preceding taxable year (as determined in Treasury Regulations Section l .704- 2(g)). A Member is not subject to this minimum gain chargeback requirement to the extent the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing, or other change in the debt instrument causing it to become partially or wholly a recourse liability or a Member Nonrecourse Liability, and the Member bears the economic risk of loss (within the meaning of Treasury Regulations Section 1.752-2) for the newly guaranteed, refinanced, or otherwise changed liability.

(b) If during a taxable year there is a net decrease in Member Nonrecourse Debt Minimum Gain (as determined under Treasury Regulations Section 1.704-2(i)(2)), any Member with a share of that Member Nonrecourse Debt Minimum Gain (as determined under Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of that taxable year must be allocated items of income and gain for that taxable year (and, if necessary, for succeeding taxable years) equal to that Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain. A Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain is determined in a manner consistent with the provisions of Treasury Regulations Section 1.704-2(g)(2). A Member is not subject to this minimum gain chargeback requirement, however, to the extent the net decrease in Member Nonrecourse Debt Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing, or other change in the debt instrument that causes it to become partially or wholly a nonrecourse liability. The amount that would otherwise be subject to the Member Nonrecourse Minimum Gain chargeback is added to the Member's share of Company Minimum Gain under Treasury Regulations Section 1.704-2(g)(3).

9.10 Qualified Income Offset. Unless otherwise agreed, a Member is not required to fund any deficit in the Member's Capital Account at any time. However, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member (or a deficit balance in excess of any limited dollar amount the Member is obligated to restore), the Member will be allocated items of income and gain consisting of a pro rata portion of each item of Company income and gain for such year in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. This Section 9.10 will be interpreted, applied, and if necessary modified to constitute a "qualified income offset" as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

9.11 Varying Interests. In the event of any changes in the Members' respective Financial Rights during a Fiscal Year, then for purposes of this Section 9.11, the Board shall take into account the requirements of Code Section 706(d) and other relevant provisions of the Code and the regulations promulgated thereunder and shall have the right to select any reasonable method of determining the varying

33

Financial Rights of the Members during the Fiscal Year which satisfies Code Section 706(d) or such other relevant provisions of the Code and the regulations promulgated thereunder.

9.12   Manager's Discretionary Powers; Allocation Savings Provision. The allocation method set forth in this ARTICLE IX is intended to allocate Profits and Losses (and the items thereof) to the Members in accordance with their respective Financial Rights in the Company while complying with the requirements of Subchapter K of Chapter I of Subtitle A of the Code (particularly Section 704 thereof) and the regulations promulgated thereunder. If, in the reasonable opinion of the Board, the allocation of Profits or Losses (or items thereof) in such manner shall not (a) satisfy the requirements of Code Section 704 or the regulations thereunder; (b) comply with any other provisions of the Code and the regulations thereunder; (c) properly take into account any (i) expenditures made by the Company, (ii) Transfers of all or any portion of a Member's Units or (iii) admission of new Members; (d) properly reflect the economic arrangement of the Members; (e) preserve the equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g); or (f) provide for a given situation or set of circumstances; then, notwithstanding anything to the contrary contained in this ARTICLE IX, Profits and Losses (or items thereof) shall be allocated in such manner as the Board in its good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section 9.12, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits or Losses (or items thereof); provided, however, that any change in the method of allocating Profits or Losses (or items thereof) shall be made in good faith and shall not materially alter the economic arrangement of the Members.

9.13   Distributions Subject to Set-Off. Subject to Sections 3.3 and 3.4, all Distributions are subject to set-off by the Company for any past-due obligation of a Member to the Company.

9.14   Expansion Payments. Notwithstanding anything to the contrary herein, in the event the Company at any time receives distributions from the League under the terms of the Franchise Agreement or other League Documents as the result of expansion fees received by the League ("Expansion Proceeds"), such Expansion Proceeds shall be distributed to all Members in accordance with Section 9.1(a).

ARTICLE X
Dissolution, Winding Up, and Termination

10.1   Dissolution. The Company shall dissolve, its affairs shall be wound up, and the Company shall terminate upon the first to occur of the following:

(a)   The written consent of a Majority in Interest of the Members;

(b)   Any event occurs that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this Section 10.1(b);

(c)   On application by a Member or a dissociated Member, upon entry of a judicial decree that:

(i)   The economic purpose of the Company is likely to be unreasonably frustrated;

(ii)   Another Member has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the Company's business with that Member;

(iii)   It is not otherwise reasonably practical to carry on the Company's business in conformity with the Articles of Organization and this Agreement;

(iv)   The Company failed to purchase the petitioner's Financial Rights as required by Section 33-44-70 I of the Act; or

(v)   The Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, fraudulent or unfairly prejudicial to the petitioner.

(d)   The filing by the Secretary of State of a certificate administratively dissolving the Company pursuant to Section 33-44-810 of the Act, provided that the Company does not apply for reinstatement pursuant to Section 33-44-811 of the Act within the time period specified therein.

10.2   _Waiver of Right to Wind Up_. Notwithstanding anything herein to the contrary, at any time after the dissolution of the Company and before the winding up of its business is completed, the Members, including a dissociated Member whose dissociation caused the dissolution, may unanimously waive the right to have the Company's business wound up and the Company terminated. In that case, (a) the Company shall resume carrying on its business as if dissolution had never occurred and any liability incurred by the Company or a Member after the dissolution and before the waiver is determined as if the dissolution had never occurred, and (b) the rights of a third party accruing under Section 33-44-804(a) of the Act or arising out of conduct in reliance on the dissolution before the third party knew or received a notification of the waiver shall not be adversely affected.

10.3   _Winding Up: Powers and Duties of Liquidator_. Following the dissolution of the Company, if the Members do not continue the Company's business under Section 10.1 or Section 10.2, either the Board or an independent third party appointed by the Board, shall serve as liquidator. The liquidator shall have full authority in winding up the Company's affairs, and may preserve the Company's business or property as a going concern for a reasonable time, prosecute and defend actions and proceedings, whether civil, criminal, or administrative, settle and close the Company's business, dispose of and transfer the Company's property, discharge the Company's liabilities, distribute the assets of the Company pursuant to Section 10.6, settle disputes by mediation or arbitration, and perform other necessary acts. In winding up the Company's affairs, the liquidator shall:

(a)   As promptly as possible after dissolution and again after final liquidation, cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable, and provide a copy thereof to all Members;

(b)   Deliver notice of the Company's dissolution to all of the Company's known claimants and creditors in the form and manner described in Section 33-44-807 of the Act;

(c)   Publish notice of the Company's dissolution as provided in Section 33-44-808 of the Act;

(d)   Make final liquidating Distributions as provided in Section 10.6, and distribute any Company Property discovered after any such final liquidating Distributions in accordance with Section 10.6; and

(e)   After dissolution and the completion of winding up, file Articles of Termination with the South Carolina Secretary of State to terminate the legal existence of the Company in accordance with Section 33-44-805 of the Act.

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10.4   <u>Sale of Company Property</u>. Unless otherwise agreed by a Majority in Interest of the Members, the liquidator shall first attempt to sell all or any part of the Company's business as a going concern. If any such sale or partial sale is not consummated within six (6) months after the date of the dissolution, or such other period of time agreed to by a Majority in Interest of the Members, the liquidator shall publish notice that all unsold Company assets are for sale and solicit bids for such assets. Any Company assets which remain unsold six (6) months after the date of the first publication of such notice shall be marshaled and auctioned by the liquidator. All assets unsold after the auction shall be distributed in kind in accordance with <u>Section 10.5</u>.

10.5   <u>Distribution In Kind</u>. The Company may distribute assets in kind to satisfy any or all of its obligations. If the Company will distribute assets in kind, the Members shall have thirty (30) days to agree upon the fair market value of such assets. If the Members cannot agree on the fair market value of any asset, the liquidator shall hire two (2) independent appraisers to appraise the asset(s) in question. The fair market value of each asset or group of assets appraised shall be the average of the two appraisals. Any property distributed in kind shall be treated in accordance with Sections 721, 736, 737 and 751 of the Code. The liquidator shall adjust the Members' Capital Accounts to reflect any gain or loss which would have been allocated had such property been sold for its fair market value.

10.6   <u>Final Liquidating Distributions</u>.

(a)   Upon the occurrence of a Liquidation Event, any assets or surplus funds of the Company available for distribution to its Members (the "<u>Distribution Amount</u>") shall be Distributed as follows:

(b)   First, payment or adequate provision for payment shall be made to creditors, including the liquidator if the liquidator is not a Member for reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company, and to the extent permitted by law, Members who are creditors in satisfaction of liabilities of the Company;

(c)   Second, if the liquidator is a Member, to the liquidator for reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company; and

(d)   Third, to the Members in the same manner and order of priority as Distributions are made pursuant to <u>Section 9.1(a).</u>

10.7   <u>Deficit Capital Account Balances</u>. Notwithstanding anything herein to the contrary, and notwithstanding any custom or rule of law to the contrary, any deficit in a Member's Capital Account upon dissolution of the Company shall not be an asset of the Company and such Member shall not be obligated to contribute any amount to the Company in excess of any limited dollar amount the Member has otherwise agreed to restore.

10.8   <u>Final and Complete Distribution</u>. The Distributions provided for in this <u>ARTICLE X</u> shall constitute a complete return of the Members' Contributions to Capital, and a final and complete Distribution to the Members in satisfaction of all of their rights in the Company.

ARTICLE XI
<u>Restrictions on Transfer and Buy-Sell Provisions</u>

11.1   <u>Restrictions on Transfer of Units</u>.

(a) No Member may voluntarily or involuntarily Transfer all or any portion of its Units to any person except:

  (i) With the prior written consent of the Board; or

  (ii) Pursuant to the terms and conditions of Section 11.2 or Section 11.3.

If a Transfer is permitted pursuant to this Section 11.1(a), the provisions of ARTICLE III shall govern the rights of the transferor and transferee. With regard to all other Transfers, the provisions of Section 11.1(b) shall apply and control.

(b) Any purported Transfer (an "Unauthorized Transfer") of all or any portion of a Member's Units in contravention of this ARTICLE XI shall be null and void and of no force or effect whatsoever; provided, however, that if the Company is required by a court of competent jurisdiction to recognize such Unauthorized Transfer, the rights of the transferee of the Units transferred shall be strictly limited to that of a transferee who is not admitted as a Member (as described in Section 3.4) with respect to the transferred Units. Any allocations and Distributions with respect to such transferred Units may be applied (without limiting any other legal or equitable rights or remedies of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company. In the case of an Unauthorized Transfer or attempted Unauthorized Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all costs, liabilities, and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and the fees and expenses of attorneys and other professionals) as a result of such Unauthorized Transfer or attempted Unauthorized Transfer and efforts to enforce the indemnity granted hereby.

11.2 Permitted Transfers. Notwithstanding any provision herein to the contrary, any Member may Transfer all or any portion of such Member's Units to a Permitted Transferee; provided that (a)(i) with respect to a voluntary Transfer, the transferring Member notifies the Board in writing of such Transfer at least sixty (60) days prior to such Transfer or (ii) with respect to an Involuntary Transfer, the transferring Member notifies the Board in writing of such Transfer immediately after the occurrence of such Transfer; (b) the transferring Member provides the Board with the current address of the Permitted Transferee, together with the federal and state tax identification numbers of the Permitted Transferee and such other information as the Board may deem appropriate; and (c) if the Permitted Transferee is a Family Member who has not reached the age of twenty-one (21), then until such time as such Family Member reaches the age of twenty-one (21), the Transfer to such Family Member may only be made in trust or held under a guardianship, conservatorship, or custodian arrangement and such transferee shall only have the rights of a transferee not admitted as a Member as described in Section 3.4 hereof. Any such Transfer shall be subject to any and all approvals required under applicable League Documents.

11.3 Violation of League Documents.

(a) In the event that any Member violates any of the League Documents for which the penalty is the termination of its Units and said Member fails to remedy such violation, any of the other, non-violating Members or the League may require the breaching Member to Transfer all, and no less than all, of its Units to said non-violating Members, the League or to any third party designated by such non-violating Members or the League, as applicable. Any of the non-violating Members or the League shall provide the violating Member with notice that such Member must divest itself of its Units ("League Divestiture Notice").

(b)   The sale price of the Units of the violating Member shall be the fair market value of its Units (as determined by Elliott Davis or the then current accountants of the Company) minus a discount equal to ten percent (10%) of said fair market value (the "Violation Price"). The Violation Price shall be paid in U.S. dollars.

(c)   The Transfer of the violating Member's Units and payment of the Violation Price shall take place as soon as practicable but in no event later than ninety (90) days following receipt of the League Divestiture Notice or if the fair market value of the corresponding Units is not determined within such time, within thirty (30) days following the date of such determination. Prior to or upon executing the foregoing Transfer, the violating Member and the non-violating Member or the League, as well as any third party transferee (if applicable), shall execute any and all documents reasonably required for the Transfer of the violating Member's Units and shall deliver copies of such documents to the Company. Any such Transfer shall be subject to the requirements of Sections 3.3 and 3.4. Each of the violating Member and the non-violating Member shall cover its respective taxes resulting from the Transfer under this Section 11.3.

11.4   Subject to League Documents. Notwithstanding anything to the contrary contained in this Agreement: (i) any Transfer of any interest in the Company, any change in the identity or direct or indirect ownership of any Member, any issuance of additional interests, the admission of any additional Members and any amendment to this Agreement shall be subject to, and must made in accordance with, League Documents; (ii) any such Transfer, change, issuance or amendment that requires the consent of the League pursuant to League Documents is prohibited and shall be null and void unless such required consents are obtained; (iii) any such consent required by League Documents may be withheld at the sole and absolute discretion of the League; (iv) the Company and the other Members shall have the right to cancel, terminate, acquire, require forfeiture of, redeem or repurchase, on terms reasonably satisfactory to the League, the Units or any indirect ownership interest in the Company of any Member or direct or indirect owner of any Member determined in good faith by the League to have violated any League Document for which the penalty imposed is the termination of the ownership interest of such Person committing such violation; and (v) this Agreement and the rights and obligations of the Members hereunder shall be subject to all existing and future League Documents, whether or not explicit reference thereto is made herein. This provision may not be amended, removed, or superseded without the prior, express written consent of the League.

ARTICLE XII
NON-CERTIFICATED UNITS

The Units of the Company shall not be represented by certificates. Ownership of Units shall be recorded in the books and records of the Company, and the Company shall maintain a complete and accurate list of all Members and the number of Units owned by each such Member. The Company may issue statements of ownership to Members upon request, but such statements shall not be deemed to be negotiable instruments or certificates of ownership.

ARTICLE XIII
Miscellaneous Provisions

13.1   Notices. Any notice, payment, demand, or communication (collectively referred to as a "notice") required or permitted to be given by any provision of this Agreement or applicable law shall be in writing and may be effected either by (i) personal delivery by hand (with written confirmation of receipt), (ii) delivery by a reputable express courier service (receipt requested), (iii) certified mail, postage prepaid with return receipt requested, or (iv) e-mail. Notices delivered personally shall be deemed communicated as of actual receipt. Notices delivered by certified mail or express courier service shall be deemed communicated as of the date of mailing or delivery to the courier. Notices delivered by e-mail shall be deemed communicated on the date sent by email if sent during normal business hours of the recipient, and

180832484.4

on the next business day if sent after normal business hours of the recipient, provided that the sender does not receive an error message upon sending or a delivery failure notice after sending. Notices shall be addressed to the parties at the address maintained for each party in the Company's record books, but each party may subsequently change his, her, or its address or e-mail address by delivering written notice to the Company and all Members in accordance with this Section (and thereafter any notices to such party shall be to the most recently designated address or e-email address). Any notice to be delivered to the Company or to the Board shall be accomplished by delivering written notice to all of the Managers on the Board.

13.2 <u>Amendments</u>. The Board may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other Members without the prior written consent of the affected Member. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification, or waiver requiring the consent of any Member. The Board shall furnish copies of any amendments to this Agreement to all Members, other than changes in **Schedule A** (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

13.3 <u>Creditors</u>. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

13.4 <u>Governing Law; Consent to Jurisdiction</u>. This Agreement shall be governed by and construed in accordance with the South Carolina Uniform Limited Liability Company Act of 1996, as amended, any corresponding provisions of future laws and other applicable laws of the State of South Carolina. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under <u>Section 13.5</u> or emergency judicial relief.

13.5 <u>Arbitration</u>. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

13.6   Waiver. No waiver of any breach of any covenant, agreement or undertaking contained herein shall operate as a waiver of any subsequent breach of the same covenant, agreement or undertaking or as a waiver of any breach of any other covenant, agreement or undertaking. In the case of a breach by any party of any covenant, agreement or unde1iaking, the nonbreaching party may nevertheless accept from the other, any payment or performance without waiving its right to exercise any right or remedy provided herein or otherwise, with respect to any such breach which was in existence at the time such payment or performance was accepted by it. No failure of any party to exercise any power given herein or to insist upon strict compliance with any covenant, agreement or undertaking contained herein, or to object to any custom or practice which varies from the terms hereof, shall constitute a waiver of such party's right to demand exact compliance with the terms of this Agreement. The waiver by any party of a breach of any covenant, agreement or undertaking contained herein shall be made only by a written waiver in each case, and no such waiver shall operate or be construed as a waiver of any prior or subsequent breach.

13.7   Severability. If any provision of this Agreement shall, to any extent, be held invalid, illegal or unenforceable, in whole or in part, the validity, legality, and enforceability of the remaining part of such provision, and the validity, legality and enforceability of the other provisions hereof, shall not be affected thereby and each term, covenant or condition shall be valid and enforced to the fullest extent permitted by law. If any such invalidity shall be caused by the length of any period of time, the size of any area or the scope of activities set forth in any provision hereof, such period of time, such area or scope or all, shall be considered to be reduced to a period, area, or scope which would cure such invalidity. Any provision of this Agreement which is held invalid, illegal or unenforceable in any jurisdiction shall not be deemed invalid, illegal or unenforceable in any other jurisdiction.

13.8   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart. A signed copy of this Agreement or any joinder or addendum hereto delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of a signed original and may be used in lieu of the signed original for all purposes.

13.9   Captions. The headings, titles and captions of the Articles and Sections of this Agreement are inserted only to facilitate reference. They shall not define, limit, extend or describe the scope or intent of this Agreement or any provision hereof, and they shall not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part hereof.

13.10   Entire Agreement; Side Letters. This Agreement and the Schedules attached hereto embody the entire understanding and agreement among the parties pertaining to the subject matter hereof, and all prior agreements and understandings of the parties, whether written or oral, are terminated and superseded by this Agreement and shall be deemed merged herein.

13.11   Waiver of Action for Partition. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

13.12   Remedies Cumulative. Except as otherwise expressly provided herein, all rights, powers and privileges conferred hereunder upon any party shall be cumulative and not restrictive of those given by law. No remedy herein conferred is exclusive of any other available remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given by agreement or now or hereafter existing at law or in equity or by statute.

13.13   Binding Effect. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by and against all the parties and their respective heirs, legal representatives, personal

representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer upon any person other than the parties, and their respective heirs, legal representatives, personal representatives, successors and permitted assigns, any rights, remedies, obligations or liabilities.

13.14   Use of Terms. Use of the terms "herein", "hereby", "hereunder", "hereof", "hereinbefore", "hereinafter", and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used. Reference to "this Article", "this Section", or a similar reference to a specific part of this Agreement shall refer to the particular Article, Section or specific part in which such reference appears. Whenever used herein, any pronoun shall be deemed to include both the singular and plural and all genders.

13.15   Further Assurances. Each of the parties will execute, deliver, acknowledge or supply such further documents, instruments and assurances as shall be reasonably necessary or appropriate to carry out the full intent and purposes of this Agreement.

13.16   Power of Attorney. Each Member hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Member's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Board deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the removal of a Manager, or the return, in whole or in part, of the Capital Contributions of any Member or the addition, substitution, or increased Capital Contributions of any Member, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement. No actions shall be taken by the Board under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Board and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Member that is a natural person or the merger, dissolution or other termination of the existence of a Member that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Member of the whole or any portion of its Membership Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Board to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment

180832484.4

conferred in this Section would not constitute a legal and valid appointment by any Member under the laws of the jurisdiction in which such Member is incorporated, established or resident, upon the request of the Board, such Member shall deliver to the Board a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Member hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Members, if the Board believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.16.

13.17   Securities Matters. Each Member understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer any of its Units in the Company unless such Units have been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

13.18   Schedules. The Schedules attached to this Agreement are hereby made a part hereof and incorporated herein by reference. All such Schedules read as of the date of this Agreement or, as to any of the Schedules bearing a particular date, as of any other date specified therein.

13.19   Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

13.20   Third Party Beneficiary. The Company and the Members acknowledge and agree that the League is a third-party beneficiary of the terms of this Agreement and, at its option, may enforce the provisions of this Agreement against the Company and/or any Members, as applicable, to the extent it deems such enforcement necessary or advisable to protect its rights hereunder and under League Documents. The parties waive any objection to such enforcement, based on standing, privity of contract or otherwise. This provision may not be amended, removed, or superseded without the prior, express written consent of the League.

13.21   Members Advised to Obtain Independent Counsel. The parties to this Agreement acknowledge that this Agreement has been prepared by Fox Rothschild LLP (the "Law Firm") on behalf of the Controlling Members and not on behalf of the Company or any other Member. There is an inherent potential for conflicts of interest among the parties to this Agreement because this Agreement establishes the rights and obligations of each of the parties to this Agreement. Due to such potential conflicts of interest, the Law Firm hereby advises the other parties to this Agreement that it is in their best interest to obtain the services of their own independent legal counsel to review this document. By signing the Agreement, each party acknowledges that it has had the opportunity to seek the advice of independent counsel.

[Signatures Follow]

IN WITNESS WHEREOF, the parties have duly executed this Amended and Restated Operating Agreement of Greenville Pro Soccer LLC as of the day and year first above written.

MEMBERS:

Erwin Creates, LLC

By: ________________________________
Name: Joe Erwin
Title: President

William M. Webster IV Revocable Trust

By: DocuSigned by: William M. Webster IV CA385144EF55459... ____________
William M. Webster IV, Trustee

Hogeyed, LP

By: DocuSigned by: Richard H. Pennell Jr. 5872FCBBC4F4447... ___________
Name: Richard H. Pennell, Jr.
Title: Manager of JAR Management, LLC, General Partner of Hogeyed, LP

Grupo Ronaldinho LLC

By: Signed by: [signature] 8ECBB3038386454... ______________
Name: Wallace Cheves
Title: Manager

JPC GPS Soccer, LLC

By: DocuSigned by: James P. Casey E404F085E4DD458... ________________
Name: James P. Casey
Title: Manager

Bruce K. Lee Revocable Trust u/a/d October 2, 2020, as amended

By: Signed by: Bruce K. Lee FE705B43C0EA4E5... ________________
Bruce K. Lee, Trustee

COMPANY:

Greenville Pro Soccer LLC

By: Signed by: [signature] 8ECBB3038386454... ______________
Name: Wallace Cheves
Title: Chairman

180832484.4

IN WITNESS WHEREOF, the parties have duly executed this Amended and Restated Operating Agreement of Greenville Pro Soccer LLC as of the day and year first above written.

MEMBERS:

Erwin Creates, LLC

By: *[signature: Joe Erwin]*
Name: Joe Erwin
Title: President

William M. Webster IV Revocable Trust

By: _____
    William M. Webster IV, Trustee

Hogeyed, LP

By: _____
Name: Richard H. Pennell, Jr.
Title: Manager of JAR Management, LLC,
      General Partner of Hogeyed, LP

Grupo Ronaldinho LLC

By: _____
Name: Wallace Cheves
Title: Manager

JPC GPS Soccer, LLC

By: _____
Name: James P. Casey
Title: Manager

Bruce K. Lee Revocable Trust u/a/d October 2, 2020, as amended

By: _____
    Bruce K. Lee, Trustee

COMPANY:

Greenville Pro Soccer LLC

By: _____
Name: Wallace Cheves
Title: Chairman

180832484.4

SCHEDULE A

(to Amended and Restated Operating Agreement of Greenville Pro Soccer LLC)

Member and Board Information as of March 31, 2026

Member Name	Class A Units	Class A-1 Units	Class B Units
Erwin Creates, LLC Attn: Joe Erwin	0	0	18,500,000*
William M. Webster IV Revocable Trust Attn: William M. Webster IV, Trustee	100,000	0	1,000,000
Hogeyed, LP c/o JAR Management, LLC Attn: Richard H. Pennell, Jr.	4,499,939	0	0
JPC GPS Soccer, LLC Attn: James P. Casey	2,559,090	0	0
Grupo Ronaldinho, LLC Attention: Wallace Cheves	6,104,423	0	0
Bruce K. Lee as trustee of the Bruce K. Lee Revocable Trust u/a/d October 2, 2020, as amended Attn: Bruce K. Lee, Trustee	2,300,000	0	0
Greenville Pro Soccer SPV, LLC Attention: Board of Managers of Greenville Pro Soccer, LLC			
Totals:	15,563,452		19,500,000

* The Class B Units of Erwin Creates, LLC are subject to adjustment in accordance with Section 3.12(g) of the Prior Agreement.

Board of Managers as of April 20, 2026

James P. Casey
Wallace B. Cheves, Jr.
Joe Erwin
Bruce K. Lee
Richard H. Pennell, Jr.

180832484.4

EXHIBIT C

GREENVILLE PRO SOCCER SPV LLC OPERATING AGREEMENT

OPERATING AGREEMENT
OF
GREENVILLE PRO SOCCER SPV LLC

THE MEMBERSHIP UNITS OF GREENVILLE PRO SOCCER SPV LLC (THE "UNITS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE UNITS MAY BE ACQUIRED FOR INVESTMENT ONLY, AND SUCH UNITS MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (1) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS, AND (2) THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT. THE UNITS WILL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS OPERATING AGREEMENT. PURCHASERS OF THE UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

BINDING ARBITRATION

This is the first page of the Operating Agreement of Greenville Pro Soccer SPV LLC, a South Carolina limited liability company (the "Agreement"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Agreement is subject to the following:

THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Agreement for all legal purposes.

OPERATING AGREEMENT OF GREENVILLE PRO SOCCER SPV LLC

This OPERATING AGREEMENT (this "Agreement") of Greenville Pro Soccer SPV LLC, a South Carolina limited liability company (the "Company"), has been entered into as of April 20, 2026, to be effective as of the Effective Date, by and among the undersigned parties.

BACKGROUND

A.   The Company was formed on January 8, 2026, by filing its Articles of Organization with the South Carolina Secretary of State (the "Articles"). Its sole purpose is to aggregate capital from investors in the Offering and to invest such capital in Class A-1 Units of Greenville Pro Soccer, LLC (the "Operating Company").

B.   The Members of the Company (the "Investors") will be the investors who purchase Units in the Company pursuant to the Offering. This Agreement sets forth the rights and obligations of the Members and the Manager of the Company.

C.   The parties hereto desire to enter into this Agreement to reflect the Company's structure as a single-purpose vehicle and to set forth the terms and conditions governing the operation of the Company.

NOW, THEREFORE, with the foregoing Background incorporated in this Agreement by reference and in consideration of the mutual promises, covenants, and agreements set forth in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I
Definitions

Whenever used in this Agreement, or any amendment hereof, the following terms shall have the meanings set forth below and shall include the plural as well as the singular:

"Act" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, Sections 33-44-101 et. seq. of the Code of Laws of South Carolina (1976), as amended, and any corresponding provisions of future laws.

"Affiliate" means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, 'control' (including the terms 'controlled by' and 'under common control with') means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise."

"Agreement" shall mean this Operating Agreement of Greenville Pro Soccer SPV LLC and any amendments made thereto from time to time.

"Articles of Organization" shall mean the Articles of Organization filed with the South Carolina Secretary of State by which the Company was organized as a South Carolina limited liability company pursuant to the Act, as amended or restated from time to time in accordance with this Agreement.

"Available Cash" shall mean all cash funds of the Company at any particular time which the Manager reasonably determines to be available for Distribution after provision has been made for (a)

payment of all operating expenses of the Company as of such time, (b) payment of all outstanding and unpaid current obligations of the Company as of such time, and (c) Reserves.

"Bankruptcy" with respect to any Person shall mean a Voluntary Bankruptcy or an Involuntary Bankruptcy.

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount;

(ii)   the Distribution by the Company to a Member of more than a de minimis amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i) or (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Profits and Losses.

"Capital Account" shall mean the account established and maintained for each Member on the books of the Company pursuant to ARTICLE VIII and ARTICLE IX hereof.

"Capital Commitment" shall mean with respect to any Member, the amount that such Member has agreed to contribute to the Company to acquire Units in the Company, as reflected, with respect to each Member, in the Member's Subscription Agreement.

"Capital Contribution" or "Contribution to Capital" shall mean the amount of cash and net fair market value (at the time of the contribution) of any property contributed to the Company by or on behalf of each Member.

"Call Right" shall have the meaning set forth in Section 10.6.

"Change of Control" shall mean, with respect to a Member that is an Entity, that the persons or entities that hold the ultimate beneficial ownership of such Entity as of the date such Member became a Member shall (other than pursuant to a transfer to a Permitted Transferee) lose the power to direct or cause the direction of the management of such Member.

"Class A-1 Units" shall mean the Class A-1 Units of the Operating Company.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and any corresponding provisions of future laws.

"Company" shall mean Greenville Pro Soccer SPV LLC, a South Carolina limited liability company.

"Company Liability" shall mean any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

"Company Property" shall mean any and all property, real, personal, tangible and intangible, either contributed by a Member as capital, transferred to, or otherwise acquired by the Company.

"Distribute" shall mean the act of making a Distribution.

"Distribution" or "Distributions" shall mean any cash or other Company Property distributed to a Member by the Company as provided in ARTICLE IX, including but not limited to Sections 9.1(a) and 9.1(b), and Section 9.6 and does not include payments to a Member: (a) pursuant to a loan by such Member to the Company or other transaction in which such Member is acting other than in his capacity as a Member within the meaning of Section 707(a) of the Code; (b) which are guaranteed payments within the meaning of Section 707(c) of the Code; (c) which are made to reimburse a Member for amounts paid for or on behalf of the Company; or (d) which are made to indemnify a Member as permitted under this Agreement.

"Effective Date" means the effective date of this Agreement, which shall be the date of the Initial Closing of the Offering.

"Entity" shall mean a general partnership, limited liability company, limited liability partnership, limited partnership, trust, estate, corporation, or any other entity.

"Family Member" means, as to a natural person, his or her spouse, parent, sibling, descendant (including through adoption), or the spouse of each such natural person.

"Financial Rights" shall mean the right of a Member, or any other Person, to share in the Profits and Losses and the right to share in Distributions of the Company. Except as otherwise modified by the

provisions of this Agreement, the phrase "Financial Rights" shall have the same meaning, and describe the same rights, as the phrase "Distributional Interest" as used in the Act.

"Fiscal Year" shall mean the annual accounting period of the Company, which shall be the calendar year; provided, however, that the Fiscal Year for the first year of the Company shall be that year (even though less than twelve (12) months) commencing on the date the Company is organized and ending on December 31 of such year; and, provided further, that the Fiscal Year for the final year of the Company shall be that year (even if less than twelve (12) months) commencing on January 1 of such year and ending on the date final liquidating Distributions are made in accordance with Section 9.6 hereof.

"Initial Closing" means the initial issuance of Class A-1 Units to the Crowdfunding SPV pursuant to the Offering.

"Involuntary Bankruptcy" with respect to any Person shall mean, without the consent of such Person: (a) the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation; (b) the filing of any such petition against such Person which petition is not dismissed within ninety (90) days of such filing; or (c) without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or a liquidator of such Person or of all or any substantial part of the property of such Person which order is not dismissed within sixty (60) days of the date it is entered.

"Involuntary Transfer" shall mean any transfer, proceeding or action by or in which a Member shall be deprived or vested of any right, title, or interest in or to the Member's Units, including, without limitation, any seizure under levy of attachment or execution; any transfer in connection with a foreclosure upon a pledge; any transfer in connection with bankruptcy (whether pursuant to the filing of a petition under the Bankruptcy Code of 1978, or any modifications or revisions thereto) or other court proceedings to a debtor in possession, trustee in bankruptcy, or receiver or other officer or agency; any transfer to a state or to a public abandoned property; any transfer pursuant to a divorce or separation agreement or a final decree of a court in a divorce action; or any transfer to a legal representative of the Member.

"Losses" shall mean the losses of the Company as determined under Section 9.4 hereof.

"Majority in Interest of the Members" shall mean, at any particular time, the Member or Members holding more than fifty percent (50%) of the outstanding Units.

"Manager" shall mean Greenville Pro Soccer, LLC, a South Carolina limited liability company.

"Members" shall mean the members of the Company from time to time.

"Membership Interest" of any Member at any time shall mean the entire ownership interest of such Member in the Company at such time, including any benefits to which the holder of such an interest is entitled as provided in this Agreement, which shall be represented by the Units held by such Member.

"Offering" means the Company's crowdfunding offering of up to $5,000,000 of Units pursuant to the Form C dated on or about April 21, 2026 (as the same may be amended from time to time thereafter) and in accordance with Section 4(a)(6) ("Reg CF") of the Securities Act.

"Operating Company" shall mean Greenville Pro Soccer, LLC, a South Carolina limited liability company.

"Permitted Lien" shall mean (i) liens for taxes, special assessments and other governmental charges not yet due and payable, (ii) mechanics', landlords', materialmen's, carriers', workers', repairers' and similar statutory liens arising or incurred in the ordinary course of business of the Company that are not yet due and payable, (iii) zoning, entitlement, building and other land use regulations imposed by any governmental authorities having jurisdiction over any Company Property that are not violated in any material respect by the current use and operation of the Company Property, (iv) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting the current occupancy or use of the Company Property in any material respect, and (v) restrictions on the transfer of securities arising under federal and state securities laws.

"Permitted Transferee" shall mean (a) with respect to any Member that is an individual, a Family Member of such Member; and (b) with respect to any Member that is an Entity, an Affiliate of such Member.

"Person" shall mean an individual or Entity, and any individual or Entity acting in a representative capacity.

"Profits" shall mean the profits of the Company as determined under Section 9.4 hereof.

"Reserves" shall mean, with respect to any Fiscal Year or other applicable period, funds set aside or amounts allocated during such period or at such time for reserves which shall be maintained in amounts deemed sufficient by the Manager for working capital of the Company and to pay the Company's taxes, insurance, debt service, or future, anticipated, unforeseen or contingent obligations, and all of the Company's other costs and expenses which are incident to the Company's operations.

"Securities Act" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"Subscription Agreement" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of a Membership Interest or Units.

"Supermajority in Interest of the Members" shall mean, at any particular time, the Member or Members holding at least two-thirds (66.67%) of the outstanding Units.

"Transfer" shall mean any direct or indirect sale, assignment, transfer, conveyance, pledge, hypothecation, grant of security interest or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise, including, without limitation, by way of intestacy, will, gift, Bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process. The term "Transfer" shall include Involuntary Transfers and, with respect to Units held by any Member that is an Entity, a Change of Control of such Member.

"Units" shall mean the membership interests in the Company. All Units shall have identical rights and obligations, including the right to receive distributions from the Company and to share in the Company's assets upon liquidation, in each case on a pro rata basis in proportion to the number of Units held.

"Voluntary Bankruptcy" shall mean, with respect to the Company or any other Person: (a) instituting proceedings or filing an answer to be adjudicated a bankrupt or insolvent or seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief, or consenting to the institution of bankruptcy or insolvency proceedings against such Person; (b) filing or consenting to a petition, answer or other pleading seeking for such Person any liquidation, winding up,

reorganization, arrangement, adjustment, protection, relief, or composition of the Person or the Person's debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors; or (c) seeking, consenting to, or acquiescing in any entry of an order for relief or the appointment of a receiver, trustee, liquidator, custodian or other similar official for such Person or any substantial part of the Person's property.

"Voting Rights" shall mean the rights of a Member to vote on any matter submitted to the Members for approval.

ARTICLE II
Formation, Purposes and Powers

2.1   Formation. The Company was formed as a South Carolina limited liability company on January 8, 2026, by filing Articles of Organization with the South Carolina Secretary of State. The rights and obligations of the Members shall be governed by this Agreement, the Articles of Organization, and the Act, and the administration and termination of the Company, shall be governed by the Articles of Organization, this Agreement, the Act, and other applicable law. The Company shall exist only for the purposes specified in this Agreement and shall not be deemed to create a partnership, joint venture, or any other relationship between the Members.

2.2   Name. The name of the Company shall be Greenville Pro Soccer SPV LLC. All business of the Company shall be conducted in such name or such other name or names that comply with the Act as may be determined by the Manager.

2.3   Compliance with Act. The Company shall remain in compliance with all applicable provisions of the Act necessary to maintain its existence as a South Carolina limited liability company.

2.4   Designated Office. The designated office of the Company shall be such place as designated by the Manager from time to time.

2.5   Registered Agent and Address. The initial registered agent for service of process on the Company shall be as set forth in the Articles of Organization. The Company may change the registered agent's street address or designate a new agent for service of process by filing with the Secretary of State a Statement of Change, in compliance with Section 33-44-109 of the Act.

2.6   At-Will Company. The Company shall be an at-will Company, as that term is defined in the Act. The Company's existence and business shall commence on the date Articles of Organization are filed with the South Carolina Secretary of State unless a later effective date is specified in said Articles of Organization.

2.7   Income Tax Election. The Company shall be taxed as a partnership for U.S. federal and state income tax purposes, and the Manager shall make all elections and file all documents required to obtain and maintain such tax treatment.

2.8   Purposes. The sole purpose and business of the Company shall be to (a) aggregate capital from the Members pursuant to the Offering and invest such capital in the Class A-1 Units of the Operating Company; (b) hold, manage, and dispose of its investment in the Operating Company; and (c) engage in any and all activities necessary, convenient, or incidental to the foregoing.

2.9   Powers. The Company shall have the full power and authority to do all acts and things necessary, advisable, or convenient to carry out its business and accomplish its purposes. Subject to the provisions of this Agreement, such power and authority shall be vested in the Manager.

2.10   Bank Accounts. The Company shall maintain such separate bank accounts as are appropriate for the conduct of the Company's business, which shall be maintained in the name of the Company at such bank or banks as designated by the Manager.

2.11   Title to Property. All Company Property shall be owned by the Company as an entity and no Member shall have any ownership interest in the Company Property in such Member's individual name or right. Except as otherwise provided in this Agreement, the Company shall hold all Company Property in the name of the Company and not in the name of any Member. Each Member's Units shall be personal property for all purposes.

2.12   Expenses. The Company shall pay all costs and expenses arising from or related to its organization and operations, including all fees of legal counsel and accountants, subject to the approval of the Manager. The Company shall also reimburse the Manager for reasonable out-of-pocket expenses incurred in conducting the business of the Company.

ARTICLE III
Membership and Capitalization

3.1   Member Information; Classes of Units.

(a)   Member Information; Schedule A. The name, email address, and number of Units of each Member shall be set forth on **Schedule A** hereto, which schedule shall be amended from time to time by the Manager to reflect the admission of new Members or any change in the number of Units held by the Members. Updates to Schedule A do not require the consent of the Members.

(b)   Units Generally. Each Member's Membership Interest shall be denominated in Units. The Company is authorized to issue a single class of Units. All Units have identical rights, preferences, and obligations. A Member's interest in the Company's profits, losses, and distributions shall be in direct proportion to the number of Units held by such Member relative to the total number of issued and outstanding Units.

3.2   Admission of New Members.

(a)   New Members shall be admitted to the Company upon their purchase of Units in the Offering and acceptance of their subscription by the Manager. Except in the case of transferees of Units who are admitted as Members pursuant to Section 10.2, no other additional Members may be admitted to the Company without the consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager.

3.3   Redemption of Member's Financial Rights Subjected to Charging Order. In the event a Member's Financial Rights are subjected to a charging order under Section 33-44-504 of the Act, the Company may redeem the Member's Financial Rights so charged, with Company Property, at any time prior to foreclosure of said Financial Rights in accordance with Section 33-44-504(c) of the Act. Nothing in this Section 3.5 shall be construed as affecting or limiting the rights of the judgment debtor and the other Members to redeem any Financial Rights subjected to a charging order with their own property in accordance with Section 33-44-504(c) of the Act.

3.4   Ceasing to be a Member. A Member shall cease to be a Member and shall have no power to exercise any rights of a Member if such Member: (a) Transfers all of his Units in accordance with the terms of this Agreement; or (b) is expelled from the Company by judicial determination under Section 33-44-601(6) of the Act.

3.5   Power of Attorney. Any Member may give another Member power of attorney to act for or to execute documents in the name of such Member and any action taken pursuant to such power of attorney shall be valid for all purposes as if done or executed by the Member giving such a power of attorney, provided the Member giving such power of attorney delivers a copy of the power of attorney to the Company. Any such power of attorney may be general or may be limited to certain acts or instruments, may contain conditions and restrictions, and may be changed or revoked at any time by the Member who gave such power giving notice of its change or revocation to the Company.

3.6   Capital Contributions by Members. Each Member shall make a Capital Contribution to the Company in the amount set forth in such Member's Subscription Agreement. If a Member fails to contribute its Capital Commitment as required, such Member shall be subject to the remedies set forth in the Subscription Agreement.

3.7   No Required Additional Capital Contributions. No Member or Manager shall be obligated to make, or have any liability for, any Capital Contributions other than a Member's Capital Commitment to acquire its Units. Further, no Member or Manager shall be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

3.8   No Right to Interest on Capital Contribution; Return of Capital Contribution. No Member shall (a) be paid interest on any Capital Contribution, (b) withdraw or be prepaid all or any part of such Member's Capital Contribution, or (c) have a right to receive, as a Distribution or return of capital, Company Property other than cash.

3.9   No Preemptive or Anti-Dilution Rights. Notwithstanding anything in this Agreement to the contrary, no Member shall have a preemptive right to purchase any Units issued by the Company, and all Members hereby expressly waive any and all preemptive rights associated with Unit issuances.

ARTICLE IV
Members

4.1   Limited Liability of Members. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity), without the prior written consent of such Member, shall be (i) bound by, or be personally liable for, the expenses, debts, losses, liabilities or obligations of the Company or other Members or (ii) required to lend any funds to, or provide any guarantees on behalf of, the Company or to pay assessments or make any contributions for payments to the Company.

4.2   No Right of Control. Except as authorized in writing by the Manager, no Member shall take any part in the management or control of the business of the Company, act for or on behalf of the Company, or have any rights or powers with respect to the Company other than those expressly granted to Members in this Agreement. No Member is an agent of the Company or has the authority to enter into any commitments on behalf of the Company.

4.3   No Agency Authority. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

4.4   No Voluntary Withdrawal. A Member is not entitled to withdraw voluntarily from the Company.

4.5   Deceased, Incompetent, Bankrupt or Dissolved Members. Upon the death, incompetency, Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as an assignee with only the rights and subject to the restrictions, conditions and limitations described in Section 10.2 and the Act and shall become a Member only after complying with the provisions of Section 10.3.

4.6   No Required Meetings. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 4.8 for written consent to action in lieu of actual meetings.

4.7   Meetings of the Members

(a)   Call of Meetings. Meetings of the Members may be called by the Manager or 25% in Interest of the Members by notice to all the other Members.

(b)   Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d)   Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   Place of Meetings; Costs. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the

Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Manner of Meetings. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

(i)   Written Consent to Action in Lieu of Actual Meetings. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

4.8   Tax Returns and Financial Statements.

(a)   The Manager shall use its commercially reasonable efforts to transmit to each Member, within ninety (90) days of the close of each Fiscal Year, such Member's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Member's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

(b)   Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations and a copy of the Company's tax return. To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

4.9   Confidentiality. Each Member shall, at all times, during and after the term of this Agreement, except as otherwise expressly provided in this Agreement, use reasonable efforts to safeguard the secrecy and confidentiality of any information regarding the Company and its business, operations, and affairs (the "Confidential Information"). Each Member agrees as follows:

(a)   Agents. Except as otherwise expressly provided in this Agreement, only those agents and representatives of the Company who need to know the Confidential Information in order to carry out the purposes of the Company shall have access to the Confidential Information, and such access shall be limited only to so much of the Confidential Information as is necessary for the particular agent or representative to perform his required function.

(b)　　Third Parties. Except as may otherwise be required by law, no Member shall disclose, or allow any of such Member's agents, representatives or affiliates to disclose, any of the Confidential Information to any third party (whether or not an affiliate of a Member) without the approval of the Manager, it being understood that such approval shall not be given unless and until the third party shall have agreed to execute an agreement of confidentiality, in form reasonably satisfactory to the Manager, obligating such third party not to reveal the Confidential Information except on the terms provided therein.

(c)　　Nonapplicability. This Section 4.13 shall not apply to any information which (i) is or becomes generally known to the public under circumstances which do not involve a breach of the terms hereof, (ii) is generally disclosed to third parties by the Company without restrictions on such third parties, or (iii) is already known to third parties before receipt from or development by the Company.

(d)　　Remedies. Each Member acknowledges and represents that irreparable damage and harm could be done to the Company if there is a breach of the covenants contained in this Section 4.13, and that in the event of a breach, each Member agrees that the Company shall be entitled to injunctive relief (both temporary and/or permanent), without posting bond, as well as monetary damages and reasonable attorney's fees for the enforcement of this Agreement. Each Member agrees to return all documents and copies of documents upon request by the Company.

4.10　　Representations and Warranties of Members. Each Member, for the benefit of the other Members and the Company, hereby makes the following representations, warranties and covenants, which representations, warranties and covenants shall survive the execution of this Agreement by the parties hereto:

(a)　　Such Member (i) is financially able to bear all the risks of holding the Units acquired by such Member for an indefinite period of time; (ii) has such knowledge and experience in financial and business matters to be able to evaluate the merits and risks of the acquisition of such Units and of making an informed investment decision with respect thereto; (iii) has been provided (or has had access to) all information such Member has requested of the Company and its Manager in connection with the acquisition of such Units; (iv) has been afforded the opportunity to ask questions of, and receive answers from, the Manager concerning the terms and conditions of this Agreement and the purchase of such Units; (v) has been given the opportunity to obtain any additional information necessary to verify the accuracy of the information furnished by, or on behalf of, the Company; (vi) is acquiring such Units based upon such Member's own investigation of such relevant information (including the foregoing) that such Member deems to be necessary or desirable and in connection therewith has received the full cooperation of and assistance from the Company and its agents; (vii) has adequate means for providing for his current needs and personal contingencies and has no need for liquidity in his investment in the Company; and (viii) acknowledges that such Member's investment in the Company is otherwise suitable for such Member in light of his other securities holdings and his financial situation and needs. The exercise by such Member of rights and the performance of obligations under this Agreement is based upon that Member's own investigation, analysis and expertise.

(b)　　Such Member's acquisition of his Units is being made for that Member's own account for investment, and not with a view to the sale or distribution thereof. Such Member acknowledges that his Units have not been registered under the Securities Act of 1933, as amended, or any state or other federal securities laws, and, in addition to the other restrictions contained herein, any Transfer or offer to Transfer thereof may require appropriate registration or the availability of an exemption from such registration under said laws and the regulations issued thereunder and, therefore, is aware that the Member will be required to bear the financial risks of such investment for an indefinite period of time.

(c)   If and to the extent the representations, warranties, and covenants made by a Member under this Section 4.14 conflict with those made by such Member in a written subscription agreement or other agreement executed by such Member in connection with his purchase of Units, the representations, warranties, and covenants made by such Member in such subscription agreement or other agreement shall control.

ARTICLE V
Management

5.1   Management by Manager. The business and affairs of the Company shall be managed by a single manager (the "Manager"). Except as otherwise required by this Agreement or the Act, the Manager shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business.

5.2   Initial Manager. The initial Manager of the Company shall be the Operating Company.

5.3   Powers of the Manager. Without limiting the generality of Section 5.1, the Manager shall have the power and authority on behalf of the Company to:

(a)   Manage the Company's investment in the Operating Company;

(b)   Make Distributions to the Members;

(c)   Borrow money for the Company and grant security interests in the assets of the Company to secure repayment;

(d)   Purchase insurance for the protection of the Company and its assets;

(e)   Open and maintain bank and investment accounts;

(f)   Pay debts and obligations of the Company;

(g)   Bring and defend legal actions on behalf of the Company;

(h)   Engage accountants, legal counsel, and other professional service providers; and

(i)   Perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

5.4   Limitation of Liability. A Manager who performs its duties in good faith and in a manner it reasonably believes to be in the best interests of the Company shall not have any liability solely by reason of being or having been a Manager of the Company. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of such Manager's fraud, deceit, gross negligence, willful misconduct, breach of this Agreement or a knowing and willful violation of the law.

5.5   Resignation. The Manager may resign at any time by giving written notice to the Members. Any resignation shall be effective upon receipt of such written notice or at such later time as specified in the notice.

Removal. The Operating Company shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members may remove the Manager at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.6, "Cause" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful misconduct in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

5.7   Vacancy; Successor Manager. In the event of the resignation of the Manager pursuant to Section 5.5 or the removal of the Manager pursuant to Section 5.6, a successor Manager shall be elected by the affirmative vote of a Majority in Interest of the Members.

5.8   Compensation. The Manager shall not receive any compensation from the Company for its service to the Company as a Manager.

ARTICLE VI
Fiduciary Duties; Right to Rely; Indemnification

6.1   Duties of Members. Except as prohibited by Section 33-44-409(c) of the Act, each Member may engage in, or possess an interest in, other business ventures in addition to the business conducted by the Company. Except as provided by the Act, no Member shall incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture; provided, however, that a Member who, pursuant to this Agreement, exercises some or all of the rights of a Manager in the management and conduct of the Company's business is held to the standards of conduct applicable to the Manager under this Agreement and the Act to the extent that the Member exercises the managerial authority vested in the Manager by this Agreement or the Act.

6.2   Permitted Activities by Members and Managers.

(a)   Generally. In this Section 6.2, the Members unanimously agree that the specific categories and types of activities identified herein are reasonable and anticipated and would not violate the Manager's duty of loyalty to the Company. Except as expressly provided below in this Section 6.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in, or otherwise dealing with any other investments or business activities; or (iii) otherwise limit or restrict the Manager or its Affiliates from investing in, owning, or managing any other business activities.

(b)   Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and related parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the ownership, management, and

business activities of Hat Trick Properties, LLC ("StadiumCo") as described in Section 7.2(b) of the Amended and Restated Operating Agreement of the Operating Agreement, a copy of which has been made available to all investors and Members in Form C for the Offering, and as further described in the disclosures of Form C; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, operation, financing, acquisition or disposition of other professional sports franchises, including professional soccer franchises; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Member shall have any rights in or to activities permitted by this Section or to any fees, income, profits or goodwill derived therefrom.

(c)   The Manager's duty of loyalty to the Company and its Members is limited to the following:

(i)   To account to the Company and to hold as trustee for the Company any property, profit or benefit derived by the Manager in the conduct or winding up of the Company's business or derived from a use by the Manager of the Company's property, including the appropriation of a Company opportunity; and

(ii)   To refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company without first disclosing such adverse interest to the Members.

In addition to those set forth in Section 6.2(a) and (b), a Majority in Interest of the Members may identify other specific types or categories of activities that do not violate the duty of loyalty, if not manifestly unreasonable. A Majority in Interest of the Members may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the duty of loyalty.

(d)   Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C for the Offering and this Section 6.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Members, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 6.2, whether or not such activities have or could have an effect on the Company's affairs or business.

6.3   Duty of Care. The Manager's duty of care to the Company and its Members in the conduct of and winding up of the Company's business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing and willful violation of law.

6.4   Fiduciary Duties. The Manager shall discharge its duties and exercise any of its rights consistently with the obligation of good faith and fair dealing which it owes to the Company and its Members. The Manager does not violate a duty or obligation to the Company merely because the Manager's conduct furthers its own interest. Any Manager or Member may lend money to and transact other business with the Company. As to each loan or transaction, the rights and obligations of such Manager or Member are the same as those of a Person who is not a Manager or Member, subject to other applicable law.

6.5   Right to Rely. The Manager shall not be held liable to the Company, or to its Members, for relying in good faith upon the records required to be maintained by this Agreement and upon such

information, opinions, reports or statements by any of the attorneys, accountants, agents, advisors or any other Person who has been selected with reasonable care by or on behalf of the Company, as to matters the Manager reasonably believes are within such other Person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Profits or Losses of the Company or any other facts relevant to the existence or amount of assets from which Distributions to Members might properly be made.

6.6   Indemnification of Members. To the fullest extent allowed by law, the Members shall be indemnified and held harmless by the Company for any liability resulting from any act performed or omission made by them in good faith on behalf of the Company, except for acts or omissions of gross negligence, intentional misconduct, or in knowing violation of the law.

6.7   Indemnification of Manager.

(a)   Generally. The Manager (the "Indemnitee") shall not have any liability, responsibility, or accountability in or for damages or otherwise to any Member, the Company, its receiver or trustee (if any), and the Company, its receiver, or trustee agrees to indemnify, pay, protect and hold harmless the Indemnitee (on the demand of and to the satisfaction of such Indemnitee) from and against, any liabilities, obligations, losses, damages, penalties, actions, claims, judgments, settlements, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever, including all reasonable attorneys' fees, costs and expenses of defense, appeal, and settlement of any suits, actions or proceedings instituted against such Indemnitee or the Company and all costs of investigation in connection therewith (hereinafter in this Section 6.7 collectively referred to as "Liabilities") that may be imposed on, incurred by, or asserted against the Indemnitee or the Company in any way relating to or arising out of, or alleged to relate to or arise out of, any action or inaction on the part of the Company or the Indemnitee acting on behalf of the Company. Notwithstanding the foregoing, the Indemnitee shall be liable, responsible, and accountable, and the Company shall not be liable to such Indemnitee, for any portion of such Liabilities that resulted from such Indemnitee's own fraud, bad faith, willful misconduct (meaning such acts or omissions that the Indemnitee knew at the time thereof that such acts or omissions were clearly in conflict with the interests of the Company), gross negligence, transactions from which such Indemnitee derived an improper personal benefit, or other acts or failures to act for which the Act or other applicable law does not permit such Indemnitee to be exculpated or indemnified. If any claim shall be asserted against the Company or the Indemnitee relating to or arising, or alleged to relate to or arise, out of any action or inaction by the Manager, the Manager shall have the right to employ, at the expense of the Company, separate counsel of its choice in such action, suit, or proceeding; provided, however, that the payment of such expenses incurred by the Manager in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of (i) a written affirmation by the Manager of its good faith belief that the standard of conduct necessary for indemnification under this Section 6.7 has been met and (ii) a written undertaking, by or on behalf of the Manager, to repay all amounts so advanced if it shall ultimately be determined that the Manager is not entitled to be indemnified under this Section 6.7 or otherwise. The satisfaction of the obligations of the Company under this Section 6.7 shall be from and limited to the assets of the Company and no Member shall have any personal liability on account thereof.

(b)   Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Section 6.7 shall not be exclusive of any other right which the Manager indemnified pursuant to this Section 6.7 may have or hereafter acquire under law or equity, provision of this Agreement, or resolution of a Majority in Interest of the Members, that is not in conflict with any other action taken in accordance with the terms of this Agreement or otherwise.

6.8   Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Member or Manager that may be indemnified under Section 6.6 or under Section 6.7.

6.9   Remedies. The Manager acknowledges and represents that irreparable damage and harm could be done to the Company if there is a breach of the covenants contained herein, and that in the event of a breach, the Manager agrees that the Company shall be entitled to injunctive relief (both temporary and/or permanent), without posting bond, as well as monetary damages and reasonable attorney's fees for the enforcement of this Agreement. The Manager agrees to return all documents and copies of documents upon request by the Company.

ARTICLE VII
Capital Accounts and Accounting

7.1   Capital Accounts. The Company shall establish for each Member a Capital Account, which shall be maintained in accordance with Section 704 of the Code and the capital account rules set forth in Treasury Regulations Section 1.704-l(b).

(a)   Each Member's Capital Account shall be credited with the following:

(i)   Such Member's Capital Contributions;

(ii)   Such Member's distributive share of Profits;

(iii)   The amount of any Company Liabilities that are assumed by such Member or that are secured by any property Distributed to such Member; and

(iv)   With respect to a transferee Member, a pro rata portion of the Capital Account of the transferor Member.

(b)   Each Member's Capital Account shall be debited by the following:

(i)   The amount of cash and the net fair market value of any property Distributed to such Member (as of the date of the Distribution);

(ii)   Such Member's distributive share of Losses;

(iii)   The amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company; and

(iv)   With respect to a transferor Member, a pro rata portion of the Capital Account of the transferee Member.

7.2   Accounting Decisions. All decisions as to accounting matters, except as specifically provided to the contrary herein, shall be made by the Manager.

7.3   Taxable Year and Tax Accounting Methods. Unless otherwise required by the Code, Treasury Regulations or the Internal Revenue Service, the Company's taxable and Fiscal Year shall be the calendar year. Subject to Section 7.6 hereof, all elections required or permitted to be made by the Company under the Code shall be made by the Manager.

7.4   Tax Returns. Not later than the time required by law, the Manager shall cause to be prepared and filed for each Fiscal Year all federal, state, and local income tax returns required of the Company.

7.5   Tax Elections. In the event of a Distribution of Company Property to a Member or a Transfer, whether during life or at death, by a Member of all or any portion of his Units, the Manager shall determine whether to elect pursuant to Section 754 of the Code, and in accordance with applicable law and regulations, to adjust the basis of the assets of the Company pursuant to Sections 734 and 743 of the Code.

7.6   Compliance with Section 704(b) of the Code. The provisions of this Agreement as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and, if necessary, modified to cause the allocations of Profits, Losses, income, gain, deductions, credit and other items pursuant to ARTICLE VIII to have substantial economic effect within the meaning of the Treasury Regulations promulgated under § 704(b) of the Code. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation.

7.7   Partnership Representative. The Manager shall be the Company's Partnership Representative (the "Partnership Representative") within the meaning of Code Section 6223 (as amended by the Bipartisan Budget Act of 2015 (the "Bipartisan Budget Act")). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all powers and responsibilities provided in Code Section 6221, et seq., as amended by the Bipartisan Budget Act (the "New Audit Rules"). Any deficiency for taxes imposed on any Member (including interest and penalties imposed with respect to taxes and any taxes imposed pursuant to Code Section 6226) will be paid by the Member and, if required to be paid (and actually paid) by the Company, will be recoverable from the Member. The Partnership Representative shall keep all Members reasonably informed of all notices from government taxing authorities which may come to the attention of the Partnership Representative. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company shall pay and be responsible for all reasonable third party costs and expenses incurred by the Partnership Representative in performing its duties. A Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax-related administrative or judicial proceeding against any Member, even though it relates to the Company.

ARTICLE VIII
Non-Liquidating Distributions and Allocations

8.1   Cash Distributions.

(a)   Non-Liquidating Distributions. Except for distributions in connection with the liquidation of the Company, which shall be governed by ARTICLE IX, the Manager shall distribute any Available Cash to the Members pro rata in accordance with their respective number of Units. Such distributions shall be made at such times and in such amounts as the Manager, in its sole discretion, may determine, subject to the retention of reasonable reserves for Company expenses, taxes, and other obligations.

(b)   Discretionary Tax Distributions. To the extent that cash is available, the Manager may, in its sole discretion, cause the Company to make distributions to the Members in amounts sufficient to permit the Members to pay their federal and state income tax liabilities attributable to their respective distributive shares of the Company's taxable income. Any distributions made pursuant to this Section 8.1(b) shall be treated as an advance against distributions to be made under Section 8.1(a) and shall reduce the amounts otherwise distributable to such Member.

8.2   Non-Cash Distributions. The Manager may from time to time make Distributions of Company Property other than cash in proportions, and on such other terms, as permitted by applicable law, to which the distributee Member consents. If a non-cash Distribution is made to a Member, and the non-

cash Distribution has no readily ascertainable fair market value, the Manager shall determine the value thereof and support such value with a written appraisal performed by an independent appraiser. The value of the non-cash Distribution shall be debited to the distributee Member's Capital Account in the manner provided herein. For the avoidance of doubt, any non-cash Distributions shall be made in the order of priority required by Section 8.1(a).

8.3   Restrictions on Distributions. Notwithstanding anything herein to the contrary, no Distribution to any Member may be made if after giving effect to the Distribution either (a) the Company would not be able to pay its debts as they become due in the ordinary course of business, or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the Company were to be dissolved, wound up and terminated at the time of the Distribution, to satisfy the preferential rights upon dissolution, winding up and termination of Members whose preferential rights are superior to those receiving the Distribution. The provisions of Section 33-44-406 of the Act shall apply in construing this Section 8.3.

8.4   Calculation of Profits and Losses. The "Profits" and "Losses" of the Company for each Fiscal Year or other period shall be the net taxable income or net loss of the Company for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(l) shall be included in taxable income or loss), with the following adjustments:

(a)   Any Company income which is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be added to such taxable income or loss.

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) (expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account) or treated as such expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) (organizational expenditures which the Company elects not to amortize under Code Section 709(b)) and not otherwise taken into account in computing Profits and Losses pursuant to this subsection shall be subtracted from such taxable income or loss.

(c)   Gain or loss with respect to the disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed based upon the "adjusted book value" (as determined in the Treasury Regulations promulgated under Code Section 704) of such property without regard to the adjusted basis.

(d)   Depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss shall, for purposes of this subsection, be based upon the "adjusted book value" (as determined in the Treasury Regulations promulgated under Section 704) of Company Property.

8.5   Allocation of Profits and Losses. Except as otherwise provided in this Agreement, Profits and Losses for any Fiscal Year shall be allocated among the Members pro rata in accordance with their respective number of Units.

8.6   Tax Item Allocation. Unless otherwise specially allocated herein, whenever a proportionate part of Profits or Losses is charged or credited to the Capital Account of a Member, every item of income, gain, loss, deduction, credit, allowance or tax preference entering into the computation of such Profits or Losses or applicable to the period during which such Profits or Losses were realized shall be considered credited or charged, as the case may be, to such Capital Account in the same proportion. In the event of a

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Transfer of Financial Rights in the Company at any time other than at the end of the Company's tax year, the distributive share of Profits and Losses and any items of Company income, gain, loss, deduction, credit or tax preference attributable to the Transferred Financial Rights shall be apportioned for income tax purposes between the transferor and transferee in accordance with the number of days in the taxable year of the Company that each was the owner of such Financial Rights.

8.7   Code Section 704(c). In accordance with the provisions of Code Section 704(c), income, gain, loss and deductions with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated to the Members so as to take account of any variation between the adjusted basis of such property and the fair market value at the time of contribution. In the event the Company uses the "Traditional Method with Curative Allocations" under Treasury Regulations Section 1.704-3(c) to correct for distortions caused by the "ceiling rule" (as defined therein) in making allocations pursuant to Section 704(c) of the Code, the Company may make curative allocations in any given year to offset the effects of the "ceiling rule" for prior taxable years. Any such allocations shall be made over a reasonable period of time, such as over the property's economic life, in compliance with Treasury Regulations Section 1.704-3(e)(3)(ii). If cost recovery deductions with respect to an item of contributed property have been limited by the "ceiling rule", the general limitation on the character of any curative allocation, contained in Treasury Regulations Section 1.704-3(c)(3)(iii)(A), shall not apply to income from disposition of the contributed property.

8.8   Nonrecourse Deductions. Notwithstanding anything herein to the contrary, beginning in the first taxable year of the Company in which there are nonrecourse deductions, all nonrecourse deductions and distributions of proceeds attributable to nonrecourse borrowing (as defined in Treasury Regulations Section 1.704-2) shall be allocated in accordance with the Members' respective Financial Rights or in any other manner that is reasonably consistent with allocations that have substantial economic effect of some other significant Company item attributable to the property securing the nonrecourse liabilities. Items attributable to a particular Member's Nonrecourse Liability (as defined in Treasury Regulations Section 1.704-2(6)(4)) shall be allocated to the Member that bears the economic risk of loss for the liability.

8.9   Minimum Gain Chargeback Requirements.

(a)   Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain (as determined under Treasury Regulations Section 1.704-2(d)) for the Company's taxable year, each Member must be allocated items of income and gain for that taxable year equal to that Member's share of the net decrease in Company Minimum Gain. A Member's share of the net decrease in Company Minimum Gain is the amount of the total net decrease multiplied by the Member's percentage share of Company Minimum Gain at the end of the immediately preceding taxable year (as determined in Treasury Regulations Section 1.704-2(g)). A Member is not subject to this minimum gain chargeback requirement to the extent the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing, or other change in the debt instrument causing it to become partially or wholly a recourse liability or a Member Nonrecourse Liability, and the Member bears the economic risk of loss (within the meaning of Treasury Regulations Section 1.752-2) for the newly guaranteed, refinanced, or otherwise changed liability.

(b)   If during a taxable year there is a net decrease in Member Nonrecourse Debt Minimum Gain (as determined under Treasury Regulations Section 1.704-2(i)(2)), any Member with a share of that Member Nonrecourse Debt Minimum Gain (as determined under Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of that taxable year must be allocated items of income and gain for that taxable year (and, if necessary, for succeeding taxable years) equal to that Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain. A Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain is determined in a manner consistent with the provisions of Treasury

Regulations Section 1.704-2(g)(2). A Member is not subject to this minimum gain chargeback requirement, however, to the extent the net decrease in Member Nonrecourse Debt Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing, or other change in the debt instrument that causes it to become partially or wholly a nonrecourse liability. The amount that would otherwise be subject to the Member Nonrecourse Minimum Gain chargeback is added to the Member's share of Company Minimum Gain under Treasury Regulations Section 1.704-2(g)(3).

8.10   <u>Qualified Income Offset</u>. Unless otherwise agreed, a Member is not required to fund any deficit in the Member's Capital Account at any time. However, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and the unexpected adjustment, allocation, or distribution results in a deficit balance in the Capital Account for the Member (or a deficit balance in excess of any limited dollar amount the Member is obligated to restore), the Member will be allocated items of income and gain consisting of a pro rata portion of each item of Company income and gain for such year in an amount and manner sufficient to eliminate the deficit balance or the increase in the deficit balance as quickly as possible. This <u>Section 8.10</u> will be interpreted, applied, and if necessary modified to constitute a "qualified income offset" as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

8.11   <u>Varying Interests</u>. In the event of any changes in the Members' respective Financial Rights during a Fiscal Year, then for purposes of this <u>Section 8.11</u>, the Manager shall take into account the requirements of Code Section 706(d) and other relevant provisions of the Code and the regulations promulgated thereunder and shall have the right to select any reasonable method of determining the varying Financial Rights of the Members during the Fiscal Year which satisfies Code Section 706(d) or such other relevant provisions of the Code and the regulations promulgated thereunder.

8.12   <u>Manager's Discretionary Powers; Allocation Savings Provision</u>. The allocation method set forth in this <u>ARTICLE IX</u> is intended to allocate Profits and Losses (and the items thereof) to the Members in accordance with their respective Financial Rights in the Company while complying with the requirements of Subchapter K of Chapter I of Subtitle A of the Code (particularly Section 704 thereof) and the regulations promulgated thereunder. If, in the reasonable opinion of the Manager, the allocation of Profits or Losses (or items thereof) in such manner shall not (a) satisfy the requirements of Code Section 704 or the regulations thereunder; (b) comply with any other provisions of the Code and the regulations thereunder; (c) properly take into account any (i) expenditures made by the Company, (ii) Transfers of all or any portion of a Member's Units or (iii) admission of new Members; (d) properly reflect the economic arrangement of the Members; (e) preserve the equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g); or (f) provide for a given situation or set of circumstances; then, notwithstanding anything to the contrary contained in this <u>ARTICLE VIII</u>, Profits and Losses (or items thereof) shall be allocated in such manner as the Manager in its good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this <u>Section 8.12</u>, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits or Losses (or items thereof); provided, however, that any change in the method of allocating Profits or Losses (or items thereof) shall be made in good faith and shall not materially alter the economic arrangement of the Members.


ARTICLE IX
<u>Dissolution, Winding Up, and Termination</u>


9.1   <u>Dissolution</u>. The Company shall dissolve, its affairs shall be wound up, and the Company shall terminate upon the first to occur of the following:

(a)   The written consent of a Majority in Interest of the Members;

(b)   Any event occurs that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event for purposes of this Section 9.1(b);

(c)   On application by a Member or a dissociated Member, upon entry of a judicial decree that:

(i)   The economic purpose of the Company is likely to be unreasonably frustrated;

(ii)   Another Member has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the Company's business with that Member;

(iii)   It is not otherwise reasonably practical to carry on the Company's business in conformity with the Articles of Organization and this Agreement;

(iv)   The Company failed to purchase the petitioner's Financial Rights as required by Section 33-44-70 I of the Act; or

(v)   The Members in control of the Company have acted, are acting, or will act in a manner that is illegal, oppressive, fraudulent or unfairly prejudicial the petitioner.

(d)   The filing by the Secretary of State of a certificate administratively dissolving the Company pursuant to Section 33-44-810 of the Act, provided that the Company does not apply for reinstatement pursuant to Section 33-44-811 of the Act within the time period specified therein.

9.2   Waiver of Right to Wind Up. Notwithstanding anything herein to the contrary, at any time after the dissolution of the Company and before the winding up of its business is completed, the Members, including a dissociated Member whose dissociation caused the dissolution, may unanimously waive the right to have the Company's business wound up and the Company terminated. In that case, (a) the Company shall resume carrying on its business as if dissolution had never occurred and any liability incurred by the Company or a Member after the dissolution and before the waiver is determined as if the dissolution had never occurred, and (b) the rights of a third party accruing under Section 33-44-804(a) of the Act or arising out of conduct in reliance on the dissolution before the third party knew or received a notification of the waiver shall not be adversely affected.

9.3   Winding Up: Powers and Duties of Liquidator. Following the dissolution of the Company, if the Members do not continue the Company's business under Section 9.1 or Section 9.2, either the Manager or an independent third party appointed by the Manager, shall serve as liquidator. The liquidator shall have full authority in winding up the Company's affairs, and may preserve the Company's business or property as a going concern for a reasonable time, prosecute and defend actions and proceedings, whether civil, criminal, or administrative, settle and close the Company's business, dispose of and transfer the Company's property, discharge the Company's liabilities, distribute the assets of the Company pursuant to Section 9.6, settle disputes by mediation or arbitration, and perform other necessary acts. In winding up the Company's affairs, the liquidator shall:

(a)   As promptly as possible after dissolution and again after final liquidation, cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable, and provide a copy thereof to all Members;

(b)   Deliver notice of the Company's dissolution to all of the Company's known claimants and creditors in the form and manner described in Section 33-44-807 of the Act;

(c)   Publish notice of the Company's dissolution as provided in Section 33-44-808 of the Act;

(d)   Make final liquidating Distributions as provided in Section 10.6, and distribute any Company Property discovered after any such final liquidating Distributions in accordance with Section 9.6; and

(e)   After dissolution and the completion of winding up, file Articles of Termination with the South Carolina Secretary of State to terminate the legal existence of the Company in accordance with Section 33-44-805 of the Act.

9.4   Sale of Company Property. Unless otherwise agreed by a Majority in Interest of the Members, the liquidator shall first attempt to sell all or any part of the Company's business as a going concern. If any such sale or partial sale is not consummated within six (6) months after the date of the dissolution, or such other period of time agreed to by a Majority in Interest of the Members, the liquidator shall publish notice that all unsold Company assets are for sale and solicit bids for such assets. Any Company assets which remain unsold six (6) months after the date of the first publication of such notice shall be marshaled and auctioned by the liquidator. All assets unsold after the auction shall be distributed in kind in accordance with Section 10.5.

9.5   Distribution In Kind. The Company may distribute assets in kind to satisfy any or all of its obligations. If the Company will distribute assets in kind, the Members shall have thirty (30) days to agree upon the fair market value of such assets. If the Members cannot agree on the fair market value of any asset, the liquidator shall hire two (2) independent appraisers to appraise the asset(s) in question. The fair market value of each asset or group of assets appraised shall be the average of the two appraisals. Any property distributed in kind shall be treated in accordance with Sections 721, 736, 737 and 751 of the Code. The liquidator shall adjust the Members' Capital Accounts to reflect any gain or loss which would have been allocated had such property been sold for its fair market value.

9.6   Final Liquidating Distributions.

(a)   Upon the occurrence of a Liquidation Event, any assets or surplus funds of the Company available for distribution to its Members (the "Distribution Amount") shall be Distributed as follows:

(b)   First, payment or adequate provision for payment shall be made to creditors, including the liquidator if the liquidator is not a Member for reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company, and to the extent permitted by law, Members who are creditors in satisfaction of liabilities of the Company;

(c)   Second, if the liquidator is a Member, to the liquidator for reimbursement for out-of-pocket expenses incurred and reasonable compensation for services rendered in connection with winding up the Company; and

(d)   Third, to the Members pro rata in proportion to the number of Units held by each Member.

9.7   Deficit Capital Account Balances. Notwithstanding anything herein to the contrary, and notwithstanding any custom or rule of law to the contrary, any deficit in a Member's Capital Account upon dissolution of the Company shall not be an asset of the Company and such Member shall not be obligated

to contribute any amount to the Company in excess of any limited dollar amount the Member has otherwise agreed to restore.

9.8   <u>Final and Complete Distribution</u>. The Distributions provided for in this <u>ARTICLE X</u> shall constitute a complete return of the Members' Contributions to Capital, and a final and complete Distribution to the Members in satisfaction of all of their rights in the Company.

ARTICLE X
<u>Restrictions on Transfer of Units</u>

10.1   <u>Restrictions on Transfer of Units</u>.

(a)   No Member may voluntarily or involuntarily Transfer all or any portion of its Units to any person except with the prior written consent of the Manager (which may be given or withheld in the sole discretion of the Manager).

(b)   Any purported Transfer (an "<u>Unauthorized Transfer</u>") of all or any portion of a Member's Units without the Manager's consent shall be null and void and of no force or effect whatsoever; provided, however, that if the Company is required by a court of competent jurisdiction to recognize such Unauthorized Transfer, the rights of the transferee of the Units transferred shall be strictly limited to that of a transferee who is not admitted as a Member (as described in <u>Section 10.2</u>) with respect to the transferred Units. Any allocations and Distributions with respect to such transferred Units may be applied (without limiting any other legal or equitable rights or remedies of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company. In the case of an Unauthorized Transfer or attempted Unauthorized Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all costs, liabilities, and damages that any of such indemnifies Persons may incur (including, without limitation, incremental tax liability and the fees and expenses of attorneys and other professionals) as a result of such Unauthorized Transfer or attempted Unauthorized Transfer and efforts to enforce the indemnity granted hereby.

10.2   <u>Rights of Assignees.</u>

(a)   Any Person (who is not already a Member) who takes or acquires, by whatever means, the Units of any Member in the Company but is not admitted as a Member pursuant to <u>Section 10.3</u> shall become an assignee with respect to such Units.

(b)   An assignee with respect to Units is entitled only to receive distributions and allocations with respect to such Units as set forth in this Agreement, and shall have no other rights, benefits, or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; *provided*, *however*, the Units of an assignee shall be subject to all of the restrictions, obligations, and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Units contained in this <u>ARTICLE X</u> and subject to any claims or offsets the Company has against the assignor of such Units, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Units or arise afterwards.

10.3   Admission of Assignees as Members. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Units of any Member in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement in form satisfactory to the Manager;

(b)   Notifies the Company of its current address and provides such other information as the Manager may deem appropriate, and executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions (if any) but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company. The Manager shall amend **Schedule A** from time to time to reflect the admission of Members or the assignment of Units pursuant to this ARTICLE X.

10.4   Distributions and Allocations With Respect to Transferred Units. If any Units are sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this ARTICLE X, then (i) Profits, Losses and all other items attributable to the Units for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected by the Manager; (ii) all distributions on or before the date of such sale, assignment, or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account and any Capital Contribution obligation amounts of the transferor to the extent related to the transferred Units. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Units were transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Units. Neither the Company nor the Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Units.

10.5   Special Rules.

(a)   Fiduciary Capacity. A Member may own Units in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Member will have no interest or obligation individually with respect to the Units identified as held in a fiduciary capacity but will be considered as acting solely in that fiduciary capacity. If a Member acting in a fiduciary capacity ceases to act as such, the Member's duly appointed successor will be a Member in the same fiduciary capacity.

(b)   Multiple Ownership. In the event of any Transfer which shall result in multiple Persons owning the transferor Member's Units, the Manager may require one or more trustees or nominees to be designated as representing a portion of or all of the Units Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Member has pursuant to the provisions of this Agreement.

10.6   Call Right.

(a)   The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Member's Units in the Company (a "Call Right"). A Call Right is exercisable by the Manager timely delivering written notice to the Member and the Company. If the Manager causes the Company to exercise its Call Right in this Section 10.6, then the Company shall purchase such Member's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Member would receive if the Company sold its assets, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation on the Company to buy and the Member to sell the Units and on both the Company and the Member take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Member shall have all rights and remedies against the Company available for breach of contract. In addition, if a Member becomes obligated hereunder to sell all or any Units to the Company and such Member fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Member, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Member, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Member's rights in and to such Units shall terminate.

10.7   Subject to League Documents. The Company exists to hold securities in the Operating Company, which is subject to the rules, regulations, and governing documents of the League (the "League Documents"). Accordingly, any Transfer of Units may be subject to review and approval by the League pursuant to the League Documents. Any Transfer that requires the consent of the League pursuant to the League Documents is prohibited and shall be null and void unless such required consent is obtained. Information regarding the Company's Members, this Agreement, and the Offering may be disclosed to the League upon request of the League.

ARTICLE XI
Special Crowdfunding Rules

11.1   Expenses.

(a)   The Operating Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including, without limitation, all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses,

expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "Company Expenses"). All Company Expenses shall be reimbursed by the Operating Company.

(b)	The Operating Company shall reimburse the Manager as may be appropriate to give effect to the provisions of this Section 11.1 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

11.2	Indebtedness. The Company shall not incur indebtedness or guaranty indebtedness of the Operating Company.

11.3	Indirect Information Rights in the Operating Company; Voting. Each Member hereby agrees that it shall have no access to or right to request or receive any information from the Operating Company as a result of its interest in the Company; *provided*, *however*, the Operating Company shall provide all disclosures and other information required under Regulation CF to the Company, and the Company shall promptly provide such disclosures and other information to the investors in the Company. Although the Class A-1 Units in the Operating Company are non-voting Units, if there is any matter or proposed vote related to the Class A-1 Units in the Operating Company owned by the Company, the Manager shall solicit instructions from the Members regarding the action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such securities) as directed by a Majority in Interest of the Members.

11.4	Investment Restrictions. The Company shall not invest in equity securities other than Class A-1 Units of the Operating Company.

11.5	Override of Inconsistent Provisions. To the extent any provision in this ARTICLE XI conflicts with any other provision in this Agreement, the provisions of this ARTICLE XI shall override the inconsistent provisions.

ARTICLE XII
Non-Certificated Units

The Units of the Company shall not be represented by certificates. Ownership of Units shall be recorded in the books and records of the Company, and the Company shall maintain a complete and accurate list of all Members and the number of Units owned by each such Member. The Company may issue statements of ownership to Members upon request, but such statements shall not be deemed to be negotiable instruments or certificates of ownership.

ARTICLE XIII
Miscellaneous Provisions

13.1	Notices. Any notice, payment, demand, or communication (collectively referred to as a "notice") required or permitted to be given by any provision of this Agreement or applicable law shall be

in writing and may be effected either by (i) personal delivery by hand (with written confirmation of receipt), (ii) delivery by a reputable express courier service (receipt requested), (iii) certified mail, postage prepaid with return receipt requested, or (iv) e-mail. Notices delivered personally shall be deemed communicated as of actual receipt. Notices delivered by certified mail or express courier service shall be deemed communicated as of the date of mailing or delivery to the courier. Notices delivered by e-mail shall be deemed communicated on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, provided that the sender does not receive an error message upon sending or a delivery failure notice after sending. Notices shall be addressed to the parties at the address or e-mail address set forth on **Schedule A** hereto (if applicable) or in the Subscription Agreement signed by such Member, but each party may subsequently change his, her, or its address or e-mail address by delivering written notice to the Company and all Members in accordance with this Section (and thereafter any notices to such party shall be to the most recently designated address or e-mail address). Any notice to be delivered to the Company or to the Manager shall be accomplished by delivering written notice to the Manager.

13.2   Amendments. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a Majority in Interest of the Members. No amendment or modification to, or deletion of this Section shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, or (b) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member. The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in **Schedule A** (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

13.3   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

13.4   Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the South Carolina Uniform Limited Liability Company Act of 1996, as amended, any corresponding provisions of future laws and other applicable laws of the State of South Carolina. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.5 or emergency judicial relief.

13.5   Arbitration. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY

SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

13.6   Waiver. No waiver of any breach of any covenant, agreement or undertaking contained herein shall operate as a waiver of any subsequent breach of the same covenant, agreement or undertaking or as a waiver of any breach of any other covenant, agreement or undertaking. In the case of a breach by any party of any covenant, agreement or unde1iaking, the nonbreaching party may nevertheless accept from the other, any payment or performance without waiving its right to exercise any right or remedy provided herein or otherwise, with respect to any such breach which was in existence at the time such payment or performance was accepted by it. No failure of any party to exercise any power given herein or to insist upon strict compliance with any covenant, agreement or unde1taking contained herein, or to object to any custom or practice which varies from the terms hereof, shall constitute a waiver of such party's right to demand exact compliance with the terms of this Agreement. The waiver by any party of a breach of any covenant, agreement or unde1iaking contained herein shall be made only by a written waiver in each case, and no such waiver shall operate or be construed as a waiver of any prior or subsequent breach.

13.7   Severability. If any provision of this Agreement shall, to any extent, be held invalid, illegal or unenforceable, in whole or in part, the validity, legality, and enforceability of the remaining part of such provision, and the validity, legality and enforceability of the other provisions hereof, shall not be affected thereby and each term, covenant or condition shall be valid and enforced to the fullest extent permitted by law. If any such invalidity shall be caused by the length of any period of time, the size of any area or the scope of activities set forth in any provision hereof, such period of time, such area or scope or all, shall be considered to be reduced to a period, area, or scope which would cure such invalidity. Any provision of this Agreement which is held invalid, illegal or unenforceable in any jurisdiction shall not be deemed invalid, illegal or unenforceable in any other jurisdiction.

13.8   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart. A signed copy of this Agreement or any joinder or addendum hereto delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of a signed original and may be used in lieu of the signed original for all purposes.

13.9   Captions. The headings, titles and captions of the Articles and Sections of this Agreement are inserted only to facilitate reference. They shall not define, limit, extend or describe the scope or intent of this Agreement or any provision hereof, and they shall not constitute a part hereof or affect the meaning or interpretation of this Agreement or any part hereof.

13.10   Entire Agreement; Side Letters. This Agreement and the Schedules attached hereto embody the entire understanding and agreement among the parties pertaining to the subject matter hereof, and all prior agreements and understandings of the parties, whether written or oral, are terminated and superseded by this Agreement and shall be deemed merged herein. The Manager may authorize the Company to enter into one or more "side letters" or similar agreements with any Member or proposed Member (collectively, "Side Letters" and each, a "Side Letter") pursuant to which the Company grants to such Person specific rights, benefits, or privileges that are not made available to Members generally, and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side

Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Company shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member.

13.11   Waiver of Action for Partition. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

13.12   Remedies Cumulative. Except as otherwise expressly provided herein, all rights, powers and privileges conferred hereunder upon any party shall be cumulative and not restrictive of those given by law. No remedy herein conferred is exclusive of any other available remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given by agreement or now or hereafter existing at law or in equity or by statute.

13.13   Binding Effect. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by and against all the parties and their respective heirs, legal representatives, personal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer upon any person other than the parties, and their respective heirs, legal representatives, personal representatives, successors and permitted assigns, any rights, remedies, obligations or liabilities.

13.14   Use of Terms. Use of the terms "herein", "hereby", "hereunder", "hereof", "hereinbefore", "hereinafter", and other equivalent words refer to this Agreement in its entirety and not solely to the particular portion of the Agreement in which such word is used. Reference to "this Article", "this Section", or a similar reference to a specific part of this Agreement shall refer to the particular Article, Section or specific part in which such reference appears. Whenever used herein, any pronoun shall be deemed to include both the singular and plural and all genders.

13.15   Further Assurances. Each of the parties will execute, deliver, acknowledge or supply such further documents, instruments and assurances as shall be reasonably necessary or appropriate to carry out the full intent and purposes of this Agreement.

13.16   Power of Attorney. Each Member hereby irrevocably makes, constitutes and appoints the Manager (and any successor Manager), its true and lawful attorney, in such Member's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the return, in whole or in part, of the Capital Contributions of any Member or the addition, substitution, or increased Capital Contributions of any Member, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement. No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Member that is a natural person or the merger, dissolution or other termination of the existence of a Member that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Member of the whole or any portion of its Membership Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Member under the laws of the jurisdiction in which such Member is incorporated, established or resident, upon the request of the Manager, such Member shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Member hereby releases the Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by the Manager pursuant to which the Manager purports to act as the attorney-in-fact for one or more Members, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section.

13.17   Securities Matters. Each Member understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer any of its Units in the Company unless such Units have been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

13.18   Schedules. The Schedules attached to this Agreement are hereby made a part hereof and incorporated herein by reference. All such Schedules read as of the date of this Agreement or, as to any of the Schedules bearing a pa1iicular date, as of any other date specified therein.

13.19   Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

13.20   Members Advised to Obtain Independent Counsel. The parties hereto acknowledge that this Agreement has been prepared by Fox Rothschild LLP (the "Law Firm") on behalf of the Company. The Law Firm does not represent any Member in such Member's capacity as a Member. Each Member acknowledges that the Law Firm has advised it to obtain the services of its own independent legal counsel to review this Agreement and all other documents in connection with an investment in the Company. By signing this Agreement, each Member acknowledges that it has had the opportunity to seek the advice of independent counsel.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

COMPANY:

Greenville Pro Soccer SPV LLC

By: Greenville Pro Soccer LLC
Its: Manager

        By: _____
        Name: Wallace Cheves
        Title: Chairman

MANAGER:

Greenville Pro Soccer LLC

By: _____
Name: Wallace Cheves
Title: Chairman

SCHEDULE A

(to Operating Agreement of Greenville Pro Soccer SPV LLC)

Member Information as of April 20, 2026

Name and Address of Member	Units
Totals:	

Manager:

Greenville Pro Soccer LLC
Attention: Board of Managers of Greenville Pro Soccer, LLC
22 South Main Street
Greenville, South Carolina 29601
Email: board@greenvilletriumph.com

EXHIBIT D

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Greenville Pro Soccer LLC
22 South Main Street
Greenville, SC 29601

Re: Purchase of SPV Units in Greenville Pro Soccer SPV LLC

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that Greenville Pro Soccer SPV, LLC, a South Carolina limited liability company (the "***SPV Company***") headquartered in Greenville, South Carolina, is offering Units of its membership interests (the "SPV Units" and each an "SPV Unit"). By acquiring an SPV Unit in the SPV Company, the Subscriber indirectly acquires a Class A-1 Unit in Greenville Pro Soccer, LLC, a South Carolina limited liability company (the "Company"). The SPV Company was formed as a crowdfunding special purpose vehicle by the Company, to facilitate its Regulation CF Offering. All of the proceeds received by the SPV Company in this offering will be invested in the Company, which owns and operates a USL League One (Division 3) men's professional soccer team known as "Greenville Triumph" and the "Greenville Liberty" women's pre-professional soccer club. The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, jointly filed by the Company and the SPV Company with the U.S. Securities and Exchange Commission ("***SEC***") and the offering memorandum, which is included therein (the "***Form C***"). The SPV Company is offering the SPV Units to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "***Portal***").

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of SPV Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in SPV Units may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the SPV Company's Operating Agreement (the "*SPV Company's*

Operating Agreement"), the Company's Amended and Restated' Operating Agreement (the "*Company's Operating Agreement*" and together with the SPV Company's Operating Agreement, the "Operating Agreements"), and the Form C.

This Subscription Agreement includes the following:

- Annex A – Federal Income Tax Backup Withholding Form

Based on these premises, the Subscriber hereby confirms its agreement with the SPV Company as follows:

1. On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the SPV Company and, upon acceptance by the SPV Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the SPV Company agrees to issue and sell to the Subscriber the number of SPV Units listed on the signature page to this Subscription Agreement at a price of $1.283 per SPV Unit notwithstanding any Bonus Units the Subscriber may be eligible for will be issued at a purchase price of $0.

2. Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber shall purchase the SPV Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement.

3. Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber agrees to be bound by and to comply with all of the terms and conditions of the SPV Company's Operating Agreement, and this Subscription Agreement shall and this Subscription Agreement shall serve as the Subscriber's joinder to the SPV Company's Operating Agreement.

4. The Subscriber represents, warrants, and agrees as follows:

(a) THE SUBSCRIBER UNDERSTANDS AND ACCEPTS THAT THE PURCHASE OF THE SPV UNITS INVOLVES A HIGH DEGREE OF RISK, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the SPV Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the SPV Company.

(b) The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

181794573.3

(c)   The Subscriber has received and reviewed a copy of the Form C and has had an opportunity to ask questions of and receive answers about the SPV Company and the Company concerning the investment in the SPV Units. The Subscriber understands and agrees that the SPV Company and the Company are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in SPV Units issued by the SPV Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the SPV Company, the Company, the SPV Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the SPV Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber understands that the SPV Units in the SPV Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the SPV Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The SPV Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)   The Subscriber is purchasing the SPV Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the SPV Units unless the SPV Units have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the SPV Company, an exemption therefrom is available.

(f)   The Subscriber has had an opportunity to review the SPV Company's Operating Agreement and the Company's Operating Agreement with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the SPV Company the Subscriber will be bound by the terms and conditions of the SPV Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the SPV Units are described in the SPV Company's Operating Agreement and the SPV Units are subject to restrictions as contained in the SPV Company's Operating Agreement.

(g)   The Subscriber confirms that it is not relying and will not rely on any communication of the SPV Company, the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the SPV Units. The Subscriber understands that information and explanations related to the offering of SPV Units provided by the SPV Company, the Company, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the SPV Units, and that neither the SPV Company, the Company, the Portal, nor any of their affiliates is acting or has acted as an advisor

3

to the undersigned in deciding to invest in the SPV Units. The Subscriber acknowledges that neither the SPV Company, the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the SPV Units for purposes of determining the Subscriber's authority or suitability to purchase the SPV Units.

(h)   The Subscriber has had an opportunity to ask questions of the Company regarding the business plan of the SPV Company and the Company. The Subscriber understands that the SPV Company will be using all of the proceeds of this offering to invest in the Company, which owns and operates a USL League One (Division 3) men's professional soccer team known as "Greenville Triumph" and the "Greenville Liberty" women's pre-professional soccer club. The Subscriber understands that the Company's business plan is subject to change depending on a variety of circumstances, and the Company may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Company sells additional units or membership interests, the SPV Company's interest in the Company would then be diluted on a pro rata basis with other members of the Company, and, consequentially, the Subscriber's indirect ownership percent in the Company would be subsequently reduced. There can be no assurance that the Company will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to the Company.

(i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the SPV Company, resulting in a partial or total loss of the Subscriber's investment in the SPV Company. The Subscriber confirms that no representations or warranties about SPV Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the SPV Company.

(j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the SPV Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the SPV Units. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the SPV Units. Upon acceptance of this Subscription Agreement by the SPV Company, this Subscription Agreement and the SPV Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the SPV Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the SPV Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the SPV Company has no obligation or intention to take any action to permit subsequent sales of the SPV Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the SPV Units, or any

181794573.3

interest therein, except in compliance with Regulation Crowdfunding or the SPV Company's Operating Agreement.

5.   The Subscriber acknowledges that the SPV Company and the Company and their Managers, Members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering SPV Units for sale to the Subscriber without having first registered the issuance of the SPV Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the SPV Company, the Company, and each of their Managers, Members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 5 shall survive the acceptance of this Subscription Agreement and the sale of the SPV Units.

6.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

7.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the SPV Company, in writing, of a different address to which such correspondence and notices are to be sent.

9.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase SPV Units in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the SPV Company and returned to the Subscriber.

181794573.3

[Signature page follows.]

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT
WITH GREENVILLE PRO SOCCER SPV LLC

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of SPV Units as of this date _____.

_____
Name of Subscriber (Print or Type)

_____
Title and Name (if Subscriber is an Entity)

_____
Signature

Number of SPV Units Purchased: _____

Aggregate Purchase Price: $_____

Address:

_____

_____

_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this date _____.

Greenville Pro Soccer SPV LLC

By: Greenville Pro Soccer LLC, its Manager

By: _____
    Wallace B. Cheves, Jr., Chairman of Greenville Pro Soccer LLC

7

Annex A

FEDERAL INCOME TAX BACKUP WITHHOLDING FORM

In order to prevent the application of federal income tax backup withholding, each subscriber must provide us with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50.00 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me); and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

SUBSCRIBER (if an individual):

_____
Signature

_____
Print Name of Subscriber

SSN or TIN: _____

PLEASE SIGN AND RETURN THIS PAGE

EXHIBIT E

JOINDER TO OPERATING AGREEMENT OF GREENVILLE PRO SOCCER SPV LLC

JOINDER AGREEMENT
to the
Operating Agreement
of
Greenville Pro Soccer SPV, LLC

Reference is hereby made to the Operating Agreement of Greenville Pro Soccer SPV LLC, as amended from time to time (the "<u>Operating Agreement</u>"), among Greenville Pro Soccer SPV LLC, a South Carolina limited liability company (the "<u>SPV Company</u>"), the Manager of the SPV Company, and the Members of the SPV Company. The undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder Agreement, the undersigned shall become a party to the Operating Agreement and a member of the SPV Company and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto.

IN WITNESS WHEREOF, the undersigned party has executed this Joinder Agreement as of the date set forth below.

_____
Name of Subscriber (Print or Type)

_____
Title and Name (if Subscriber is an Entity)

_____   _____
Signature   Date

EXHIBIT F

GREENVILLE PRO SOCCER TESTING THE WATERS PAGE

 **Vicinity** Ventures   View Portfolio   Offers   Membership   Dashboard   🔔

Greenville Pro Soccer

Regulation Crowdfunding



Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review the offering preview below.

Goal: Up to $1.2M
Type: Preferred Equity - Class A-1 Units
Pre-money valuation: $45,000,000
Preferred Return: 10%
-
*Bonus Shares and other investors perks are available as part of this offering, Check out the investment Summary section below to learn more.

YOU'RE INTERESTED

Start Date April 21, 2026

End Date April 30, 2026

The Deal   Shop Talk   Local Buzz   Q&A

Why fund our local story



Greenville Pro Soccer is creating a new model for community-rooted professional sports, giving fans and investors the opportunity to own a piece of a growing franchise that reflects the energy and ambition of the Upstate. The combined Triumph and Liberty organizations are positioned to become one of the most exciting soccer stories in the Southeast, uniting local pride with national potential.

Investment Highlights:

- **Own a Piece of Professional Sports:** This offering gives supporters the chance to become equity investors in Greenville's only professional soccer franchises, building lasting value as the club grows.

- **Greenville's Growth Story:** One of the fastest-growing regions in the Southeast, Greenville offers a thriving business environment, strong youth soccer culture, and a passionate fan base that fuels long-term franchise stability.

- **New Stadium Momentum:** Greenville Pro Soccer has secured a favorable long-term lease at GE Vernova Park the new state-of-the-art soccer stadium under construction at BridgeWay Station. This purpose-built facility will provide the Triumph and Liberty with a true home venue designed to enhance the fan experience, drive higher attendance, and strengthen the clubs competitive and financials positions.

- **Global Star Power:** Soccer legend Ronaldinho has joined the ownership group, bringing worldwide visibility, brand strength, and credibility to the Greenville franchise.

- **Expanding USL Landscape:** The USL is entering a new era of growth with increasing investment across its leagues and a potential promotion and relegation model that could dramatically enhance franchise value.

- **Community Ownership at its Best:** Local investment through Vicinity strengthens Greenville's connection to its teams while creating a pathway for fans and residents to directly share in the success of their hometown team.



Brazilian soccer legend and minority owner Ronaldinho joined Greenville Pro Soccer for the groundbreaking of the new stadium at Bridgeway Station.

Overview

Greenville Pro Soccer

Greenville Pro Soccer ("GPS") is the parent organization of the Greenville Triumph, a men's professional team competing in USL League One, and the Greenville Liberty, a premier pre-professional women's team competing in the USL A League. Together, these clubs form the foundation of a unified soccer platform that connects youth participation, community engagement, and professional-level play across the Upstate.

Since launching in 2018, the Triumph have built one of the most consistent and respected

operations in the United Soccer League. The club is a consistent contender, frequently making the playoffs and capturing the 2020 League One Championship. The club has often ranked near the top of the league in attendance, ticket sales, sponsorships, and merchandise revenue despite lacking a permanent home stadium. This success reflects both the quality of play on the field and the passion of a loyal fan base that continues to grow each year.

The Greenville Liberty adds depth and purpose to the GPS structure by providing a development pathway for women's players and strengthening year-round engagement with local families, youth programs, and college communities. The rapid rise of women's soccer, combined with the USL's launch of the fully professional Super League, opens the door for select A League organizations to advance into the professional ranks. This presents a unique opportunity for Greenville Pro Soccer to expand its women's program, elevate its national profile, and capture new commercial and financial growth as the sport continues to accelerate.

With a new stadium under construction at BridgeWay Station, GPS has secured a favorable long term lease to a purpose-built soccer venue that will serve as the permanent home for both clubs. The 6,000-seat stadium is designed specifically for soccer and will transform the match-day experience for fans,

players, and partners. As the anchor tenant, Greenville Pro Soccer will benefit from a professional facility that enhances fan engagement (already seen season ticket sales **triple**), attracts higher-value sponsorships, and positions both teams to compete at the highest level. The stadium's location within BridgeWay Station's mixed-use development creates a vibrant destination atmosphere that will drive sustained interest and support for Triumph and Liberty matches throughout the year.

Greenville Pro Soccer is more than two teams. It is a growing enterprise built on an established supporter base, proven operational success, and a clear path to scale through new infrastructure, league growth, and expanded community investment.


TRIUMPH
HISTORY
Established as Greenville's first professional soccer team, The Greenville Triumph.
2018
The Triumph win the USL League One championship
2020
The GVL Liberty launch and finish inaugual season undefeated at home
2022
The Triumph annouce new 6,000 seat multi-use stadium
2024
Invite the community to particpate in the next growth phase
2026
2019
Competes first season in the USL League One, competing in the championship match
2021
The Triumph make a 3rd championship appearance
2022
The Triumph clinch fourth straight playoff appearance
2025
The Triumph break ground on new stadium

The Triumph have become a cornerstone of the Upstate, bringing fans, families, and local businesses together through a shared love of soccer and community pride. Through local partnerships, youth programs, and year-round

engagement, the club continues to invest in Greenville both on and off the field.

This fundraising campaign is a natural extension of our vision, bringing the community closer to the club by offering a rare opportunity for investors of all sizes to own an equity stake in a professional sports team. While fan ownership is less common in American sports, it has been embraced in soccer communities around the world, where supporters play a meaningful role in their clubs. By investing, fans and local supporters can help build a sustainable, community-driven soccer culture in Greenville while benefiting financially from the growth and success of the Triumph and Liberty as they enter this critical stage of growth and expansion.

The Market

Greenville is One of the Nation's Top Soccer Markets

There are more than 9,000 registered youth soccer players across the Upstate of South Carolina, and more than 30,000 registered youth players statewide. One in three youth in the Greenville area play soccer. From 2013 to 2018, South Carolina has ranked second nationally for percentage growth in male youth soccer participation, and fifth for female youth participation. The Greenville television market ranks in the Top 10 TV markets in the U.S. for viewership of English Premier League and other key international soccer matches, behind

only Portland, Seattle, Norfolk, and San Diego. The combination of these factors led Greenville to be named the second-best minor league sports market in the U.S. by Sports Business Journal in October of 2019.



This heat map highlights the concentration of existing season ticket holders around the new BridgeWay Station stadium site. Located within the core of the Greenville soccer fanbases and growing suburban communities, the stadium's placement is perfectly located for maximize accessibility, visibility, and long term attendance growth.

A New Era at Bridgeway Station

Since their inaugural season, the Greenville Triumph have built one of the most passionate and loyal fan bases in the USL. That support has grown despite the challenge of playing in a shared venue not designed for professional soccer. Without a true home ground, the club has faced limitations in creating a full match-day atmosphere and providing fans with the premium seating, amenities, and traditions that define a world-class soccer experience. Even

with those constraints, Triumph matches have consistently drawn strong crowds and community engagement, proving the region's deep enthusiasm for the sport.

The new stadium at BridgeWay Station, **GE Vernova Park**, will transform the fan experience for the Triumph and Liberty. Purpose-built for soccer, it will give supporters, families, and local businesses a true home that reflects the spirit of the club and the community. Beyond the atmosphere, the stadium will reshape the organization's financial profile. League data shows that USL teams moving into soccer-specific venues often experience up to a twofold increase in soccer-related revenue. For Greenville Pro Soccer, this means the ability to capture higher match-day revenues through premium seating, hospitality packages, expanded concessions during games, enhanced sponsorship activations, and merchandise sales in a purpose-built environment designed to maximize the fan experience and commercial opportunities on game days.



GE VERNOVA PARK

A 6,000+ ticketed multi-use sports and entertainment stadium at BridgeWay Station will be Greenville's first true community venue capable of hosting **200-400 events annually**. Designed by Johnston Group, McCullers Group and Greenville-based McMillan Pazdan Smith, the stadium will support soccer, football, lacrosse, rugby, and more, while also accommodating concerts, festivals, and corporate events.

With state-of-the-art lighting, sound, and broadcast technology, it will be a smart-sized, nationally competitive venue positioned in the "sweet spot" of modern stadium development.

The stadium will serve as both an economic driver and a community hub. It will attract tourism, create jobs, and generate significant event-based revenue, while also hosting youth, high school, and collegiate championships across multiple sports.

As the permanent home for the Greenville Triumph and Liberty, the stadium will host more than *36 professional matches annually*, and has the capacity to bring U.S. Women's National Team games, international exhibitions, and NCAA championships to the Upstate; firmly establishing Greenville as a destination for sport and culture.

GE Vernova Park represents a significant milestone for professional soccer in the Upstate and positions Greenville Pro Soccer to benefit from the broader development momentum taking shape around the venue. Across the country, purpose-built soccer stadiums within mixed-use districts have proven to elevate the entire club ecosystem by creating destination environments where fans, families, and corporate partners choose to gather year-round. Beyond soccer matchdays, GE Vernova Park is designed to serve the broader Greenville community, with a target of 200 to 400 events annually spanning concerts, community gatherings, and corporate activations, establishing the venue as a consistent hub of activity and economic energy for the Upstate region.

BridgeWay Station's integrated development, combining dining, retail, and residential spaces around the stadium, will create an atmosphere that extends beyond match days and strengthens the connection between the clubs and the community. The stadium's placement within this development enhances the long-term value proposition for the organization by ensuring the Triumph and Liberty compete in a thriving, walkable district that attracts regional visitors and reinforces Greenville's growing reputation as a premier sports and entertainment destination.



**The Rise of Multi-Use
Sports Venues**

A growing real estate trend is reshaping
professional sports, with modern stadiums
designed as multi-use developments that
anchor entire entertainment districts. These
venues generate year-round activity through
concerts, festivals, and community events,
driving economic growth that benefits both
the teams and the surrounding businesses.
Greenville Pro Soccer is positioned to
capitalize on this model through its
integration with BridgeWay Station, where
the new stadium will serve as both a home
for the Triumph and Liberty and a catalyst for
regional development.

United Soccer League: A Platform for Growth and Opportunity

The United Soccer League (USL) is one of the most established and fastest-growing professional soccer organizations in North America. Operating under the U.S. Soccer Federation, the USL oversees a tiered structure that includes the USL Championship (Division II), USL League One (Division III), and a robust pre-professional network that connects more than 200 clubs nationwide. The Greenville Triumph compete in USL League One, which serves as a proving ground for ambitious clubs developing both competitive success and sustainable business models. The USL A League, where the Greenville Liberty compete, mirrors that same structure for women's soccer, serving as a pipeline for top collegiate and emerging professional players.

The USL has also announced plans for USL Division One, a new top-tier men's league that will compete directly with Major League Soccer (MLS) and reshape the American soccer landscape. Expected to launch within the two

years, this new division will complete the USL's open pyramid and provide a direct pathway for clubs to ascend through the ranks based on performance, operational success, and market growth. This evolution positions Greenville Pro Soccer within a league ecosystem that is actively expanding its national footprint and building one of the most dynamic and connected soccer structures in the world.


USL
DIVISION ONE
MLS
USL
Championship
PROFESSIONAL
USL 1
League One
NISA
NEXT PRO
AMATEUR
USL 2
League Two
NPSL
UPSL
COLLEGE
NCAA
NAIA
NJCAA

Future State of USL Soccer Pyramid including newly announced Division One league

In alignment with global soccer standards, the USL has announced that its men's leagues will adopt a promotion and relegation system, marking a historic first for American professional sports. This model will allow clubs to move upward or downward through divisions based on on-field performance, rewarding competitive success and long-term organizational strength. For Greenville, this represents a tangible opportunity to rise through the professional ranks, access larger

markets, and enhance franchise value while maintaining deep community roots.



Map of USL Club locations throughout the United States

Investment Summary

Greenville Pro Soccer, LLC is offering preferred equity to investors through this Reg CF offering. Investors participate through Greenville Pro Soccer SPV, LLC, a dedicated vehicle established for this offering, which holds Class A-1 Units in the Company on investors' behalf.

Investment Round Details

- Preferred equity (Class A-1 Units) in Greenville Pro Soccer, LLC

- $45,000,000 pre-money valuation

- 10% preferred return, compounding quarterly

- Raise goal: $1,200,000

Bonus Shares

GPS will provide certain bonus allocations to eligible Investors at the time of their investment. Bonus allocations are awarded in the form of additional Class A-1 Units ("**Bonus Units**") rounded up to the nearest whole unit and do not represent additional capital contributions.

Membership-Based Bonuses:

- **VentureSouth Members: 10% Bonus** – Investors who are active members of VentureSouth at the time of their investment will receive additional Class A-1 Units equal to ten percent (10%) of the number of Units purchased in this Offering.

- **Vicinity Venture Club Members: 5% Bonus** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional SPV Units equal to five percent (5%) of the number of SPV Units purchased in this Offering.

Investment Size Bonuses:

Investments > $100,000 : 10% Bonus - Investors who makes an investment commitment equal to or greater than $100,000 by the April 30th deadline will receive additional Units equal to ten percent (10%) of

the number of SPV units purchased in this Offering.

Combination of Bonuses

Investors will combine the highest bonus allocation they are eligible for in each category included in this offering, For example, an eligible VentureSouth member investing over $100,000 would receive additional SPV Units equal to twenty percent (20%) of the number of SPV Units purchased in this Offering.

Bonus Units will be issued on the same terms as purchased SPV Units, except that the purchase price for Bonus Units will be deemed to be $0.00 and such Bonus Units will not represent additional capital contributions.

Investor Perks

Every investor receives a stake in the club and access to the Owners Club program. Perks scale with investment level:

Ownership Tier — $2,500+

- Limited Edition Team Scarf

- Decorative Stock Certificate

- Ongoing "Owners Club" Perks (special access to events and discounts)

- Invitation to Annual Investor Event

Champion Tier — $10,000+ Everything in the Ownership Tier, plus:

- Personalized Owner-Edition Jersey

Founding Member Tier — $25,000+ Everything in the Champion Tier, plus:

- Two premium all-inclusive seats to one match per year through 2029

Club Partner Tier — $100,000+ Everything in the Champion Tier, plus:

- All-inclusive VIP fan experience for up to 10 guests for one match per year through 2030

Capital Structure and Unit Classes

The Company currently has three classes of units outstanding:

Class A Units are held by some of GPS' ownership and existing investors. Class A holders accrue a **12% preferred return**, compounding quarterly, on all contributed capital.

Class A-1 Units are the securities offered in this offering, held through the SPV. Class A-1 holders accrue a **10% preferred return**, compounding quarterly, on invested capital. Class A-1 holders do not have voting rights in the Company.

Class B Units are held by the Company's founders. Class B holders do not accrue a preferred return and receive no distributions until all Class A and Class A-1 capital and

accrued preferred returns have been paid in full.

Distribution Waterfall

Distributions are made in the following order of priority:

1. **Class A and Class A-1 holders** receive their accrued preferred return plus full return of invested capital, distributed pari passu based on unit count, until all contributed capital and accrued preferred returns across both classes have been paid in full.

2. **Class B holders** then receive **75%** of remaining distributions, with Class A and Class A-1 holders receiving the remaining **25%**, until Class B holders have received a full return of their contributed capital.

3. **Thereafter**, all remaining distributions are split **50% to Class B** and **50% to Class A and Class A-1** holders, allocated by unit count within each class.

Our People

 **Wallace Cheves, Chairman, CEO, and Governor**

Wallace Cheves is a seasoned entrepreneur and investor with extensive experience in gaming, real

estate, and large-scale business development. A Greenville native and Wofford College graduate, Cheves has played a pivotal role in the gaming industry, founding and leading multiple ventures, including First Class Games, Players Club Casino, and Sky Boat, LLC, which partnered with the Catawba Indian Nation to develop Two Kings Casino in North Carolina. His expertise in navigating complex regulatory landscapes and securing high-value investments has made him a key player in the industry.

Through Grupo Ronaldinho, Cheves has facilitated strategic investment in Greenville Triumph SC and Greenville Liberty, strengthening the club's ownership group and expanding its international profile. His experience in business development, capital structuring, and operational growth provides a strong foundation for the Triumph's continued expansion



Bruce Lee, Part Owner

Bruce Lee is a part owner of Greenville Pro Soccer and a seasoned financial executive with more than 30 years of experience in the banking industry. He most recently served as President, Chief Executive Officer, and Director of Heartland Financial USA (HTLF), a publicly traded company listed on NASDAQ and headquartered in Denver, Colorado. Named CEO in 2018, he led HTLF and its 11 bank brands across more than

100 banking centers serving communities throughout the West, Southwest, and Midwest. Under his leadership, HTLF grew from $7.7 billion to over $20 billion in assets through the successful integration of 13 banks and a consistent focus on people, customers, and operational excellence. HTLF was acquired by UMB Financial Corporation in January 2025, at which point he retired from banking. Prior to HTLF, he spent 12 years at Fifth Third Bank in senior leadership roles including Chief Credit Officer and Commercial Banking Division Head, and served as President and CEO of a Fifth Third affiliate bank. He holds a BA in Business Administration and Management from Siena Heights University and has served on the boards of the Cincinnati Symphony Orchestra, the Medical College of Ohio Foundation, Siena Heights University, and the University of Findlay. He became an investor in Greenville Pro Soccer, LLC in the summer of 2025.



Rick Pennell, Part Owner and President/CEO of Metromont Corporation

Rick Pennell is President and CEO of Metromont Corporation, a third-generation Greenville company founded by his grandfather, Capt. J. Roy Pennell. Under his leadership, Metromont has become one of the nation's largest precast concrete manufacturers, employing more than

1,500 people across six facilities in four states. A founding member and past president of AltusGroup, Rick has long championed innovation and collaboration within the industry.

Deeply committed to community service, he has served on numerous nonprofit boards, including the YMCA, South Carolina Children's Theatre, Peace Center, and Greenville Symphony, and is a trustee of the University of Georgia Foundation and Converse College. In recognition of his leadership and civic impact, he was inducted into the South Carolina Business Hall of Fame in 2020/2021.



Jim Casey, Part Owner and Co-Head of Global Investment Banking at JP Morgan

Jim Casey, co-head of Global Investment Banking at JP Morgan, is an avid sports fan with a deep understanding of the economic dynamics of professional soccer in Europe and the United States. Casey's career includes significant tenures at Drexel Burnham Lambert, Kidder, Peabody & Co., Paine Webber, and CS First Boston, bringing extensive financial expertise to the team. Casey previously made a significant donation to the Triumph and Liberty Foundation.



Billy Webster, Part Owner, Business Leader & Philanthropist

Billy Webster is a respected business leader, educator, and philanthropist

known for his service in both the public and private sectors. A Fulbright Scholar and graduate of Washington and Lee University and the University of Virginia School of Law, he served in senior roles in the White House and as chief of staff to U.S. Secretary of Education Richard W. Riley during the Clinton Administration.

Webster has chaired the boards of Greenville Health System and Converse College and currently serves on the boards of LKQ Corporation and Golub Capital BDC. His career includes leading Carabo, Inc., the operator of 27 Bojangles restaurants in South Carolina. Deeply engaged in civic and educational causes, he also serves on boards for Washington and Lee University, M.D. Anderson Medical Center, Spartanburg Day School, and Liberty Fellows, and teaches healthcare policy at Wofford College.



Joe Erwin, Founder and Visionary

A Greenville native, Joe Erwin is the founder of the Greenville Triumph SC and Greenville Liberty, as well as president of Erwin Creates and founder of Endeavor, a co-working community for creative professionals in downtown Greenville. A Clemson University graduate, Erwin began his career in New York before returning home in 1986 to co-found Erwin Penland, growing it from two employees into a national marketing

agency of more than 400 people with
offices in Greenville and New York.

An Ernst & Young Entrepreneur of the
Year honoree, Erwin is deeply
involved in community and
educational initiatives, including
Clemson's Erwin Center for Brand
Communications and the South
Carolina Special Olympics. His
leadership has helped make Greenville
a thriving hub for creativity, business,
and professional sports.

Grupo Ronaldinho, Part Owners

Ronaldinho Assis joined the ownership group on Oct.
9, 2024 where he rang the closing bell as part of
International Day at the New York Stock Exchange.
Widely regarded as one of the greatest footballers of
all time, Ronaldinho's investment is a powerful
endorsement of what the organization has built
during the past six years and elevates the standing of
the Greenville Triumph and Greenville Liberty within
the soccer community. With the global spotlight on
North America for the 2026 World Cup and Atlanta
serving as a host city, Ronaldinho's involvement is set
to bring international recognition to the Triumph and
Liberty teams as well as Upstate South Carolina.
Ronaldinho's passion for the sport and commitment
to fostering the next generation of soccer talent
aligns perfectly with the mission of the Greenville
Triumph. Wallace Cheves, a member of the GPS
ownership group, brought Ronaldinho on board
through Cheves' Groupo Ronaldinho ownership
syndicate.



**Zach Prince, General Manager &
Sporting Director**

Zach Prince serves as the General
Manager and Sporting Director for

Greenville Triumph SC and Greenville Liberty SC, bringing a blend of MLS and USL Championship experience back to his home state. A native of Irmo, South Carolina, he returns to the Upstate after coaching roles with DC United and the New York Red Bulls, where he helped elevate two of MLS's youngest rosters, and five successful seasons with New Mexico United, where he advanced to head coach and technical director while launching key player-development and youth programs. Prince now leads Greenville Pro Soccer into its next chapter, focused on community, player development, and building championship-caliber teams.

Financial Highlights

The current valuation of $45 million for Greenville Pro Soccer reflects the significant capital already invested into the organization, the intrinsic value of its league memberships, and the long-term growth potential across both the men's and women's teams.

Use of Funds:

Proceeds from this offering will be strategically deployed to position Greenville Pro Soccer for the next phase of growth on and off the field. Planned uses of funds include:

- **Expansion of Team and Operational Capacity:** Investment in roster development, coaching resources, and front-office infrastructure to strengthen competitiveness and sustain year-round engagement for both the Triumph and Liberty.

- **Marketing and Brand Development:** Focused investment in regional marketing, community partnerships, and youth programming to expand the club's reach and deepen fan loyalty.

- **Working Capital and Long-Term Growth Initiatives:** Capital reserves to pursue strategic opportunities such as expanded women's operations, future league advancement, and community-driven events that align with the club's mission and business plan.

Valuation Basis

Greenville Pro Soccer's valuation is supported by several key components:

- **Existing Equity Investment:** More than $23 million has already been invested by ownership and affiliated partners to launch and develop the Triumph and Liberty organizations, establish professional operations, acquire league franchise rights, and build the competitive infrastructure required to sustain long-term success in the United States soccer system.

- **League Rights Asset:** Greenville Pro Soccer holds two valuable league licenses that form the foundation of its long-term enterprise value. Alongside the USL League One license ($10M value), GPS has also secured the rights to a USL Super League franchise ($12M value) with plans to elevate the Liberty to the professional ranks after stabilization in the new stadium. These licenses are assets supported by a wave of new league expansions and investment activity that continue to validate pricing across the USL system and a key piece to the future visions of GPS.

- **Brand and Partnership Value:** Greenville's strong regional brand, established fan base, and strategic stadium participation add additional intangible and commercial value that further supports the enterprise's overall worth.

Market Validation

Investor activity across the United Soccer League continues to accelerate, reinforcing the value trajectory for professionally operated clubs like Greenville Pro Soccer. New ownership groups have continued to join the USL through expansions accelerating in markets across the country such as Brooklyn, Dallas, Boise, and Jacksonville, showcasing the health of the league ecosystem and validating the franchise rights value. Expansion markets are increasingly centered around mixed-use, stadium-anchored developments similar in

concept to Greenville's BridgeWay Station partnership, reflecting how USL clubs are becoming catalysts for regional economic growth.

Within the league's established tiers, team valuations have risen sharply as soccer's popularity continues to expand nationwide. According to recent league materials and external valuation analyses, USL Championship clubs now commonly exceed $20 million in enterprise value, with several premier organizations reaching considerably higher figures following new stadium announcements and corporate partnerships. Even among USL League One teams, operating revenues, sponsorship demand, and market valuations have shown consistent year-over-year growth as local fan bases mature and infrastructure improves.

Across both the men's and women's sides, these trends illustrate a powerful market cycle driven by growing media attention, franchise scarcity, and the league's evolving structure. The combination of new investor participation, professional facilities, and the introduction of promotion and relegation has positioned the USL as one of the most investable sports ecosystems in the United States. Greenville Pro Soccer stands to benefit directly from this momentum through rising comparable valuations, expanding league visibility, and a business model aligned with where professional soccer in America is heading.

Future Value Creation

Greenville Pro Soccer is strategically positioned to capitalize on the evolution of the United Soccer League and the growing commercial landscape of U.S. soccer. On the men's side, the introduction of promotion and relegation within the USL creates a direct pathway for the Greenville Triumph to rise into higher divisions based on on-field success and operational strength. Advancement into more senior leagues would unlock expanded media exposure, increased sponsorship demand, and greater enterprise value for the organization.

The women's side of the business offers an equally compelling growth opportunity. Greenville Pro Soccer has already secured the rights to a USL Super League franchise, allowing the Greenville Liberty to transition into the professional ranks once operations stabilize in the new BridgeWay Station stadium. Entry into the Super League will position Greenville within the first division of women's soccer in the United States, driving national visibility, new corporate partnerships, and a diversified revenue base.

The company's move into a purpose-built soccer-specific stadium at BridgeWay Station will serve as a powerful catalyst for revenue growth across both teams. Access to a professional venue designed specifically for soccer will allow Greenville Pro Soccer to substantially enhance match-day revenues through increased attendance, premium

seating offerings, expanded sponsorship inventory, and hospitality packages tailored to the elevated fan experience. The stadium's design and location position GPS to capture the full commercial value of its competitive success and community support in ways that were not possible in a shared, multi-use facility.

Investor returns are expected to come through two potential channels. First, as the organization executes on its strategic plan and the overall value of the Greenville Pro Soccer entity increases, investors may benefit from future valuation growth through a future sale or investor buyout. Second, investors holding Preferred Equity will be entitled to participate in any profit distributions or dividends declared by management. These distributions are not guaranteed and will depend on the long-term profitability and discretion of management.

Documents

Offering docs will be posted here when campaign is live

(**DOWNLOAD**)

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



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This website, vicinityventures.co ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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